Exhibit 99.1

Commission File Number 001-31914

中国人寿保险股份有限公司
China Life Insurance Company Limited

Stock Code: 2628

Annual Report 2012

Commission File Number 001-31914

The Company is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law and Insurance Law of the People’s Republic of China. The Company was successfully listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange on 17 and 18 December 2003, and 9 January 2007, respectively. The Company’s registered capital is RMB28,264,705,000.

The Company is the largest life insurance company in China. Our distribution network, comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies, is the most extensive one in China. The Company is one of the largest institutional investors in China, and through its controlling shareholding in China Life Asset Management Company Limited, the Company is the largest insurance asset management company in China. The Company also has controlling shareholding in China Life Pension Company Limited.

Our products and services include individual life insurance, group life insurance, and accident and health insurance. The Company is a leading provider of individual and group life insurance, annuity products and accident and health insurance in China. As at 31 December 2012, the Company had approximately 149 million long-term individual and group life policies, annuity contracts, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies and services.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Contents

Definitions and Material Risk Alert	2

Company Profile	3

Financial Summary	6

Chairman’s Statement	7

Management Discussion and Analysis	10

Report of the Board of Directors	28

Report of the Supervisory Committee	35

Significant Events	38

Changes in Share Capital and Shareholdings of Substantial Shareholders	44

Directors, Supervisors, Senior Management and Employees	48

Corporate Governance	63

Internal Control	89

Honors and Awards	93

Independent Auditor’s Report	94

Consolidated Statement of Financial Position	95

Statement of Financial Position	97

Consolidated Statement of Comprehensive Income	99

Consolidated Statement of Changes in Equity	101

Consolidated Statement of Cash Flows	102

Notes to the Consolidated Financial Statements	104

Embedded Value	198

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Definitions and Material Risk Alert

In this annual report, unless the context otherwise requires, the following expressions have the following meanings:

The Company [1]	China Life Insurance Company Limited and its subsidiaries

CLIC	China Life Insurance (Group) Company

AMC	China Life Asset Management Company Limited, a subsidiary of the Company

Pension Company	China Life Pension Company Limited, a subsidiary of the Company

P&C Company	China Life Property and Casualty Insurance Company Limited

CIRC	China Insurance Regulatory Commission

CSRC	China Securities Regulatory Commission

HKSE	The Stock Exchange of Hong Kong Limited

SSE	Shanghai Stock Exchange

Company Law	Company Law of the People’s Republic of China

Insurance Law	Insurance Law of the People’s Republic of China

Securities Law	Securities Law of the People’s Republic of China

Articles of Association	Articles of Association of China Life Insurance Company Limited

China	for the purpose of this report, “China” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region

RMB	Renminbi Yuan

Material Risk Alert:

The Company has stated the details of its existing risks including risks relating to macro trends, risks relating to business and risks relating to investments. Please refer to the analysis of the risks which the Company may face in its future development in the section headed “Management Discussion and Analysis”.

[1]	Except for “the Company” referred to in the Consolidated Financial Statements.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Company Profile

Registered Name in Chinese:

Registered Name in English:

China Life Insurance Company Limited (“China Life”)

Legal Representative: Yang Mingsheng

Board Secretary: Liu Yingqi

Office Address: 16 Financial Street, Xicheng District, Beijing, P.R.China 100033

Telephone: 86-10-63631191

Fax: 86-10-66575112

Email: ir@e-chinalife.com

Securities Representative: Lan Yuxi

Office Address: 16 Financial Street, Xicheng District, Beijing, P.R.China 100033

Telephone: 86-10-63631068

Fax: 86-10-66575112

Email: lanyuxi@e-chinalife.com

*	Mr. Lan Yuxi, Securities Representative of the Company, is also the main contact person of the external Company Secretary engaged by the Company

Registered Office Address:

16 Financial Street, Xicheng District, Beijing, P.R.China 100033

Current Office Address:

16 Financial Street, Xicheng District, Beijing, P.R.China 100033

Telephone: 86-10-63633333

Fax: 86-10-66575722

Website: www.e-chinalife.com

Email: ir@e-chinalife.com

Hong Kong Office:

Office Address: 25th Floor, C.L.I. Building, 313 Hennessy Road, Wanchai, Hong Kong

Telephone: 852-29192628

Fax: 852-29192638

Newspapers for the Company’s A Share Disclosure:

China Securities Journal

Shanghai Securities News

Securities Times

CSRC’s Designated Website for the Company’s Annual Report Disclosure:

www.sse.com.cn

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Company Profile

The Company’s H Share Disclosure Websites:

HKExnews website at www.hkexnews.hk

The Company’s website at www.e-chinalife.com

The Company’s Annual Reports may be Obtained at:

12/F, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, P.R.China

Stock Information:
Stock Type	A Share	H Share	ADR
Stock Exchange	Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	New York Stock Exchange
Stock Short Name	China Life	China Life	–
Stock Code	601628	2628	LFC

H Share Registrar and Transfer Office:

Computershare Hong Kong Investor Services Limited

Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary:

Deutsche Bank

60 Wall Street, New York, NY 10005

Domestic Legal Adviser:

King & Wood Mallesons

International Legal Advisers:

Latham & Watkins

Debevoise & Plimpton LLP

Date of First Registration of the Company:

30 June 2003

Initial Registered Address of the Company:

16 Chaowai Avenue, Chaoyang District, Beijing, P.R.China 100020

Date of the Latest Change of Registration of the Company:

20 June 2012

Latest Change of the Registered Address of the Company:

16 Financial Street, Xicheng District, Beijing, P.R.China 100033

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Company Profile

Corporate Business Licence Serial Number:

100000000037965

Tax Registration Certificate Number:

11010271092841X

Organization Code:

71092841-X

Auditors of the Company:

Domestic Auditor:	PricewaterhouseCoopers Zhong Tian CPAs Limited Company
	Address:	11/F, PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District, Shanghai 200021, P.R.China
Name of Signing Auditors: Xu Kangwei, Ma Qianlu

International Auditor:	PricewaterhouseCoopers
Address: 22/F, Prince’s Building, Central, Hong Kong

Changes in the Main Business of the Company since the Company’s Initial Public Offering:

None

Changes of the Controlling Shareholder of the Company since the Company’s Initial Public Offering:

None

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Financial Summary

						RMB million
	Under International Financial Reporting Standards (IFRS)
Major Financial Data [1]	2012	2011	Change	2010	2009	2008

For the year ended
Total revenues	371,485	370,899	0.2%	385,838	339,290	300,385
Net premiums earned	322,126	318,276	1.2%	318,088	275,077	265,177
Benefits, claims and expenses	363,554	352,599	3.1%	346,601	298,249	280,370
Insurance benefits and claims expenses	300,562	290,717	3.4%	279,632	237,038	231,949
Net profit before income tax	10,968	20,513	–46.5%	41,008	41,745	19,959
Net profit attributable to equity holders of the Company	11,061	18,331	–39.7%	33,626	32,881	19,137
Net cash inflow from operating activities	132,182	133,953	–1.3%	178,600	149,700	126,077

As at 31 December
Total assets	1,898,916	1,583,907	19.9%	1,410,579	1,226,257	987,493
Investment assets [2]	1,790,838	1,494,969	19.8%	1,336,245	1,172,145	937,403
Total liabilities	1,675,815	1,390,519	20.5%	1,200,104	1,013,481	812,622
Total equity holders’ equity	221,085	191,530	15.4%	208,710	211,072	173,947

Per share (RMB)
Earnings per share (basic and diluted)	0.39	0.65	–39.7%	1.19	1.16	0.68
Equity holders’ equity per share	7.82	6.78	15.4%	7.38	7.47	6.15
Net cash inflow from operating activities per share	4.68	4.74	–1.3%	6.32	5.30	4.46

Major financial ratio
Weighted average ROE (%)	5.38	9.16	decrease of 3.78 percentage points	16.02	17.13	10.29
Ratio of assets and liabilities (%) [3]	88.25	87.79	increase of 0.46 percentage points	85.08	82.65	82.29
Gross investment yield (%) [4]	2.79	3.51	decrease of 0.72 percentage points	5.11	5.78	3.48

Notes:

1.	Net profit refers to net profit attributable to equity holders of the Company, while equity holders’ equity refers to equity attributable to equity holders of the Company.
2.	Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Securities purchased under agreements to resell + Loans + Statutory deposits
3.	Ratio of assets and liabilities = Total liabilities/Total assets
4.	Gross investment yield = (Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss – Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) /2)
5.	The Company adopted IFRS in 2009, and financial results of 2008 are adjusted in accordance with IFRS.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Chairman’s Statement

2012 was a year in which China’s life insurance industry experienced enormous challenges and endured great business difficulties. With China’s economic growth slowing down, capital markets experiencing continuous depression, and the growth of the life insurance industry slowing down significantly, the Company encountered unprecedented severe challenges in both underwriting and investment businesses. Faced with this difficult business environment, all employees of the Company firmly adhered to the keynote of “tackling difficulties, making steady progress and striving for development” and actively promoted innovation in products and technology, which enabled the Company to grow its business and steadily enhance new business value, maintain its market leading position, continue to improve the quality and structure of its business, and take an encouraging step towards a scale-value balanced business model.

As at the end of the Reporting Period, the Company’s total assets reached RMB1,898,916 million, an increase of 19.9% from the end of 2011. The Company’s embedded value was RMB337,596 million, an increase of 15.3% from 2011; and one-year new business value was RMB20,834 million, an increase of 3.1% from 2011. During the Reporting Period, the Company’s total revenue was RMB371,485 million, an increase of 0.2% from 2011. The Company’s market share 2

[2]	Calculated according to the premium data of life insurance companies in 2012 released by the CIRC.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Chairman’s Statement

in 2012 was approximately 32.4%, maintaining a leading position in life insurance market. Affected by various internal and external factors, net profit attributable to equity holders of the Company was RMB11,061 million, a decrease of 39.7% from 2011; and earnings per share (basic and diluted) were RMB0.39, a decrease of 39.7% from 2011. During the Reporting Period, the Company issued subordinated term debts of RMB38 billion in a timely manner pursuant to its solvency management objective and long-term capital plan. As at 31 December 2012, the Company’s solvency ratio was 235.58%.

The Board of Directors of the Company recommends the payment of a final dividend of RMB0.14 per share (inclusive of tax), subject to the shareholders’ approval at the Annual General Meeting to be held on Wednesday, 5 June 2013.

The Company continued to improve its corporate governance. In July 2012, the Company successfully completed the change of sessions of the Board of Directors and the Supervisory Committee, and elected members of the fourth session of the Board of Directors and the Supervisory Committee. Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Tang Jianbang joined the new session of the Board of Directors, and Mr. Luo Zhongmin, Ms. Yang Cuilian and Mr. Li Xuejun joined the new session of the Supervisory Committee. The new sessions of the Board of Directors and the Supervisory Committee will continue to play decision-making and supervisory roles in areas of strategic planning, risk management, internal control and compliance, and performance appraisal. Meanwhile, the Company would like to express its gratitude to the retired Directors Mr. Yuan Li, Mr. Shi Guoqing, Ms. Zhuang Zuojin and Mr. Ma Yongwei, as well as the retired Supervisors Ms. Yang Hong, Mr. Wang Xu and Mr. Tian Hui for their contribution to the development of the Company during their tenure!

During the Reporting Period, the total amount of insurance benefits and claims paid by the Company reached RMB75,075 million, which further highlighted the Company’s role in providing economic compensation and insurance protection to the society. While fulfilling its obligations under insurance policies, the Company actively undertook its corporate social responsibility. Relying on its competitive advantages in professionalism and business scale, the Company continued to develop policy businesses including New Village Cooperative Medical Insurance, New Rural Pension Insurance, Basic Medical Insurance Program for Urban and Township Residents, Rural Medical Assistance Insurance, as well as Rural Micro-insurance business. The Company also made a good start in the supplementary major illness insurance business by winning bids in a number of provinces, cities and districts. In addition, the Company provided insurance coverage for the astronauts of Shenzhou-9 and approximately 190,000 college-graduate village officials. The Company actively participated in public welfare and charitable undertakings. During the Reporting Period, the Company continued to provide support for Wenchuan earthquake orphans, Yushu earthquake orphans and Zhouqu mudslide orphans through the China Life Foundation, and organized the fourth session of the “China Life Summer Camp” to provide orphans from these disaster-stricken areas with long-term, continuous physical and emotional support. The Company continued to provide funding for the construction of China Life primary schools. The Company also donated to relevant foundations to provide women in impoverished areas with “Screening for Two Gynecological Cancers” and protection against serious diseases, and provide subsidies for particularly poor police families.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Chairman’s Statement

2013 is a key nexus for the implementation of the “Twelfth Five-Year Plan”. The international economic environment remains intricate and complex, and salient issues such as unbalanced, uncoordinated and unsustainable development continue to exist in the domestic economy. The insurance industry, and the life insurance industry in particular, remains in a period of profound adjustment and transformation of its development model. Taking a long-term perspective, the goal of building a moderately prosperous society and deepening the “Reform and Opening up” in all respects laid and strengthened the economic and institutional foundation for the development of the insurance industry. Overall, the Company is still at a significant stage with strategic opportunities for development. These new opportunities we face are opportunities which enable us to make better use of the unique functions and advantages of insurance, participate in the process of “four new modernizations”, provide services to the pension system, the social security system and people’s livelihood, and promote the transformation of the model of development. In 2013, the Company intends to implement the “innovation-driven development strategy” with great effort, continue to adhere to the keynote of “tackling difficulties, making steady progress and striving for development”, focus on both scale and value, strive to accomplish the general task of “steady growth, adjusting structure, transforming model and preventing risk”, continue to reinforce the market leading position, and accelerate the transition from a scale-speed model to a scale-value model. The Company intends to focus on the development of first-year business and the growth of business value, coordinate the development of regional markets, and carry out the work of supplementary major illness insurance and New Village Cooperative Medical Insurance. The Company intends to establish innovation as a driving force, focus on the innovation in its products, technology and systems and mechanisms, thus continuously enhancing the Company’s vitality and creativity. The Company intends to further improve the means of its service to customers, diversify the substance of service, enhance the capabilities of service, and continue to strengthen the construction of local branches and sales teams. The Company also intends to do a solid job in risk prevention and proactively handle the intensive payments for maturity benefits so as to ensure the stable operation of the Company.

2013 marks the tenth anniversary of the listing of the Company. The path of development over the past ten years tells us that in order to achieve development, the Company must always adhere to serving the country’s economic and social development, must always adhere to reform and innovation, must always adhere to the principle of “customer first”, and must always adhere to risk prevention. On behalf of the Board of Directors, I wish to take this opportunity to express our sincere gratitude for the trust and support given by all the shareholders, customers and business partners over the years, and our heartfelt thanks for the contribution and hard work made by the management and all the staff!

At present, the Company is stepping into a period of transformation of its development model, as well as a critical period for its reform and development. The Company will engage in comprehensive planning, advance in all dimensions, stimulate innovative vitality and release its potential of development to the maximum extent, and pursue a path of innovative development with China Life’s distinct characteristics. With the solid foundation laid in the past decade, unremitting efforts of the management and staff, and steadfast support of the customers and shareholders, it is my belief that the Company will be able to properly deal with changes in the environment, proactively transform the development model, and embark on a sustainable path to create new brilliance!

By Order of the Board Yang Mingsheng Chairman

Beijing, China
27 March 2013

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Management Discussion and Analysis

I	OVERVIEW OF OPERATIONS IN 2012

In 2012, the Company achieved a steady growth of its business and maintained its leading position in the market, with a market share of approximately 32.4%. The structure and quality of the business of the Company were further improved, ensuring a steady growth of the new business value. One-year new business value was RMB20,834 million, an increase of 3.1% from 2011. As at the end of the Reporting Period, the Company’s embedded value was RMB337,596 million, an increase of 15.3% from 2011. The percentage of first-year regular premiums in first-year premiums increased to 36.11% in 2012 from 32.56% in 2011. The percentage of first- year regular premiums with 10 years or longer payment duration in first-year regular premiums increased to 41.35% in 2012 from 39.75% in 2011. The percentage of accident insurance premiums in short-term insurance premiums increased to 57.98% in 2012 from 55.47% in 2011. Benefiting from the strategy of focusing more on selling regular payment duration products, which has been consistently adopted by the Company for several years, the renewal premiums grew rapidly during the Reporting Period, which clearly showed the driving force of the renewal premiums. Renewal premiums increased by 16.5% from 2011, and the percentage of renewal premiums in gross written premiums increased to 55.83% in 2012 from 48.62% in 2011. Due to the impact of the macro-economic environment, bancassurance regulations and financial products such as wealth management products offered by banks, there was a significant drop in first-year premiums earned through the bancassurance channel. Meanwhile, due to the Company’s intensive efforts in developing its medium and long-term business and traditional protection type business, even though the first-year premiums earned through the exclusive individual agent channel decreased, the Company further optimized its business structure. As a result of the foregoing factors, during the Reporting Period, the Company’s net premiums earned was RMB322,126 million, an increase of 1.2% from 2011; first-year premiums decreased by 14.6% from 2011, and first-year regular premiums decreased by 5.3% from 2011. As at 31 December 2012, the number of in-force policies increased by 7.2% from the end of 2011; the Policy Persistency Rate (14 months and 26 months)3 reached 91.00% and 88.50%, respectively; and the Surrender Rate4 was 2.72%, a 0.07 percentage point decrease from 2011.

[3]

The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

[4]	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premium of long-term insurance contracts)

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Management Discussion and Analysis

With respect to the exclusive individual agent channel, the Company achieved a steady growth of its business volume and consolidated its leading position in the market. The Company continued to optimize its business structure, and premiums earned from traditional protection type products such as Kang Ning Whole Life (2012) Critical Illness Insurance (the “new Kang Ning”) increased rapidly. With the gradual promotion of the “effective expansion” strategy for team development, the size of the sales force increased slightly, the number of productive exclusive individual agents increased steadily, and the productivity of the sales force continued to improve. The Company made significant breakthroughs in channel professionalism in the sales support segment, and E-China Life provided strong support for the promotion of the new model of mobile marketing. As at the end of the Reporting Period, the Company had a total of 693,000 exclusive individual agents.

With respect to the group insurance channel, the Company achieved steady growth in premiums, and maintained its market leading position. The Company actively provided services to economic and social development, and participated in the building of the social security system. The Company also engaged in the policy businesses including insurance for college-graduate village officials, provided personal insurance for the astronauts of Shenzhou-9, and actively prepared for the launch of the pilot project of tax deferred individual pension insurance business. The Company made great efforts to enhance customer service teams in group insurance channel and improve satisfaction of group customers. As at the end of the Reporting Period, the Company had approximately 16,000 direct sales representatives.

In 2012, due to increasingly tight industry regulation and continued challenges from various types of wealth management products offered by banks, the overall business growth of the bancassurance market slowed down. With respect to the bancassurance channel, the Company strengthened its efforts in product innovation, enhanced agency channel cooperation, made innovations in the sales platform, improved service and support, enhanced the quality of the sales team, and accelerated the channel’s transformation and development. As a result, the Company’s business in bancassurance channel achieved a faster growth as compared to the industry average, and its market share increased slightly from 2011, allowing it to continue to maintain an absolute market leading position. As at the end of the Reporting Period, the number of intermediary bancassurance outlets was 96,000, with a total of 46,000 sales representatives.

In 2012, the global economy remained weak, and China’s economic growth slowed down. Benchmark interest rates were lowered, government bond performances were lackluster, the debenture bond market expanded, and the stock market remained depressed for most of the year. The CIRC issued a series of new rules and regulations governing investment, which aimed to diversify insurance investment types and channels. The Company proactively responded to changes in the capital markets, and effectively seized opportunities presented by the new insurance investment policies. With respect to traditional investments, the Company took advantage of periodic and seasonal opportunities for the allocation of negotiated deposits, and the proportion of term deposits increased to 35.80% as at the end of 2012 from 34.84% as at the end of 2011. Based on the characteristics of performance differentiation in the bond markets, the Company optimized its bond portfolio, and increased its allocation in debenture bonds and extra long-term interest rate bonds. The proportion of debt securities increased to 46.24% as at the end of 2012 from 44.60% as at the end of 2011. The Company responded to trends in the equity securities market with caution, and the proportion of equity securities decreased to 9.20% as at the end of 2012 from 12.17% as at the end of 2011. With respect to alternative investments, the Company optimized its financial strategic layout, and broadened the sources of investment income. The Company made an investment in COFCO Futures Co., Ltd. by acquiring a 35% shareholding, which was the first direct equity investment project since the publication of new insurance regulations in 2010. The Company invested in CITIC Private Equity Fund III, with an investment amount of RMB600 million. The Company made new investments of RMB11,743 million in infrastructure debt investment plans and real estate investment plans. These alternative investment projects diversified the sources of long-term investment income. As at the end of the Reporting Period, the Company’s investment assets reached RMB1,790,838 million, an increase of 19.8% from the end of 2011. During the Reporting Period, interest income increased significantly, and net investment yield5 was 4.44%. However, due to the continued weakness in the capital markets, the impairment losses of equity securities increased significantly, as a result of which the gross investment yield was 2.79% and gross investment yield including share of profit of associates6 was 2.93%. The comprehensive investment yield taking account of current net fair value changes of available-for-sale securities recognized in other comprehensive income7 was 4.97%.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Management Discussion and Analysis

The Company continued to optimize its operational system and steadily improved the quality of its services. The Company undertook to promote product innovation, introduced 19 new products that focus on protection, including the new Kang Ning, and effectively boosted business development. The Company undertook to promote technological innovation, made full use of its mobile marketing system of E-China Life, optimized its sales business process, enhanced the efficiency of policy issuance, and lowered operational costs. The Company fully promoted the unified work platform for policy administration, continued to optimize its business process, and took full advantage of the benefits of centralized operation. The Company made efforts to promote counter service upgrades, improved the quality of claims settlement service, and provided satisfactory service to customers. The Company installed new integrated equipment at its service counters and significantly improved customer experience. The Company promoted telephone underwriting, and expanded its first-mover advantage in the industry. The Company engaged in key operational risk control, and ensured standardized and orderly overall operation. The Company further enhanced its customer relationship management by applying the customer relationship management system in greater depth and breadth. The Company also shortened the time required for handling 95519 customer queries, enhanced its efficiency in handling customer complaints, increased the return visit to new policyholders and completed the integration of the notification service. The Company continued to conduct activities such as “Hand in Hand”, “China Life Customer Day” and the upgrade of counter services.

The Company complied with Section 404 of the U.S. Sarbanes-Oxley Act continuously. Meanwhile, it carried out the work for the compliance with standard systems of corporate internal control by following the “Standard Regulations on Corporate Internal Control” and the “Implementation Guidelines for Corporate Internal Control” jointly issued by five PRC ministries including the Ministry of Finance and the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC. With the promotion of its internal control implementation manual, which covers all aspects of the Company, and the comprehensive assessment on its internal controls, the Company further improved its internal control system. By exploring and using the internal control management information system, which covers the entire process of internal control management, the Company significantly improved the efficiency and effectiveness of its internal control management. The Company continuously complied with the Guidelines for the Implementation of Comprehensive Risk Management of Personal Insurance Companies issued by the CIRC, carried out risk preference projects, and laid the groundwork for a sound management mechanism with respect to the formation, execution, transmission, and re-examination and adjustment of risk preferences. The Company strengthened its efforts in risk early-warning and risk classification management, and intensified its control over key risks, thus forming a standardized and systematic early-warning system. The Company conducted risk evaluation and risk classification management with respect to sales risks at local branches, utilized the updated version of the sales risk monitoring and evaluation system, so as to carry out risk monitoring through different channels and on branches at prefectural and municipal levels, and conducted risk differentiation management. The Company conducted sales risk early-warning screening on exclusive individual agents, and by improving key risk standards, further enhanced the sensitivity and reliability of sale risk identification.

[5]	Net investment yield = (Investment income - Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2)
[6]

Gross investment yield including share of profit of associates = (Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss - Business tax and extra charges for investment + Share of profit of associates) / ((Investment assets at the beginning of the period + Investments in associates at the beginning of the period + Investment assets at the end of the period + Investments in associates at the end of the period) / 2)

[7]

Comprehensive investment yield = (Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Current net fair value changes of available-for-sale securities recognized in other comprehensive income - Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2)

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Management Discussion and Analysis

II	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(1)	Total Revenues

For the year ended 31 December		RMB million
	2012	2011

Net premiums earned	322,126	318,276
Individual life insurance business	305,732	301,986
Group life insurance business	465	434
Short-term insurance business	15,929	15,856
Investment income	73,243	60,722
Net realised gains and impairment on financial assets	(26,876)	(11,208)
Net fair value (losses)/gains through profit or loss	(313)	337
Other income	3,305	2,772

Total	371,485	370,899

Net Premiums Earned

1	Individual Life Insurance Business

During the Reporting Period, net premiums earned from individual life insurance business increased by 1.2% from 2011. This was primarily due to an increase in renewal premiums resulting from the strategy of focusing more on selling regular payment duration products consistently adopted by the Company for several years.

2	Group Life Insurance Business

During the Reporting Period, net premiums earned from group life insurance business increased by 7.1% from 2011. This was primarily due to an increase in premiums earned from group term life insurance products.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Management Discussion and Analysis

3	Short-term Insurance Business

During the Reporting Period, net premiums earned from short-term insurance business increased by 0.5% from 2011. This was primarily due to an increase in premiums earned from accident insurance products resulting from the Company’s focus on the adjustment of its business structure and increased efforts for the development of accident insurance business.

Gross written premiums categorized by business:

For the year ended 31 December		RMB million
	2012	2011

Individual Life Insurance Business	305,841	302,012
First-year business	125,649	147,286
Single	80,118	99,190
First-year regular	45,531	48,096
Renewal business	180,192	154,726
Group Life Insurance Business	469	438
First-year business	462	435
Single	458	427
First-year regular	4	8
Renewal business	7	3
Short-term Insurance Business	16,432	15,802
Short-term accident insurance business	9,527	8,766
Short-term health insurance business	6,905	7,036

Total	322,742	318,252

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Management Discussion and Analysis

Gross written premiums categorized by channel:

For the year ended 31 December		RMB million
	2012	2011[2]

Exclusive Individual Agent Channel	179,761	160,588
First-year business of long-term insurance	32,197	33,051
Single	415	620
First-year regular	31,782	32,431
Renewal business	141,999	121,838
Short-term insurance business	5,565	5,699
Group Insurance Channel	13,562	12,809
First-year business of long-term insurance	2,165	2,106
Single	2,002	1,941
First-year regular	163	165
Renewal business	593	664
Short-term insurance business	10,804	10,039
Bancassurance Channel	128,863	144,363
First-year business of long-term insurance	91,524	112,273
Single	78,151	96,974
First-year regular	13,373	15,299
Renewal business	37,283	32,033
Short-term insurance business	56	57
Other Channels[1]	556	492
First-year business of long-term insurance	225	291
Single	8	82
First-year regular	217	209
Renewal business	324	194
Short-term insurance business	7	7

Total	322,742	318,252

Notes:

1.	Other channels mainly include telephone sales channel.
2.	In 2012, the Company’s channel premium breakdown was presented based on the separate groups of sales personnels belonging to exclusive individual agent team, direct sales representatives, bancassurance sales team, and other distribution channels respectively, with the corresponding data for 2011 adjusted accordingly.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Management Discussion and Analysis

Investment Income

For the year ended 31 December		RMB million
	2012	2011

Investment income from securities at fair value through profit or loss	1,567	486
Investment income from available-for-sale securities	20,992	21,811
Investment income from held-to-maturity securities	15,194	10,691
Investment income from bank deposits	30,512	24,978
Investment income from loans	4,339	2,658
Other investment income	639	98

Total	73,243	60,722

1	Investment Income from Securities at Fair Value through Profit or Loss

During the Reporting Period, investment income from securities at fair value through profit or loss increased by 222.4% from 2011. This was primarily due to an increase in interest income resulting from the Company’s increased allocation in securities at fair value through profit or loss in light of market conditions.

2	Investment Income from Available-for-Sale Securities

During the Reporting Period, investment income from available-for-sale securities decreased by 3.8% from 2011. This was primarily due to a decrease in the volume of available-for-sale securities.

3	Investment Income from Held-to-Maturity Securities

During the Reporting Period, investment income from held-to-maturity securities increased by 42.1% from 2011. This was primarily due to an increase in the volume of held-to-maturity securities resulting from the Company’s increased allocation in held-to-maturity securities.

4	Investment Income from Bank Deposits

During the Reporting Period, investment income from bank deposits increased by 22.2% from 2011. This was primarily due to the increased volume of deposits attributable to the Company’s increased allocation in deposits by taking advantage of favorable market opportunities when interest rates were relatively high.

5	Investment Income from Loans

During the Reporting Period, investment income from loans increased by 63.2% from 2011. This was primarily due to an increase in the volume of policy loans resulting from an increase in demand for policy loans, as well as a continued increase in the volume of debt investment plans attributable to the Company’s increased efforts for investment in debt investment plans by taking advantages of the market opportunities.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Management Discussion and Analysis

Net Realised Gains and Impairment on Financial Assets

During the Reporting Period, net realised gains and impairment on financial assets decreased by 139.8% from 2011. This was primarily due to a significant increase in impairment losses of equity securities which meet the conditions for recognizing impairment losses, resulting from the continued weakness in Chinese capital market.

Net Fair Value (Losses)/Gains through Profit or Loss

During the Reporting Period, the decrease in net fair value (losses)/gains through profit or loss was primarily due to the fluctuation in the value of financial instruments at fair value through profit or loss.

Other Income

During the Reporting Period, other income increased by 19.2% from 2011. This was primarily due to the Company’s increased efforts in developing intermediary business and expanding sources of income.

(2)	Benefits, Claims and Expenses

For the year ended 31 December		RMB million
	2012	2011

Insurance benefits and claims expenses
Individual life insurance business	292,312	282,575
Group life insurance business	352	353
Short-term insurance business	7,898	7,789
Investment contract benefits	2,032	2,031
Policyholder dividends resulting from participation in profits	3,435	6,125
Underwriting and policy acquisition costs	27,754	27,434
Finance costs	2,575	873
Administrative expenses	23,283	21,549
Other operating expenses	3,304	3,275
Statutory insurance fund contribution	609	595

Total	363,554	352,599

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Management Discussion and Analysis

Insurance Benefits and Claims Expenses

1	Individual Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to individual life insurance business increased by 3.4% from 2011. This was primarily due to an increase in surrender payments and an increase in increase in insurance contracts liabilities.

2	Group Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to group life insurance business remained stable as compared to 2011. This was primarily due to the combined effects of an increase in claims and benefits resulting from business growth and a decrease in surrender payments.

3	Short-term Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to short-term insurance business increased by 1.4% from 2011. This was primarily due to an increase in accident insurance claims payment resulting from the increase in business volume.

Investment Contract Benefits

During the Reporting Period, investment contract benefits remained stable as compared to 2011. This was primarily due to the steady account volume of investment contracts.

Policyholder Dividends Resulting from Participation in Profits

During the Reporting Period, policyholder dividends resulting from participation in profits decreased by 43.9% from 2011. This was primarily due to a decrease in investment yields for participating products.

Underwriting and Policy Acquisition Costs

During the Reporting Period, underwriting and policy acquisition costs increased by 1.2% from 2011. This was primarily due to the Company’s proactive adoption of measures to strengthen cost control while promoting a healthy development of its business, as a result of which the increase in underwriting and policy acquisition costs was in proportion to the growth of business.

Finance Costs

During the Reporting Period, finance costs increased by 195.0% from 2011. This was primarily due to an increase in interest payments for subordinated term debts.

Administrative Expenses

During the Reporting Period, administrative expenses increased by 8.0% from 2011. This was primarily due to the fact that the Company increased its costs on team building so as to enhance its ability for sustainable development.

Other Operating Expenses

During the Reporting Period, other operating expenses increased by 0.9% from 2011. This was primarily due to an increase in business tax and surcharges expenses.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Management Discussion and Analysis

(3)	Profit before Income Tax

For the year ended 31 December		RMB million
	2012	2011

Individual life insurance business	7,450	17,967
Group life insurance business	(216)	57
Short-term insurance business	191	502
Other	3,543	1,987

Total	10,968	20,513

1	Individual Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the individual life insurance business decreased by 58.5% from 2011. This was primarily due to the decline in investment yield and the increase in impairment losses resulting from the continued weakness in the capital markets.

2	Group Life Insurance Business

During the Reporting Period, the change in profit before income tax of the Company in the group life insurance business was primarily due to the decline in investment yield and the increase in impairment losses resulting from the continued weakness in the capital markets.

3	Short-term Insurance Business

During the Reporting Period, profit before income tax of the Company in the short-term insurance business decreased by 62.0% from 2011. This was primarily due to the decline in investment yield and the increase in impairment losses resulting from the continued weakness in the capital markets.

(4)	Income Tax

During the Reporting Period, income tax of the Company was RMB-304 million. This change was primarily due to the combined effect of a decrease in taxable income and the impact of the deferred tax.

(5)	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB11,061 million, a 39.7% decrease from 2011. This was primarily due to the decline in investment yield and the increase in impairment losses resulting from the continued weakness in the capital markets.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Management Discussion and Analysis

III	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(1)	Major Assets

		RMB million
	As at 31	As at 31
	December 2012	December 2011

Investment assets	1,790,838	1,494,969
Term deposits	641,080	520,793
Held-to-maturity securities	452,389	261,933
Available-for-sale securities	506,416	562,948
Securities at fair value through profit or loss	34,035	23,683
Securities purchased under agreements to resell	894	2,370
Cash and cash equivalents	69,452	55,985
Loans	80,419	61,104
Statutory deposits-restricted	6,153	6,153
Other assets	108,078	88,938

Total	1,898,916	1,583,907

Term Deposits

As at the end of the Reporting Period, term deposits increased by 23.1% from the end of 2011. This was primarily due to the Company’s increased allocation in term deposits by taking advantage of favorable market opportunities when interest rates were relatively high.

Held-to-Maturity Securities

As at the end of the Reporting Period, held-to-maturity securities increased by 72.7% from the end of 2011. This was primarily due to the fact that the Company reduced fluctuation of the book value of its investments in debt securities and increased its allocation in held-to-maturity securities.

Available-for-Sale Securities

As at the end of the Reporting Period, available-for-sale securities decreased by 10.0% from the end of 2011. This was primarily due to the fact that the Company actively adjusted its allocation structure in light of market conditions, reduced fluctuation of the book value of its investment assets, and decreased the volume of available-for-sale securities.

Securities at Fair Value through Profit or Loss

As at the end of the Reporting Period, securities at fair value through profit or loss increased by 43.7% from the end of 2011. This was primarily due to the fact that the Company adopted a more initiative and flexible investment approach in light of market conditions and increased the volume of securities at fair value through profit or loss accordingly.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Management Discussion and Analysis

Cash and Cash Equivalents

As at the end of the Reporting Period, cash and cash equivalents increased by 24.1% from the end of 2011. This was primarily due to the needs for investment assets allocation and liquidity management.

Loans

As at the end of the Reporting Period, loans increased by 31.6% from the end of 2011. This was primarily due to an increase in the demand for policy loans, as well as the Company’s increased efforts for investment in debt investment plans by taking advantages of the market opportunities.

As at the end of the Reporting Period, our investment assets are categorized as below in terms of asset classes:

				RMB million
	As at 31 December 2012		As at 31 December 2011
	Amount	Percentage	Amount	Percentage

Cash and cash equivalents	69,452	3.88%	55,985	3.74%
Term deposits	641,080	35.80%	520,793	34.84%
Bonds	828,098	46.24%	666,684	44.60%
Funds	59,207	3.30%	85,057	5.69%
Common stocks	102,089	5.70%	95,553	6.39%
Other investment form	90,912	5.08%	70,897	4.74%

Total	1,790,838	100%	1,494,969	100%

(2)	Major Liabilities

		RMB million
	As at 31	As at 31
	December 2012	December 2011

Insurance contracts	1,384,537	1,199,373
Investment contracts	66,639	69,797
Securities sold under agreements to repurchase	68,499	13,000
Policyholder dividends payable	44,240	46,368
Annuity and other insurance balances payable	16,890	11,954
Bonds payable	67,981	29,990
Deferred tax liabilities	7,834	1,454
Other liabilities	19,195	18,583

Total	1,675,815	1,390,519

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Management Discussion and Analysis

Insurance Contracts

As at the end of the Reporting Period, liabilities of insurance contracts increased by 15.4% from the end of 2011. This was primarily due to new insurance business and the accumulation of insurance liabilities from renewal business. As at the balance sheet date, the Company’s reserves for insurance contracts passed liability adequacy testing.

Investment Contracts

As at the end of the Reporting Period, account balance of investment contracts decreased by 4.5% from the end of 2011. This was primarily due to the fact that certain group annuity customers transferred their funds to their accounts of enterprise annuity, which resulted in the decrease in the account volume of group annuity products specified in investment contracts.

Securities Sold under Agreements to Repurchase

As at the end of the Reporting Period, securities sold under agreements to repurchase increased by 426.9% from the end of 2011. This was primarily due to the needs for liquidity management.

Policyholder Dividends Payable

As at the end of the Reporting Period, policyholder dividends payable decreased by 4.6% from the end of 2011. This was primarily due to a decrease in investment yields for participating products.

Annuity and Other Insurance Balances Payable

As at the end of the Reporting Period, annuity and other insurance balances payable increased by 41.3% from the end of 2011. This was primarily due to the accumulation of insurance liabilities.

Bonds Payable

As at the end of the Reporting Period, bonds payable increased by 126.7% from the end of 2011. This was primarily due to the issuance of subordinated term debts by the Company in 2012.

Deferred Tax Liabilities

As at the end of the Reporting Period, deferred tax liabilities increased by 438.8% from the end of 2011. This was primarily due to an increase in the fair value of available-for-sale securities.

(3)	Equity Holders’ Equity

As at the end of the Reporting Period, equity holders’ equity was RMB221,085 million, a 15.4% increase from the end of 2011. This was primarily due to an increase in the fair value of available-for-sale securities and the influence of the net profit during the Reporting Period.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Management Discussion and Analysis

IV	ANALYSIS OF CASH FLOWS

(1)	Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits from investment contracts, proceeds from sales and maturity of financial assets, and investment income. The primary liquidity risks with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the amount of cash and cash equivalents was RMB69,452 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB641,080 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. As at the end of the Reporting Period, investments in debt securities had a fair value of RMB826,574 million, while investments in equity securities had a fair value of RMB164,742 million. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments or sell them at an adequate price.

(2)	Liquidity Uses

Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

(3)	Consolidated Cash Flows

For the year ended 31 December		RMB million
	2012	2011

Net cash inflow from operating activities	132,182	133,953
Net cash outflow from investing activities	(203,804)	(133,591)
Net cash inflow from financing activities	85,089	7,991
Foreign currency losses on cash and cash equivalents	—	(222)

Net increase in cash and cash equivalents	13,467	8,131

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Management Discussion and Analysis

We have established a cash flow testing system, and conduct regular tests to monitor the cash inflows and outflows under various changing circumstances and adjust accordingly the asset portfolio to ensure sufficient sources of liquidity. During the Reporting Period, net cash inflow from operating activities decreased by 1.3% from 2011. This was primarily due to an increase in insurance benefits. Net cash outflow from investing activities increased by 52.6% from 2011. This was primarily due to the needs for investment management. Net cash inflow from financing activities increased by 964.8% from 2011. This was primarily due to the needs for liquidity management.

V	SOLVENCY RATIO

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant rules) by the minimum capital it is required to meet. The following table shows our solvency ratio as at the end of the Reporting Period:

		RMB million
	As at 31 December 2012	As at 31 December 2011

Actual capital	176,024	113,685
Minimum capital	74,718	66,826
Solvency ratio	235.58%	170.12%

Benefiting from the increase in the Company’s comprehensive income in 2012, the Company’s solvency ratio increased to some extent. Meanwhile, the Company successfully issued subordinated term debts of RMB38 billion by actively taking advantage of favorable opportunities, thereby further raising its solvency ratio.

VI	ANALYSIS OF CORE COMPETITIVENESS

The Company has the advantage of very strong brand recognition. It is the only life insurance company in China with shares listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange. It is also a core member of China Life Insurance (Group) Company which is one of the “Fortune Global 500” and the “World’s 500 Most Influential Brands”. As at 2012, the brand of China Life has been ranked as one of the “World’s 500 Most Influential Brands” published by World Brand Lab for six consecutive years. The brand was also ranked as No. 5 on the “China’s 500 Most Valuable Brands” list, with brand value estimated at RMB126,155 million, ranking No. 1 among all seven insurance companies that made the list.

The Company has an extensive services and distribution network in China, with its business outlets and services counters covering both urban and rural areas. The 693,000 exclusive individual agents, 16,000 direct sales representatives, 96,000 intermediary bancassurance outlets and 46,000 sales representatives at those bancassurance outlets form a unique distribution and services network in China, and make the Company the life insurance service provider closest to the customers. Making use of internationally leading information technology and expanding telephone, Internet, email and other electronic service channels, the Company strives to meet customer demand for purchasing insurance products through multiple channels.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Management Discussion and Analysis

The Company has the most extensive customer base. As at 31 December 2012, the Company had approximately 149 million long-term individual and group life insurance policies, annuity contracts and long-term health insurance policies in force.

The Company possesses great financial strength. As at 31 December 2012, the registered capital of the Company was RMB28,265 million. The total assets of the Company reached RMB1,898,916 million, which ranked first in China’s life insurance industry. As at the end of 2012, the total market capitalization of the Company was US$95,800 million, which ranked first among all listed life insurance companies in the world.

The Company is one of the largest institutional investors in China, and through its controlling shareholding in China Life Asset Management Company Limited, the Company is the largest insurance asset management company in China. As at 31 December 2012, the investment assets reached RMB1,790,838 million, an increase of 19.8% from the end of 2011.

The Company has rich experience in life insurance management. The predecessor of China Life was the first enterprise to underwrite life insurance business in China, and played the role of an explorer and pioneer in China’s life insurance industry. During the long course of its development, the Company has accumulated a wealth of experience in operation and management, has a stable, professional management team, and has become well versed in the art of management in China’s life insurance market.

VII	BUSINESS OPERATIONS OF OUR MAIN SUBSIDIARIES AND AFFILIATES

						RMB million
		Registered		Total	Net	Net
Company Name	Business Scope	Capital	Shareholding	Assets	Assets	Profit

China Life Asset Management Company Limited	Management and utilization of owned capital and insurance funds; entrusted capital management; consulting business relevant to the assets management business; other assets management business permitted by applicable PRC laws and regulations	3,000	60%	5,098	4,703	579

China Life Pension Company Limited	Group and individual pension insurance and annuity; short-term health insurance; accident insurance; reinsurance of the above insurance business; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; other business approved by CIRC	2,500	87.4% is held by the Company, and 4.8% is held by AMC	1,631	1,406	(285)

China Life Property and Casualty Insurance Company Limited	Property loss insurance; liability insurance; credit insurance and bond insurance; short-term health and accident insurance; reinsurance of the above insurance business	8,000	40%	30,333	7,379	375

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Management Discussion and Analysis

VIII	USE OF RAISED AND NON-RAISED CAPITAL

During the Reporting Period, the Company had neither raised capital nor used capital raised in the previous periods. The Company had not invested in any major projects with non-raised capital, the total investments of which were over 10% of the audited equity holder’s equity as at the end of the previous year.

IX	FUTURE PROSPECT AND RISK ANALYSIS

In 2013, the Company intends to strengthen its in-depth analysis of macro-economic trends and complex risk factors to maintain its continuous and healthy growth. The major risk factors which may have an impact on the Company’s future development strategy and business objectives include:

1.	Risks relating to macro trends

In 2013, the international economic environment remains intricate and complex, with increasing pressure of potential inflation and asset bubbles, and the world economy has entered into a stage of profound transformation and adjustment. Although China has regained momentum of economic growth and the operation of the financial system remains generally stable, salient issues such as unbalanced, uncoordinated and unsustainable development continue to exist in the domestic economy. At a time when international and domestic economies and finance have become highly integrated, changes in international and domestic situations can be transferred to the insurance industry through multiple channels such as the real economy, financial markets and consumer demand, which in turn impact business development, the use of funds and solvency in a variety of ways, and increase the difficulty and pressure of maintaining stability and risk prevention in the insurance market.

2.	Risks relating to our business

China’s insurance industry remains at a significant stage with strategic opportunities. At this stage, competition in the financial markets has intensified, and the development model of insurance industry is in urgent need of transformation. The insurance industry, and the life insurance industry in particular, remains in a period of profound adjustment and transformation of its development model. Affected by these factors, the Company is experiencing more difficulties in maintaining steady business growth, as well as facing more uncertainties and complexities, which may cause more irregular surrenders. Due to factors such as investment income, it may be more difficult for the Company to improve its operational results. Meanwhile, factors such as relatively slow growth of productive exclusive individual agents in the sales force and its high turnover rate may also adversely affect the business development of the Company.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Management Discussion and Analysis

3.	Risks relating to investments

In light of the complexity and uncertainty of the domestic and international economies, the uncertain financial markets may adversely affect the Company’s investment income and the book value of its assets. In addition, with the gradual expansion of the investment scope for insurance funds, the Company may invest some of its insurance funds through new investment channels or utilize new investment vehicles, which may have an impact on its investment income and the book value of its assets. Moreover, some of the Company’s assets are held in foreign currencies, which may be adversely affected by exchange rate movements.

In 2013, the Company intends to vigorously implement the “innovation-driven development strategy”, carry out differentiated business strategies among all branches, steadily promote the adjustment and optimization of the business structure, expedite the transformation from the scale-speed model to the scale-value model, and strive to maintain steady growth in premiums income and new business value. Given the above mentioned risk factors, the Company intends to firmly adhere to its core development objectives, and may fine-tune its business development objectives in accordance with market trends to an appropriate degree, so as to efficiently respond to challenges from market competitors and changes in the external environment. Meanwhile, the Company intends to focus on innovation in products, technology and systems and mechanisms, in order to constantly enhance its vitality, creativity, competitiveness and capacity for sustainable development. The Company believes that it will have sufficient capital to meet its insurance business expenditures and general new investment needs in 2013. At the same time, the Company will make corresponding arrangements in accordance with the capital markets conditions to further implement its business development strategies.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Report of the Board of Directors

1.	PRINCIPAL BUSINESS

The Company is the largest life insurance company in China’s life insurance market and possesses the most extensive distribution network in China, comprising exclusive agents, direct sales representatives as well as dedicated and non-dedicated agencies. The Company provides products and services such as individual and group life insurance, accident and health insurance. The Company is one of the largest institutional investors in China, and is China’s largest insurance asset management company through its controlling shareholding in China Life Asset Management Company Limited. The Company also has controlling shareholding in China Life Pension Company Limited.

2.	MANAGEMENT DISCUSSION AND ANALYSIS

For an analysis of the Company’s operating and financial results during the Reporting Period, please refer to the section headed “Management Discussion and Analysis” in this annual report.

3.	FORMULATION AND IMPLEMENTATION OF PROFIT DISTRIBUTION POLICY

(I)	In accordance with Article 212 of the Articles of Association, the cash dividend policy of the Company is as follows:

1.	The Company’s profit distribution shall focus on a reasonable investment return for investors and its profit distribution policies shall be sustainable and steady.

2.	The Company may distribute dividends in the form of cash or share and may distribute interim dividends in the form of cash. The Company’s dividends shall not bear interest, unless the Company fails to distribute the dividends to the shareholders on the day when the dividends were due to be distributed.

3.	Unless otherwise provided by applicable laws and regulations, any public issue of the Company’s securities shall be subject to the satisfaction of the condition that the cumulative profits distributed in cash over the past three years by the Company shall be no less than 30% of the average annual distributable profit under the China Accounting Standards for Business Enterprises achieved over the past three years.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Report of the Board of Directors

4.	The dividends paid by the Company shall not exceed its distributable profit. If the Company’s solvency ratio falls short of 100% of the regulatory requirement, the Company shall not distribute profit to its shareholders; if the Company’s solvency ratio falls short of 150% of the regulatory requirement, the lower of the following two factors shall be taken as the basis for profit distribution: (i) the distributable profit as ascertained under the Accounting Standards for Business Enterprises; (ii) the residual overall income ascertained pursuant to the preparation rules of the Company’s solvency report.

5.	In the event that there are profits realized in the current year but no cash profit distribution plan is presented, relevant information shall be disclosed in the annual report.

Pursuant to the “Notice on Issues Concerning Further Implementation of Cash Dividends Distribution of Listed Companies” issued by the CSRC, the Company considered and approved the “Proposal Concerning Amendments to the Articles of Association” at the second meeting of the fourth session of the Board held on 28 August 2012, so as to clearly define its profit distribution policy, in particular the details of its cash dividends distribution policy. The Directors are of the view that the amended profit distribution policy serves the long-term interest of the Company and the interest of the shareholders as a whole and is in line with the sustainable development of the Company. The above proposal was considered and approved at the First Extraordinary General Meeting 2013 of the Company held on 19 February 2013. The amendments to the Articles of Association will come into effect after the approval of the CIRC is obtained. Please refer to the notice of the First Extraordinary General Meeting 2013 of the Company dated 24 December 2012 for the full text of the amendments to the Articles of Association.

(II)	Profit distribution plan and public reserves capitalization plan

1.	Profit distribution plan or public reserves capitalization plan for the year of 2012

In accordance with the profit distribution plan for the year 2012 approved by the Board on 27 March 2013, with the appropriation to its discretionary surplus reserve fund of RMB1,107 million (10% of the net profit for 2012), the Company, based on 28,264,705,000 shares in issue, proposed to distribute cash dividends amounting to RMB3,957 million to all shareholders of the Company at RMB0.14 per share (inclusive of tax). The foregoing profit distribution plan is subject to the approval by the Annual General Meeting to be held on 5 June 2013 (Wednesday). Dividends payable to domestic shareholders are declared, valued and paid in RMB. Dividends payable to shareholders of the Company’s foreign-listed shares are declared and valued in RMB and paid in the currency of the jurisdiction in which the foreign-listed shares are listed (if the Company is listed in more than one jurisdiction, dividends shall be paid in the currency of the Company’s principal jurisdiction of listing as determined by the Board). The Company shall pay dividends to shareholders of foreign-listed shares in conformity with PRC regulations on foreign exchange control. If no such regulations are in place, the applicable exchange rate is the average closing rate published by the People’s Bank of China one week before the declaration of the distribution of dividends or other payments.

No public reserve capitalization is provided for in the profit distribution plan for the current financial year.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Report of the Board of Directors

2.	The dividend distribution of the Company for the recent 3 years is as follows:

						Unit: RMB million
Year in which dividends were distributed	Number of bonus stocks per ten shares (shares)	Amount of dividends per ten shares (RMB) (including tax)	Transfer of public reserve into share capital per ten shares (shares)	Amount of cash dividends (including tax)	Net profit attributable to equity holders of the Company in the consolidated statement for the year in which dividends were distributed	Percentage of amount of cash dividends in net profit attributable to equity holders of the Company in the consolidated statement

2012	—	1.4	—	3,957	11,061	36%
2011	—	2.3	—	6,501	18,331	35%
2010	—	4.0	—	11,306	33,626	34%

4.	CHANGES IN ACCOUNTING ESTIMATES AND ASSUMPTIONS

The changes in accounting estimates and assumptions of the Company during the Reporting Period are set out in Note 3 in the Notes to the Consolidated Financial Statements in this annual report.

5.	RESERVES

Details of the reserves of the Company are set out in Note 33 in the Notes to the Consolidated Financial Statements in this annual report.

6.	CHARITABLE DONATIONS

The total amount of charitable donations made by the Company during the Reporting Period was approximately RMB42 million.

7.	PROPERTY, PLANT AND EQUIPMENT

Details of the movement in property, plant and equipment of the Company are set out in Note 6 in the Notes to the Consolidated Financial Statements in this annual report.

8.	SHARE CAPITAL

Details of the movement in share capital of the Company are set out in Note 32 in the Notes to the Consolidated Financial Statements in this annual report.

9.	BANK BORROWINGS

As at the end of the Reporting Period, the Company did not have any bank borrowings.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Report of the Board of Directors

10.	INFORMATION OF TAX DEDUCTION FOR HOLDERS OF LISTED SECURITIES

Shareholders are taxed and/or enjoy tax relief for the dividend income received from the Company in accordance with the “Individual Income Tax Law of the People’s Republic of China”, the “Enterprise Income Tax Law of the People’s Republic of China”, and relevant administrative rules, governmental regulations and guiding documents. Please refer to the announcement published by the Company on the website of the SSE on 31 May 2012 for the information on income tax in respect of the dividend distributed to A Share shareholders during the Reporting Period, and the announcements published by the Company on the HKExnews website of the Hong Kong Exchanges and Clearing Limited on 22 May 2012 for the information on income tax in respect of the dividend distributed to H Share shareholders during the Reporting Period.

11.	PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

12.	H SHARE STOCK APPRECIATION RIGHTS

No H Share Stock Appreciation Rights of the Company were granted or exercised in 2012. The Company will deal with such rights and related matters in accordance with PRC governmental policy.

13.	DAY-TO-DAY OPERATIONS OF THE BOARD

Details of the Board meetings and the Board’s performance of its duties during the Reporting Period are set out in the section headed “Corporate Governance” in this annual report.

14.	DIRECTORS’ AND SUPERVISORS’ SERVICE CONTRACTS

None of the Directors or Supervisors has entered into any service contract with the Company that are not terminable within one year or can only be terminated by the Company with payment of compensation (other than statutory compensation).

15.	DIRECTORS’ AND SUPERVISORS’ INTERESTS IN MATERIAL CONTRACTS

None of the Directors or Supervisors is or was materially interested, directly or indirectly, in any contracts of significance entered into by the Company or its controlling shareholders or any of their respective subsidiaries at any time during the Reporting Period.

16.	DIRECTORS’ AND SUPERVISORS’ RIGHTS TO ACQUIRE SHARES

At no time during the Reporting Period had the Company authorized its Directors, Supervisors or their respective spouses or children under the age of 18 to benefit by means of the acquisition of shares or debentures of the Company or any of its associated corporations, and no such rights for the acquisition of shares or debentures were exercised by them.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Report of the Board of Directors

17.	DISCLOSURE OF INTERESTS OF DIRECTORS, SUPERVISORS AND THE CHIEF EXECUTIVE IN THE SHARES OF THE COMPANY

As at the end of the Reporting Period, none of the Directors, Supervisors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”)) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). In addition, the Board has created a code of conduct in relation to the sale and purchase of the Company’s securities by Directors and Supervisors, which is no less stringent than the Model Code. Upon specific inquiry by the Company, the Directors and Supervisors have confirmed observation of the Model Code and the Company’s own code of conduct in the year of 2012.

18.	PRE-EMPTIVE RIGHTS AND ARRANGEMENTS ON SHARE OPTIONS

According to the Articles of Association and relevant PRC laws, there is no provision for any pre-emptive rights of the shareholders of the Company. At present, the Company does not have any arrangement for share options.

19.	MANAGEMENT CONTRACTS

No management or administration contracts for the whole or substantial part of any business of the Company were entered into during the Reporting Period.

20.	MATERIAL GUARANTEES

Independent Directors of the Company have rendered their independent opinions on the Company’s external guarantees, and are of the view that:

(1)	during the Reporting Period, the Company did not provide any external guarantee;

(2)	the Company’s internal control system regarding external guarantees is in compliance with laws, regulations, and the requirements under the “Notice in relation to the Standardization of Capital Flows between Listed Companies and Connected Parties and Issues in relation to External Guarantees Granted by Listed Companies”; and

(3)	the Company has expressly provided in its Articles of Association the level of authority required for approving external guarantees and the approval procedures.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Report of the Board of Directors

21.	RESPONSIBILITY STATEMENT OF DIRECTORS ON FINANCIAL REPORTS

The Directors are responsible for overseeing the preparation of the financial report for each financial period which gives a true and fair view of the Company’s financial position, performance results and cash flow for that period. To the best knowledge of the Directors, there was no material event or condition during the Reporting Period that might have a material adverse effect on the continuing operation of the Company.

22.	BOARD’S STATEMENT ON INTERNAL CONTROL

In accordance with the requirements of the “Standard Regulations on Corporate Internal Control”, the Board conducted an assessment on internal control relating to the Company’s financial reporting functions, and confirmed that its internal control was effective as at 31 December 2012.

23.	MAJOR CUSTOMERS

During the Reporting Period, the gross written premiums received from the Company’s five largest customers accounted for less than 30% of the Company’s gross written premiums for the year.

24.	SUFFICIENCY OF PUBLIC FLOAT

Based on the information publicly available to the Company and within the knowledge of the Directors as at the Latest Practicable Date (27 March 2013), not less than 25% of the issued share capital of the Company (being the minimum public float applicable to the shares of the Company) was held in public hands.

25.	COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

Save as disclosed below, the Company has applied the principles and complied with all code provisions of the Code on Corporate Governance Practices during the period from 1 January 2012 to 31 March 2012 and the Corporate Governance Code (the “CG Code”) during the period from 1 April 2012 to 31 December 2012 as set out in Appendix 14 to the Listing Rules. In respect of code provisions A.6.7 and E.1.2 of the CG Code, Mr. Yuan Li, the Chairman of the Board of Directors, was unable to attend the 2011 Annual General Meeting due to other business commitments and authorized Mr. Wan Feng, an Executive Director, in writing to attend and chair the meeting on his behalf; Mr. Bruce Douglas Moore, an Independent Director, was unable to attend the 2011 Annual General Meeting due to other business commitments and authorized Mr. Sun Changji, an Independent Director, in writing to attend the meeting on his behalf; Mr. Miao Jianmin, a Non-executive Director, and Mr. Ma Yongwei, an Independent Director, were unable to attend the 2011 Annual General Meeting due to other business commitments.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Report of the Board of Directors

26.	AUDITORS

Resolutions were passed at the 2011 Annual General Meeting to engage PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers as the PRC and international auditors of the Company for the year 2012. PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers have been the Company’s auditors for 10 consecutive years.

Remuneration paid by the Company to the auditors is approved at the Annual General Meeting, pursuant to which the Board is authorized to determine the amount and make payment. Audit fees paid by the Company to the auditors will not affect the independence of the auditors.

Remuneration paid by the Company to the auditors in 2012 was as follows:

Service/Nature	Fees (RMB million)

Audit-related expenses	63.90

Pursuant to the relevant requirements of the “Measures for Administration of Accounting Firm Selection by Financial Enterprises through Bidding (Trial)” issued by the Ministry of Finance of the PRC in relation to the service term of auditors continuously engaged by a financial institution, the service term of the current external auditors of the Company will exceed the prescribed time limit soon. In this connection, the Company conducted a bidding process for the selection of auditors for the year 2013 in accordance with the above-mentioned regulation. Based on the bidding results, the Company convened the fourth meeting of the fourth session of the Board on 21 December 2012, at which the “Proposal in relation to the Appointment of Auditors of the Company for the Year 2013” submitted by the Audit Committee was considered and approved. The proposal was then considered and approved at the First Extraordinary General Meeting 2013 of the Company held on 19 February 2013, pursuant to which Ernst & Young Hua Ming LLP and Ernst & Young were appointed as the PRC auditor and the international auditor of the Company for the year 2013 respectively. Pursuant to Rule 13.88 of the Listing Rules, the Board will put forward at the 2012 Annual General Meeting to be held on 5 June 2013 an resolution on the appointment of Ernst & Young Hua Ming LLP and Ernst & Young as the PRC auditor and the international auditor of the Company for the year 2013, who will hold office until the conclusion of the 2013 Annual General Meeting.

By Order of the Board Yang Mingsheng Chairman

Beijing, China 27 March 2013

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Report of the Supervisory Committee

1.	ACTIVITIES OF THE SUPERVISORY COMMITTEE

1.	Completing the election of the new session of the Supervisory Committee pursuant to the regulatory requirements. The third session of the Supervisory Committee of the Company comprised Ms. Xia Zhihua, Mr. Shi Xiangming, Ms. Yang Hong, Mr. Wang Xu and Mr. Tian Hui, with Ms. Xia Zhihua acting as the Chairperson of the Supervisory Committee. In accordance with the Company Law, the Articles of Association and the relevant regulatory requirements, the term of the third session of the Supervisory Committee expired in 2012. The Company elected the fourth session of the Supervisory Committee strictly in accordance with the regulatory requirements. The fourth session of the Supervisory Committee comprises Ms. Xia Zhihua, Mr. Shi Xiangming, Mr. Luo Zhongmin, Ms. Yang Cuilian and Mr. Li Xuejun, with Ms. Xia Zhihua acting as the Chairperson of the Supervisory Committee. Of the members of the Supervisory Committee, Ms. Xia Zhihua, Mr. Shi Xiangming and Mr. Luo Zhongmin are Non-employee Representative Supervisors, and Ms. Yang Cuilian and Mr. Li Xuejun are Employee Representative Supervisors.

2.	Attending the 2011 Annual General Meeting and the First Extraordinary General Meeting 2012 of the Company and participating in each regular meeting of the Board and the specialized Board committees to actively perform its supervisory role. In 2012, all members of the Supervisory Committee participated in the regular meetings of the Board, and respectively participated in the meetings of the Nomination and Remuneration Committee, the Risk Management Committee and the Strategy and Investment Decision Committee in accordance with the work allocation among Supervisors determined by the Supervisory Committee, with its focus on the meetings of the Audit Committee. By attending these meetings, all Supervisors diligently performed their duties, oversaw the procedures for convening meetings, carefully listened to the matters considered at the meetings, and participated in discussions when necessary, thus bringing positive impacts on further enhancement of corporate governance.

3.	Attending meetings of the Supervisory Committee and diligently performing duties. Pursuant to the regulatory requirements of the Company’s listed jurisdictions, the Articles of Association and the Procedural Rules for Supervisory Committee Meetings, and in accordance with the work arrangement of the Supervisory Committee, the Supervisory Committee convened its regular meetings in a timely manner, at which it considered and approved proposals in relation to the financial reports, periodic reports, internal control, and risk management of the Company. In 2012, each of the third session and the fourth session of the Supervisory Committee held 4 meetings. At these meetings, the Supervisors earnestly expressed their views, actively participated in discussions and diligently performed their duties, thereby providing valuable advice for the business development of the Company.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Report of the Supervisory Committee

4.	Actively promoting standardized operations and carrying out self-examination and self-correction pursuant to the requirements of the Beijing Securities Regulatory Bureau. The Supervisory Committee organized and conducted special activities from May to July 2012 in this regard. Adhering to the principles of “objectiveness, fairness and responsibility”, the Supervisory Committee directed functional departments to undertake inspections on an item-by-item basis, assessed their inspection results by phases, and arranged for the audit department to conduct audit, so as to ensure the accuracy and effectiveness of such activities. The Supervisory Committee submitted a work report for self-examination and self-correction to the Beijing Securities Regulatory Bureau in a timely manner. By conducting the self-examination and self-correction activities, the Supervisory Committee further strengthened the Company’s awareness of risk prevention and promoted its corporate governance practice.

5.	Conducting in-depth investigation and research on local branches to further strengthen the basis for the performance of duties of the Supervisory Committee. The Supervisory Committee carried out its 2012 investigation and research on Fujian branch to have a general understanding of the situations of the local branches, including their implementation of policies set by the headquarters in relation to the budget management, centralized management at provincial level, internal control and risk prevention, New Village Cooperative Medical Insurance business and team building. It also listened to questions from the local branches with respect to the difficulties in their work and the recommendations for work improvement, and reported its investigation results to the Board and the management, which improved the performance of duties by the Supervisory Committee and brought a positive impact on the operation and management of the Company.

6.	Strengthening training and improving the Supervisors’ abilities to perform their duties. In 2012, in accordance with the regulatory requirements, the Supervisors took turns to participate in the training course for directors and supervisors of listed companies organized by the Beijing Securities Regulatory Bureau. The training covered corporate governance theory and practice. In accordance with the requirements of the CIRC, new Supervisors attended training courses for directors, supervisors and senior management of insurance companies to study the regulatory requirements and understand their duties. The Supervisors also participated in the training courses on special topics covering risk control and inside information management organized by the Company. Through communication and study, the Supervisors built up a good foundation of corporate governance theory, broadened their horizon and improved their abilities to perform duties.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Report of the Supervisory Committee

2.	INDEPENDENT OPINION OF THE SUPERVISORY COMMITTEE ON CERTAIN MATTERS

During the Reporting Period, the Supervisory Committee of the Company performed its duties in a diligent manner in accordance with the requirements of the Company Law, the Articles of Association and the Procedural Rules for Supervisory Committee Meetings.

1.	The Company’s operational compliance with the law. During the Reporting Period, the Company’s operations were in compliance with the law. The Company’s operations and decision-making procedures were in compliance with the Company Law and the Articles of Association. All Directors and senior management of the Company maintained strict principles of diligence and integrity and performed their duties conscientiously. The Supervisory Committee is not aware of any of them having violated any law, regulation, or any provision in the Articles of Association or harmed the interests of the Company in the course of discharging their duties.

2.	The authenticity of the financial report. The Company’s annual financial report truly and completely reflected the Company’s financial position and operating results. PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers have performed audits and have issued unqualified auditor’s reports for the year ended 2012 in accordance with the China Standards on Auditing of PRC Certified Public Accountants and the International Standards on Auditing, respectively.

3.	Acquisition and sale of assets. During the Reporting Period, the prices for acquisition and sale of assets were fair and reasonable. The Supervisory Committee is not aware of any insider trading, any acts harming the interests of shareholders or incurring any loss to the Company’s assets.

4.	Connected transactions. During the Reporting Period, the connected transactions of the Company were on commercial terms. The Supervisory Committee is not aware of any acts harming the interests of the Company.

5.	Internal control system and self-evaluation report on internal control. During the Reporting Period, the Company sought to improve its internal control system, and continued to improve the effectiveness of such system. The Supervisory Committee of the Company reviewed the self-evaluation report on the Company’s internal control systems and did not raise any objection against the self-evaluation report of the Board regarding the Company’s internal control systems.

By Order of the Supervisory Committee Xia Zhihua Chairperson of the Supervisory Committee

Beijing, China 27 March 2013

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Significant Events

1.	MATERIAL LITIGATIONS, ARBITRATIONS AND MATTERS GENERALLY ENQUIRED BY MEDIA

During the Reporting Period, the Company was not involved in any material litigation, arbitration or matter generally enquired by media.

2.	CONNECTED TRANSACTIONS

(I)	Continuing Connected Transactions

During the Reporting Period, the following continuing connected transactions were carried out by the Company pursuant to Rule 14A.34 of the Listing Rules, including the policy management agreement between the Company and CLIC, the asset management agreement between the Company and AMC, the asset management agreement between CLIC and AMC, and the insurance sales framework agreement between the Company and P&C Company. These continuing connected transactions were subject to reporting and announcement requirements but were exempt from independent shareholders’ approval requirements under the Listing Rules. CLIC, the controlling shareholder of the Company, holds 40% of the equity interest of AMC and 60% of the equity interest of P&C Company. Therefore, each of CLIC, AMC and P&C Company constitutes a connected person of the Company. With respect to these continuing connected transactions, the Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

1.	Policy Management Agreement

The Company and CLIC have from time to time signed policy management agreements since 30 September 2003. The Company and CLIC entered into the 2011 confirmation letter on 15 December 2011, pursuant to which both parties confirmed the renewal of the policy management agreement for three years from 1 January 2012 to 31 December 2014. Pursuant to the policy management agreement, the Company agreed to provide policy administration services to CLIC relating to the non-transferred policies. The Company acts as a service provider under the agreement and does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. For details as to the method of calculation of the service fee, please refer to Note 31 in the Notes to the Consolidated Financial Statements. The annual cap for each of the three years ending 31 December 2014 is RMB1,188 million.

For the year ended 31 December 2012, the service fee paid by CLIC to the Company amounted to RMB1,063 million.

2.	Asset Management Agreements

(1)	Asset Management Agreement between the Company and AMC

Since 30 November 2003, the Company has from time to time entered into asset management agreements with AMC. The renewed asset management agreement between the parties expired on 31 December 2010. The Company and AMC entered into an asset management agreement on 30 December 2010, which was for a term of one year from 1 January 2011 to 31 December 2011, and had been automatically extended to 31 December 2012 pursuant to its renewal terms. In accordance with the asset management agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, subject to the investment guidelines given by the Company. In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay AMC a service fee. For details as to the method of calculation of the asset management fee, please refer to Note 31 in the Notes to the Consolidated Financial Statements. The annual cap of the asset management fee for the year 2012 is RMB900 million. On 27 December 2012, the Company entered into the 2012 asset management agreement with AMC, which is for a term of two years effective from 1 January 2013 and expiring on 31 December 2014, and subject to compliance with the Listing Rules, will be renewed for another year, unless terminated by either party giving to the other party no less than 90 days’ prior written notice to terminate the agreement at the expiration of its term. The annual cap of the asset management fee for each of the three years ending 31 December 2015 is RMB1,200 million.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Significant Events

For the year ended 31 December 2012, the Company paid AMC an asset management fee of RMB761 million.

(2)	Asset Management Agreement between CLIC and AMC

Since 30 November 2003, CLIC has from time to time entered into asset management agreements with AMC. The renewed asset management agreement between the parties expired on 31 December 2011. CLIC and AMC entered into the 2011 asset management agreement on 29 December 2011, which was for a term of three years from 1 January 2012 to 31 December 2014. In accordance with the asset management agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. In consideration of AMC’s services in respect of investing and managing assets entrusted to it by CLIC under the agreement, CLIC agreed to pay AMC a service fee. For details as to the method of calculation of the asset management fee, please refer to Note 31 in the Notes to the Consolidated Financial Statements. The annual caps for the three years ending 31 December 2014 are RMB300 million, RMB310 million and RMB320 million, respectively.

For the year ended 31 December 2012, CLIC paid AMC an asset management fee of RMB133 million.

3.	Insurance Sales Framework Agreement

On 18 November 2008, the Company and P&C Company entered into the 2008 insurance sales framework agreement, which expired on 17 November 2011. On 8 March 2012, the Company and P&C Company entered into the 2012 insurance sales framework agreement, the terms and conditions of which were substantially the same as those of the 2008 insurance sales framework agreement. The 2012 insurance sales framework agreement was for a term of two years and would be automatically extended for another year after its expiry unless terminated by either party by giving to the other party a written notice within 30 days prior to its expiry. The parties agreed that they would confirm and recognize the rights and obligations arisen based on the terms and conditions of the 2008 insurance sales framework agreement in respect of the period after the expiry of the 2008 insurance sales framework agreement and before the commencement of the term of the 2012 insurance sales framework agreement. Pursuant to the agreement, P&C Company entrusted the Company to act as an agent to sell selected insurance products within the authorized regions, and agreed to pay an agency service fee to the Company in consideration of the services provided. For details as to the method of calculation of the agency service fee, please refer to Note 31 in the Notes to the Consolidated Financial Statements. The original annual caps for the three years ending 31 December 2014 are RMB660 million, RMB800 million and RMB960 million, respectively. With the approval given at the first ad hoc meeting of the fourth session of the Board, the Company revised the annual caps for 2013 and 2014 under the 2012 insurance sales framework agreement to RMB1,250 million and RMB1,950 million, respectively.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Significant Events

For the year ended 31 December 2012, P&C Company paid the Company an agency service fee of RMB648 million.

AUDITOR’S LETTER ON CONTINUING CONNECTED TRANSACTIONS

The Board has received a comfort letter from the auditor of the Company with respect to the above continuing connected transactions which were subject to reporting and announcement requirements, and the letter stated that during the Reporting Period:

(1)	nothing has come to the auditors’ attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Company’s Board of Directors;

(2)	for transactions involving the provision of goods or services by the Company, nothing has come to the auditors’ attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Company;

(3)	nothing has come to the auditors’ attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

(4)	with respect to the aggregate amount of each of the continuing connected transactions set out above, nothing has come to the auditors’ attention that causes them to believe that the disclosed continuing connected transactions have exceeded the maximum aggregate annual value disclosed in the previous announcements made.

CONFIRMATION BY INDEPENDENT DIRECTORS

The Company’s Independent Directors have reviewed the above continuing connected transactions which were subject to reporting and announcement requirements, and confirmed that:

(1)	the transactions were entered into in the ordinary and usual course of business of the Company;

(2)	the transactions were conducted either on normal commercial terms or on terms that are fair and reasonable so far as the Company’s independent shareholders are concerned;

(3)	the transactions were entered into in accordance with the agreements governing those connected transactions; and

(4)	the amounts of the continuing connected transactions have not exceeded the relevant annual caps.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Significant Events

(II)	Other Connected Transactions

1.	Acquisition of Properties from CLI

On 27 June 2012, the Company and China Life Investment Holding Company Limited (the “CLI”) entered into a property transfer framework agreement, which was for a term of three years. Pursuant to the framework agreement, the Company proposed to acquire from CLI properties for use by the Company’s branches as office premises, which consist of 1,198 properties with a total gross floor area of approximately 803,424.09 square meters. The properties shall be transferred in batches with standalone agreement to be entered into for each transfer. The actual purchase price of each property shall be valued and determined by the qualified intermediaries agreed upon by the parties with reference to prevailing market price. The total consideration for the property purchase is expected to be no more than RMB1.7 billion. The parties shall cooperate with each other to complete the transfer of ownership and deliver the properties if standalone property transfer agreements in respect of such properties will be signed prior to the expiry of the framework agreement. The parties shall not transfer any properties under the framework agreement if standalone property transfer agreements in respect of such properties cannot be signed prior to the expiry of the framework agreement.

2.	Entrustment of Enterprise Annuity Funds and Account Management Agreement

On 27 July 2009, the Company, CLIC and AMC signed the “Entrustment of Enterprise Annuity Funds and Account Management Agreement of China Life Insurance (Group) Company” with Pension Company. The agreement is valid for three years from the date on which the entrusted funds are transferred into a special entrustment account. As a trustee and account manager, Pension Company provides trusteeship and account management services for the enterprise annuity funds of the Company, CLIC and AMC, and charges trustee management fees and account management fees in accordance with the agreement. The agreement expired on 1 December 2012. As considered and approved at the fourth meeting of the fourth session of the Board of Directors of the Company, the Company, CLIC, AMC and Pension Company renewed the agreement in the form of memorandum for a tentative period of one year.

The above connected transaction in relation to the Company’s acquisition of properties from CLI was subject to reporting and announcement requirements but was exempt from independent shareholders’ approval requirements pursuant to Rule 14A.32 of the Listing Rules. As CLIC holds the entire equity interest of CLI, CLI constitutes a connected person of the Company. With respect to this connected transaction, the Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

(III)	Statement on Claims, Debt Transactions and Guarantees etc. with Connected Parties outside the Course of Business

During the Reporting Period, the Company was not involved in claims, debt transactions or guarantees with connected parties outside the course of its business.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Significant Events

3.	ASSET TRANSACTIONS, MERGERS AND ACQUISITIONS DURING THE REPORTING PERIOD

During the Reporting Period, the Company did not undertake any material asset transaction, merger and acquisition.

4.	MATERIAL CONTRACTS AND THE PERFORMANCE OF MATERIAL CONTRACTS

1.	During the Reporting Period, the Company neither acted as trustee, contractor or lessee of other companies’ assets, nor entrusted, contracted or leased its assets to other companies, the profit or loss from which accounted for 10% or above of the Company’s profits for the year.

2.	The Company neither gave external guarantees nor provided guarantees to its subsidiaries during the Reporting Period.

3.	Except otherwise disclosed in this annual report, the Company had no other material contracts during the Reporting Period.

5.	UNDERTAKINGS OF THE COMPANY OR SHAREHOLDERS HOLDING MORE THAN 5% OF THE SHARE CAPITAL OF THE COMPANY WHICH ARE EITHER GIVEN OR EFFECTIVE DURING THE REPORTING PERIOD

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within 1 year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

At present, the Company’s Shenzhen Branch and the co-owner and the original owner of the properties have reached an agreement that the ownership of the properties of each party will be determined by legal proceeding and the parties intend to bring the legal proceedings in the near future. CLIC will bear the costs incurred in accordance with its undertakings.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Significant Events

6.	OTHER AFFAIRS

With the approvals from the seventeenth meeting of the third session of Board and the 2011 Annual General Meeting, the Company may, subject to the approvals from relevant regulatory authorities, (1) issue subordinated term debts in the PRC with an aggregate amount of not exceeding RMB38 billion, which will be issued in one or more tranche(s) to qualified investors who meet the relevant regulatory requirements, with a term of no less than 10 years and by reference to market interest rate; and (2) depending on the market condition, issue subordinated debt financing instruments outside the PRC with an aggregate amount of not exceeding RMB8 billion or its equivalent in other foreign currency.

With the approval from CIRC and within the approved limit, the Company completed the first tranche issuance of RMB28 billion subordinated term debts in the PRC to qualified investors who meet the relevant regulatory requirements in June 2012 and completed the second tranche issuance of RMB10 billion subordinated term debts in November 2012. The proceeds from the issuance of subordinated term debts would be used to replenish the Company’s supplementary capital and to raise the solvency ratio according to applicable laws and regulations and approvals from regulatory authorities. For details as to the abovementioned issuance of the subordinated term debts, please refer to Note 15 in the Notes to the Consolidated Financial Statements and the announcements of the Company posted on the website of the SSE and the HKExnews website of the Hong Kong Exchanges and Clearing Limited on 27 March, 5 April, 23 May, 30 June, 17 July and 20 November 2012, respectively.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Changes in Share Capital and Shareholdings of Substantial Shareholders

I	CHANGES IN SHARE CAPITAL

During the Reporting Period, there was no change in the total number of shares and the share capital of the Company.

II	ISSUE AND LISTING OF SECURITIES

As at the end of the Reporting Period, the Company had not issued any securities in the last three years. During the Reporting Period, there was no change in the total number of shares and the share structure of the Company due to bonus issues or placings, nor were there any internal employees’ shares.

III	INFORMATION ON SHAREHOLDERS AND EFFECTIVE CONTROLLER

1.	Number of shareholders and their shareholding

Total number of shareholders	No. of A shareholders: 197,344
at the end of the Reporting Period	No. of H shareholders: 35,688

Particulars of top ten shareholders of the Company

Unit: Shares

Name of shareholder	Nature of shareholder	Percentage of shareholding	Total number of shares held as at the end of the Reporting Period	Increase/decrease during the Reporting Period	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned corporate shareholder	68.37%	19,323,530,000	—	—	—

HKSCC Nominees Limited [1]	Foreign shareholder	25.74%	7,276,301,503	+5,472,401	—	—

State Development & Investment Corporation [2]	Other	0.13%	35,685,900	–14,114,100	—	—

National Social Security Fund-Portfolio 103	Other	0.11%	31,799,547	+28,218,790	—	—

China Construction Bank-Bosera Theme Industry Stock Securities Investment Fund	Other	0.11%	31,730,494	+27,150,581	—	—

Bosera Value Growth Securities Investment Fund	Other	0.11%	29,810,389	+29,810,389	—	—

China National Nuclear Corporation [2]	Other	0.07%	20,000,000	—	—	—

China International Television Corporation [2]	Other	0.07%	18,452,300	—	—	—

Bank of China – Dacheng Wealth Management 2020 Life-cycle Securities Investment Fund	Other	0.06%	16,561,985	+16,561,985	—	—

China National Investment & Guaranty Co., Ltd. [2]	Other	0.06%	16,500,000	–12,700,000	—	—

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Changes in Share Capital and Shareholdings of Substantial Shareholders

Details of shareholders	1.	HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

	2.	State Development & Investment Corporation, China National Nuclear Corporation, China International Television Corporation and China National Investment & Guaranty Co., Ltd. became the top 10 shareholders of the Company through the strategic placement during the initial public offering of A shares of the Company in December 2006. The trading restriction period of the shares from the strategic placement was from 9 January 2007 to 9 January 2008.

	3.	Both China Construction Bank-Bosera Theme Industry Stock Securities Investment Fund and Bosera Value Growth Securities Investment Fund have Bosera Asset Management Co., Ltd. as their fund manager and China Construction Bank Corporation as their fund depository. Save as disclosed above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

2.	Information relating to the Controlling Shareholder and Effective Controller

The controlling shareholder of the Company is CLIC, and its relevant information is set out below:

Name of company	China Life Insurance (Group) Company

Legal representative	Yang Mingsheng

Date of incorporation	21 July 2003 (CLIC was formerly known as China Life Insurance Company, a company approved and formed by the State Council in January 1999. With the approval of the CIRC in 2003, China Life Insurance Company was restructured as CLIC.)

Organization code	10002372-8

Registered capital	4.6 billion

Main Business	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; funds management business permitted by national laws and regulations or approved by State Council of the People’s Republic of China; other business approved by insurance regulatory agencies.

Future Development Strategy	The strategy is to implement the “innovation-driven development strategy”, and build China Life into an industry-leading, customer-favored and most valuable company, with “excellent products and services, advanced technology, well-utilized resources, accurate market positioning, strong profitability, and flexible institutional mechanism”. Further, the strategy is to build the enterprise into a modern, comprehensive financial and insurance company that “covers four business segments including insurance, asset management, financial services and insurance related industries, owns three supporting platforms including co-branding, channel sharing and back-office support sharing, and is able to provide customers with a variety of products and one-stop shop service”, so as to lay a solid foundation for building a top-notch international financial insurance group.

Shareholdings in other subsidiaries and affiliates listed in China or abroad during the Reporting Period	As at 31 December 2012, CLIC held 231,141,935 A shares of CITIC Securities Co., Ltd., 2.1% of the total shares issued by CITIC.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Changes in Share Capital and Shareholdings of Substantial Shareholders

The effective controller of the Company is the Ministry of Finance of the People’s Republic of China. The equity and controlling relationship between the Company and its effective controller is set out in below:

During the Reporting Period, there was no change to the controlling shareholder and the effective controller of the Company. As at the end of the Reporting Period, there was no other corporate shareholder holding more than 10% of the shares in the Company.

IV	INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY HELD BY SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS UNDER HONG KONG LAWS AND REGULATIONS

So far as is known to any Directors, Supervisors and the chief executive of the Company, as at 31 December 2012, the following persons (other than the Directors, Supervisors and the chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and HKSE:

Name of substantial shareholder	Capacity	Type of shares	Number of shares held		Percentage of the respective type of shares	Percentage of the total number of shares in issue
China Life Insurance (Group) Company	Beneficial owner	A Shares	19,323,530,000	(L)	92.80%	68.37%

BlackRock, Inc. (Note)	Interest in controlled corporations	H Shares	520,896,721	(L)	7.00%	1.84%
			85,549,486	(S)	1.15%	0.30%

The letter “L” denotes a long position. The letter “S” denotes a short position.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Changes in Share Capital and Shareholdings of Substantial Shareholders

Note:	BlackRock, Inc. was interested in a total of 520,896,721 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC., BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Advisors, LLC., BlackRock Asset Management Canada Limited, BlackRock Investments Canada, Inc., BlackRock Japan Co. Ltd., BlackRock Asset Management Australia Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock International Limited, Blackrock Advisors (UK) Limited, BlackRock Asset Management Ireland Limited, BlackRock (Luxembourg) S.A., BlackRock Fund Managers Limited and BlackRock Asset Management Deutschland AG were interested in 7,172,158 H shares, 513,724,563 H shares, 87,732,051 H shares, 193,913,880 H shares, 4,271,000 H shares, 693,000 H shares, 2,782,470 H shares, 112,000 H shares, 437,000 H shares, 92,147,865 H shares, 324,000 H shares, 6,678,700 H shares, 51,503,539 H shares, 59,984,058 H shares, 7,433,000 H shares, 1,036,000 H shares and 976,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV of the SFO in 85,549,486 H shares (1.15%).

Save as disclosed above, the Directors, Supervisors and the chief executive of the Company are not aware that there is any party who, as at 31 December 2012, had an interest or short position in the shares and underlying shares of the Company which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Directors, Supervisors, Senior Management and Employees

I	DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1.	CURRENT DIRECTORS

Name	Position	Gender	Age	Term	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Reason for changes	Remuneration paid/fee in RMB ten thousands	Other benefits, social security, and housing provident fund paid by the Company in RMB ten thousands	Total emolument received from the Company during the Reporting Period in RMB ten thousands (before tax)	Total emolument received from shareholders during the Reporting Period in RMB ten thousands
Yang Mingsheng	Chairman, Executive Director	Male	57	Since 10 July 2012	0	0	/	32.06	25.01	57.07	0
Wan Feng	Executive Director	Male	54	Since 10 July 2012	0	0	/	38.48	32.66	71.14	0
Lin Dairen	Executive Director	Male	54	Since 10 July 2012	0	0	/	38.05	32.31	70.36	0
Liu Yingqi	Executive Director	Female	54	Since 10 July 2012	0	0	/	38.05	32.31	70.36	0
Miao Jianmin	Non-executive Director	Male	48	Since 10 July 2012	0	0	/	0	0	0	0
Zhang Xiangxian	Non-executive Director	Male	57	Since 24 July 2012	0	0	/	0	0	0	36.49
Wang Sidong	Non-executive Director	Male	51	Since 24 July 2012	0	0	/	0	0	0	36.54
Sun Changji	Independent Director	Male	70	Since 10 July 2012	0	0	/	0	0	0	0
Bruce Douglas Moore	Independent Director	Male	63	Since 10 July 2012	0	0	/	32.00	0	32.00	0
Anthony Francis Neoh	Independent Director	Male	66	Since 10 July 2012	0	0	/	30.00	0	30.00	0
Tang Jianbang	Independent Director	Male	66	Since 24 July 2012	0	0	/	0	0	0	0

Total	/	/	/	/	0	0	/	/	/	330.93	73.03

Notes:

1.	According to the Procedural Rules for Board of Directors Meetings of China Life Insurance Company Limited, Directors serve for a term of three years and may be re-elected. However, Independent Directors may not be re-elected for more than six years.

2.	The positions of the Directors in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on their terms of office during the Reporting Period.

3.	On 10 July 2012, the fourth session of the Board of Directors of the Company was elected in the First Extraordinary General Meeting 2012. On 24 July 2012, CIRC approved the qualifications of Mr. Zhang Xiangxian, Mr.Wang Sidong and Mr. Tang Jianbang as Directors of the Company.

4.	According to the relevant rules and regulations of China, Mr. Sun Changji and Mr. Tang Jianbang, Independent Directors, did not receive any emoluments from the Company during the Reporting Period.

5.	According to the relevant rules and regulations of China, the final amount of emoluments of the Chairman and Executive Directors is currently subject to review and approval. The result of the review will be revealed when the final amount is confirmed.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Directors, Supervisors, Senior Management and Employees

2.	CURRENT SUPERVISORS

Name	Position	Gender	Age	Term	Number of shares held at the beginning of the year	Number of shares held at the end of the year	Reason for changes	Remuneration paid/fee in RMB ten thousands	Other benefits, social securities, and housing provident fund paid by the Company in RMB ten thousands	Total emolument received from the Company during the Reporting Period in RMB ten thousands (before tax)	Total emolument received from shareholders during the Reporting Period in RMB ten thousands
Xia Zhihua	Chairperson of the Supervisory Committee	Female	58	Since 10 July 2012	0	0	/	38.05	32.31	70.36	0
Shi Xiangming	Supervisor	Male	53	Since 24 July 2012	0	0	/	58.98	30.56	89.54	0
Luo Zhongmin	Supervisor	Male	62	Since 24 July 2012	0	0	/	7.50	0	7.50	0
Yang Cuilian	Employee Representative Supervisor	Female	48	Since 24 July 2012	0	0	/	28.20	16.67	44.87	0
Li Xuejun	Employee Representative Supervisor	Male	42	Since 24 July 2012	0	0	/	28.20	16.22	44.42	0

Total	/	/	/	/	0	0	/	/	/	256.69	/

Notes:

1.	Pursuant to the Articles of Association, Supervisors serve for a term of three years and may be re-elected.

2.	The positions of the Supervisors in this annual report reflect their positions as at the submission date of this annual report. The emoluments are calculated based on their terms of office during the Reporting Period.

3.	On 10 July 2012, the fourth session of the Supervisory Committee of the Company was elected in the First Extraordinary General Meeting 2012. On 24 July 2012, CIRC approved the qualifications of Mr. Shi Xiangming, Mr. Luo Zhongmin, Ms. Yang Cuilian and Mr. Li Xuejun as Supervisors of the Company.

4.	According to the relevant rules and regulations of China, the final amount of emoluments of the Chairperson of the Supervisory Committee is currently subject to review and approval. The result of the review will be revealed when the final amount is confirmed.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Directors, Supervisors, Senior Management and Employees

3.	CURRENT SENIOR MANAGEMENT

Name	Position	Gender	Age	Term	Number of share held at the beginning of the year	Number of share held at the end of the year	Reason for changes	Remuneration paid in RMB ten thousands	Other benefits, social securities, and housing provident fund paid by the Company in RMB ten thousands	Total emolument received from the Company during the Reporting Period in RMB ten thousands (before tax)	Total emolument received from shareholders during the Reporting Period in RMB ten thousands
Wan Feng	President	Male	54	Since September 2007	0	0	/	38.48	32.66	71.14	0
Lin Dairen	Vice President	Male	54	Since August 2003	0	0	/	38.05	32.31	70.36	0
Liu Yingqi	Vice President, Board Secretary	Female	54	Since January 2006	0	0	/	38.05	32.31	70.36	0
Liu Jiade	Vice President	Male	50	Since August 2003	0	0	/	38.05	32.31	70.36	0
Zhou Ying	Vice President	Male	59	Since August 2008	0	0	/	38.05	32.31	70.36	0
Su Hengxuan	Vice President	Male	50	Since August 2008	0	0	/	38.05	32.31	70.36	0
Miao Ping	Vice President	Male	54	Since December 2009	0	0	/	38.05	32.25	70.30	0
Xu Hengping	Chief Operating Officer	Male	54	Since August 2010	0	0	/	35.48	29.85	65.33	0
Li Mingguang	Chief Actuary	Male	43	Since March 2012	0	0	/	49.15	27.68	76.83	0

Total	/	/	/	/	0	0	/	/	/	635.40	/

Notes:

1.	The positions of the members of the Senior Management in this annual report reflect their positions as at the date of submission of this annual report to the Board for their review and approval. The emoluments are calculated based on their terms of office during the Reporting Period.

2.	According to the relevant rules and regulations of China, the final amount of emoluments of the Senior Management is currently subject to review and approval. The result of the review will be revealed when the final amount is confirmed.

3.	With the approval given at the seventeenth meeting of the third session of the Board of Directors and the approval from CIRC, Mr. Li Mingguang was appointed as the Chief Actuary of the Company since 26 March 2012.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Directors, Supervisors, Senior Management and Employees

4.	RESIGNATION AND RETIREMENT OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Name	Previous Position	Gender	Age	Term	Number of share held at the beginning of the year	Number of share held at the end of the year	Reason for changes	Remuneration paid/fee in RMB ten thousands	Other benefits, social securities, and housing provident fund paid by the Company in RMB ten thousands	Total emolument received from the Company during the Reporting Period in RMB ten thousands (before tax)	Total emolument received from shareholders during the Reporting Period in RMB ten thousands	Reason for changes
Yuan Li	Chairman, Executive Director	Male	50	3 June 2011 – 22 May 2012	0	0	/	10.69	5.27	15.96	0	Resigned due to reallocation to other job duties
Shi Guoqing	Non-executive Director	Male	61	25 May 2009 – 22 May 2012	0	0	/	0	0	0	28.10	Retired due to his age
Zhuang Zuojin	Non-executive Director	Female	61	25 May 2009 – 22 May 2012	0	0	/	0	0	0	28.13	Retired due to her age
Ma Yongwei	Independent Director	Male	70	25 May 2009 – 10 July 2012	0	0	/	0	0	0	0	Retired due to change of session of the Board of Directors
Yang Hong	Employee Representative Supervisor	Female	46	25 May 2009 – 10 July 2012	0	0	/	32.90	13.81	46.71	0	Retired due to change of session of the Supervisory Committee
Wang Xu	Employee Representative Supervisor	Male	45	25 May 2009 – 10 July 2012	0	0	/	32.90	16.59	49.49	0	Retired due to change of session of the Supervisory Committee
Tian Hui	Supervisor	Male	61	25 May 2009 – 10 July 2012	0	0	/	8.75	0	8.75	0	Retired due to change of session of the Supervisory Committee
Hwei-Chung Shao	Chief Actuary	Female	58	March 2007 – February 2012	0	0	/	54.23	16.79	71.02	0	Expiration of her employment contract

Total	/	/	/	/	0	0	/	/	/	191.93	56.23	/

Note:	According to the relevant rules and regulations of China, Mr. Ma Yongwei, an Independent Director, did not receive any emoluments from the Company during the Reporting Period.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Directors, Supervisors, Senior Management and Employees

DIRECTORS

Mr. Yang Mingsheng, born in 1955, Chinese

Mr. Yang became the Chairman, Executive Director of the Company in May 2012. He became the Chairman of China Life Insurance (Group) Company in March 2012. Mr. Yang has many years of experience in financial industry. He acted as Vice Chairman of China Insurance Regulatory Commission from 2007 to 2012, and worked for Agricultural Bank of China from 1980 to 2007, where he held various positions such as Vice President of Shenyang Branch, Head of Industrial Credit Department and President of Tianjin Branch. He was appointed as Vice President of Agricultural Bank of China in 1997 and was then promoted to President of Agricultural Bank of China in 2003. Mr. Yang, a Senior Economist, graduated from the Faculty of Finance of Nankai University majoring in Monetary Banking with a Master’s degree in Economics.

Mr. Wan Feng, born in 1958, Chinese

Mr. Wan became an Executive Director of the Company in June 2006. He also served as the Vice President of China Life Insurance (Group) Company, a Director of China Life Asset Management Company Limited, a Director of China Life Property and Casualty Insurance Company Limited, a Director of China Life Pension Company Limited, and a Director of China Guangfa Bank Co., Ltd.. He served as a Vice President of the Company from 2003 and became the President of the Company in September 2007. Mr. Wan received a BA degree in Economics from Jilin College of Finance and Trade, a MBA from Open University of Hong Kong, and a Doctorate in Finance from Nankai University in Tianjin. Having worked in the Jilin Branch of People’s Insurance Company of China, Hong Kong Branch of China Life, Hong Kong Branch of Taiping Life Insurance Company and Shenzhen Branch of China Life, he has accumulated over 30 years of experience in the life insurance industry. Mr. Wan, a Senior Economist, was awarded special allowance by the State Council. He is concurrently the Director of the China Life Foundation, Deputy Director of the China Association of Actuaries, Deputy Director of the Insurance Association of China, Executive Director of the Insurance Institute of China and Director of the China Insurance Guarantee Fund Committee.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Directors, Supervisors, Senior Management and Employees

Mr. Lin Dairen, born in 1958, Chinese

Mr. Lin became an Executive Director of the Company on 27 October 2008. Mr. Lin served as the Vice President of the Company since 2003 and served as the Executive Director and President of China Life Pension Company Limited from November 2006. Mr. Lin graduated in 1982 with a Bachelor’s degree in Medicine from Shandong Province Changwei Medical Institute. Mr. Lin, who is a Senior Economist and awarded special allowance by the State Council, has worked in the life insurance industry for 31 years and has accumulated extensive experience in operation and management. He is currently the Executive Director of the Insurance Institute of China, the Executive Director of the Labor Institute of China and the Executive Director of China Center for Insurance and Social Security Research of Peking University.

Ms. Liu Yingqi, born in 1958, Chinese

Ms. Liu became an Executive Director of the Company on 27 October 2008. Ms. Liu was the Chairperson of the Supervisory Committee of the Company between August 2003 and January 2006. Ms. Liu served as the Vice President of the Company since January 2006 and acted as Board Secretary from 30 May 2008. Ms. Liu became a Director of China Life Pension Company Limited in November 2006. Ms. Liu graduated with a BA in Economics from Anhui University in 1982. Ms. Liu has over 26 years of experience in operation and management of the life insurance business and in insurance administration. Ms. Liu, a Senior Economist, has extensive experience in operation and management. She is currently the Director of the Insurance Institute of China.

Mr. Miao Jianmin, born in 1965, Chinese

Mr. Miao became a Non-executive Director of the Company on 27 October 2008. Mr. Miao became a Vice President of China Life Insurance (Group) Company in December 2005. Currently he also serves as the Chairman of both China Life Asset Management Company Limited and China Life Franklin Asset Management Company Limited, the Chinese Alternate Representative of ABAC (APEC Business Advisory Council), the Executive Director of the Insurance Association of China and the Director of China Finance 40 Forum. He was awarded special allowance by the State Council. In 2009, he was named as a “State-level Candidate for the New Century Talents Project” and one of the “60 People in China Insurance Industry in the 60- year History of New China”. Mr. Miao graduated from the post-graduate division of the People’s Bank of China with a major in Money and Banking in 1989. He studied in the Insurance Faculty of Central University of Finance and Economics from 1982 to 1986. Mr. Miao is a Senior Economist.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Directors, Supervisors, Senior Management and Employees

Mr. Zhang Xiangxian, born in 1955, Chinese

Mr. Zhang became a Non-executive Director of the Company in July 2012. He became the Secretary of Commission for Disciplinary Inspection of China Life Insurance (Group) Company in October 2006. He also served as the Vice President and Compliance Officer of China Life Insurance (Group) Company from August 2008. Mr. Zhang has many years of experience in the insurance industry and held various positions from 1993 to 2006, including the Director of Promotion Division of General Office and Deputy General Manager of General Office of the People’s Insurance Company of China, the Office Director of the CIRC, the Deputy Office Director (in charge) of Shenzhen office of the CIRC, and the Director of Administrative Department of Representative Agencies of the CIRC. Mr. Zhang is a Senior Editor and obtained a Master’s degree in Business Administration for senior management from Zhongnan University of Economics and Law.

Mr. Wang Sidong, born in 1961, Chinese

Mr. Wang became a Non-executive Director of the Company in July 2012. He became the Vice President of China Life Insurance (Group) Company, the Chairman of China Life Investment Holding Company Limited and a Director of China Life Pension Company Limited in June 2004. Mr. Wang worked for the Ministry of Foreign Economic Relations and Trade, the Xinhua News Agency Hong Kong Branch, and the Hong Kong Chinese Enterprises Association. He served as Deputy Director of the General Office of China Life Insurance Company, Deputy General Manager of its Zhejiang Branch and Deputy Director of the Shares Reform Office of China Life from 2000. Mr. Wang was the Director of the General Office of China Life Insurance (Group) Company in 2003. Mr. Wang graduated from Shandong University majoring in Chinese Language and Literature with a Bachelor’s degree of Arts.

Mr. Sun Changji, born in 1942, Chinese

Mr. Sun became an Independent Director of the Company in May 2009. From January 1968, Mr. Sun worked in Sichuan Oriental Turbine Factory, serving as Section Head, Workshop Director, Deputy Factory Manager and Factory Manager. In July 1991, he was appointed as Deputy Director-general of the Production Department of the Ministry of Machinery Industry of the PRC, and he became Vice Minister of the Ministry of Machinery Industry of the PRC in April 1993. In April 1998, he became First Deputy Director-general of the State Administration of Machinery Industry of the PRC (deputy ministerial level). He became Deputy Party Secretary and Vice President (deputy ministerial level) of Bank of China in January 1999. From September 1999 to August 2001, he served concurrently as President of China Orient Asset Management Corporation. He became Vice Chairman of Bank of China in November 2000, Vice Chairman of Bank of China (Hong Kong) Limited in September 2001 and Secretary of Commission for Discipline Inspection of Bank of China in June 2003 concurrently. From August 2004, he has served as Vice Chairman of Bank of China (Hong Kong) Limited, and served as Vice Chairman of China Machinery Industry Federation concurrently. Mr. Sun, now a Researcher-Level Senior Engineer, graduated from Tsinghua University in September 1966.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Directors, Supervisors, Senior Management and Employees

Mr. Bruce Douglas Moore, born in 1949, American

Mr. Moore became an Independent Director of the Company in May 2009. From 2002 to 2007, Mr. Moore was Partner-in-charge of Asian actuarial services for Ernst & Young. He was based in Beijing for this job. He had served in actuarial leadership roles with Ernst & Young in New York and Tokyo. From 1995 to 2000, he was the head of international actuarial services in New York with Ernst & Young. In 2000, Mr. Moore worked with Ernst & Young in Beijing and was in charge of the business in Asian markets (including Japan). In 2001, he was responsible for Japan actuarial services in Tokyo. Since 2002, he was responsible for actuarial services in Asian market (excluding Japan) in Ernst & Young’s Beijing office. From 1982 to 1995, he worked in various senior financial management roles at Prudential Life Insurance (U.S.). Mr. Moore graduated from Brown University in 1971, majoring in Applied Mathematics. Mr. Moore has obtained FSA, FCAS, MAAA and CFA qualifications. Mr. Moore has over 36 years of experience serving the insurance industry as an executive and a consultant.

Mr. Anthony Francis Neoh, born in 1946, Chinese

Mr. Neoh became an Independent Director of the Company in June 2010. He currently serves as a member of the International Consultation Committee of the CSRC. He previously served as Chief Advisor to the CSRC, a member of the Basic Law Committee of the Hong Kong Special Administrative Region under the Standing Committee of the National People’s Congress of China, Chairman of the Hong Kong Securities and Futures Commission, etc. From 1996 to 1998, he was Chairman of the Technical Committee of the International Organization of Securities Commissions. He was appointed as Queen’s Counsel (since retitled as Senior Counsel) in Hong Kong in 1990. Mr. Neoh graduated from the University of London with a degree in Law in 1976. He is a barrister of England and Wales and admitted to the State Bar of California. In 2003, he was conferred the degree of Doctor of Laws, honoris causa by the Chinese University of Hong Kong. He was elected Honorary Fellow of the Hong Kong Securities Institute and Academician of the International Euro-Asian Academy of Sciences in 2009. Mr. Neoh was a Non-executive Director of Global Digital Creations Holdings Limited from November 2002 to December 2005, and an Independent Non-executive Director of the Link Management Limited, Manager of the Link Real Estate Investment Trust, from September 2004 to March 2006. Since August 2004, he has been serving as an Independent Non-executive Director of Bank of China Limited.

Mr. Tang Jianbang, born in 1946, Chinese

Mr. Tang became an Independent Director of the Company in July 2012. He has many years of experience in financial service sector. He successively served as the Deputy Director, Deputy Head and Head of the Information Computer Department of Agricultural Bank of China, headquarters from November 1983 to March 1996. He was the General Manager of the International Business Department of Agricultural Bank of China in March 1996, the Assistant President and General Manager of the International Business Department of its headquarters in June 1998, the Assistant President and concurrently the President of Agricultural Bank of China, Hong Kong Branch, in October 1999, and the Vice President of Agricultural Bank of China in October 2000. He retired in April 2008. From May 2008 to May 2012, Mr. Tang served as the Chairman of the Supervisory Committee of ABC-CA Fund Management Co., Ltd. Mr. Tang obtained a Master’s degree in Computer Science and Engineering from Tsinghua University in 1981 and a Doctor’s degree in Science and Management Engineering from Beijing University of Aeronautics and Astronautics in 2000.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Directors, Supervisors, Senior Management and Employees

SUPERVISORS

Ms. Xia Zhihua, born in 1955, Chinese

Ms. Xia became the Chairperson of the Supervisory Committee of the Company in March 2006. Ms. Xia acted as a Deputy Director of National Debt Bereau of the Ministry of Finance from July 1997 to June 1998 and a Deputy Director of National Debt and Finance Bureau of the Ministry of Finance from July 1998 to June 2000. Ms. Xia served as the State Council’s representative in Supervisory Committee of state-owned important financial institutions, Designated Supervisor of assistant bureau-level grade official from July 2000 to October 2001, and the State Council’s representative in Supervisory Committee of state-owned important financial institutions, Designated Supervisor of bureau-level grade official from October 2001 to December 2005. Ms. Xia graduated from Xiamen University, majoring in Politics and Economics at the Department of Economics, and majoring in World Economics at the College of Economics from February 1978 to November 1984, and received a BA degree and a MA degree in Economics respectively. Ms. Xia is also the Executive Director of China Institution of Internal Audit, and obtained the qualification of Certified Internal Auditor (CIA).

Mr. Shi Xiangming, born in 1959, Chinese

Mr. Shi became a Supervisor of the Company in May 2009, and served as the General Manager of the Supervisory Department of the Company since September 2008. Mr. Shi served as Deputy General Manager of the Human Resources Department and Office Director in the Company from September 2003 to September 2008. From March 2002 to August 2003, Mr. Shi served as Deputy General Manager of the Supervisory Department of China Life Insurance Company. Mr. Shi graduated from the Chemistry School of the first branch college of Beijing University, and received a Bachelor’s degree in Science.

Mr. Luo Zhongmin, born in 1950, Chinese

Mr. Luo became a Supervisor of the Company in July 2012. Mr. Luo has many years of experience in the insurance sector and is familiar with the insurance market and insurance regulatory matters. He joined the People’s Insurance Company of China, Gansu Branch, in 1988 and subsequently served as the Deputy General Manager of the provincial branch. He served as the Director of Hunan Insurance Regulatory Bureau in 2001 and the Chairman of the Insurance Institute of China from 2008 to November 2011. Mr. Luo, a Senior Economist, graduated from Gansu Finance and Trade College with a college diploma in Business and Economic Management.

Ms. Yang Cuilian, born in 1965, Chinese

Ms. Yang became a Supervisor of the Company in July 2012. Ms. Yang has been serving as the General Manager of the Group Business Department of the Company since January 2011. Ms. Yang joined the Company in July 1984. She successively served as Deputy General Manager of Jiangxi Branch, General Manager of Pingxiang Branch, Manager of the Group Sales Department of Jiangxi Branch, and Manager of the Business Management Department of Jiangxi Branch. Ms. Yang, a Senior Economist, graduated from Party School of the Central Committee of C.P.C majoring in Economic Management with a Bachelor’s degree.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Directors, Supervisors, Senior Management and Employees

Mr. Li Xuejun, born in 1970, Chinese

Mr. Li became a Supervisor of the Company in July 2012. Mr. Li has been serving as the General Manager of the Training Department of the Company since January 2011. Mr. Li joined the Company in November 1997. He successively served as Deputy General Manager of the Training Department of the Company (in charge), Assistant General Manager of Shanghai Branch, General Manager of Shanghai Songjiang Sub-branch, and General Manager of the Human Resource Department of Shanghai Branch. Mr. Li worked for Shanghai Finance College (now known as Shanghai Finance University) from July 1994 to October 1997. Mr. Li, a Senior Economist, graduated from the Department of Insurance at Central Finance College (now known as Central University of Finance and Economics) in 1994, majoring in International Insurance with a Bachelor’s degree in Economics.

SENIOR MANAGEMENT

Mr. Wan Feng, please see the section “Directors” for his profile.

Mr. Lin Dairen, please see the section “Directors” for his profile.

Ms. Liu Yingqi, please see the section “Directors” for her profile.

Mr. Liu Jiade, born in 1963, Chinese

Mr. Liu became a Vice President of the Company in 2003 and a Director of China Life Asset Management Company Limited from June 2004. Mr. Liu served as Director of China Life Franklin Asset Management Company Limited from May 2006, and became the Director of China Gurangfa Bank Co., Ltd. since December 2006. He became the Vice Director of the Finance Bureau of the Ministry of Finance since 2000. Mr. Liu is a graduate of Central Finance College in 1984 (now Central University of Finance and Economics), with a Bachelor’s degree in Public Finance. He is currently the Director of the Insurance Institute of China and a member of the State Ministry of Finance Accounting Information Committee.

Mr. Zhou Ying, born in 1954, Chinese

Mr. Zhou became the Vice President of the Company in August 2008 and the secretary of the commission for disciplinary inspection of the Company in November 2006. Mr. Zhou served as a Designated Supervisor and as Director of the Fifth Office in Beijing State-owned Enterprise Supervisory Committee from May 2004 to November 2006. Mr. Zhou graduated from Dongbei University of Finance and Economics with a Ph.D in Economics.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Directors, Supervisors, Senior Management and Employees

Mr. Su Hengxuan, born in 1963, Chinese

Mr. Su became the Vice President of the Company in August 2008. Mr. Su served as Assistant to President of the Company from January 2006 to July 2008. Mr. Su acted as Director of China Life Property and Casualty Insurance Company Limited from November 2006, and became the Director of Insurance Professional College from December 2006. He was the General Manager of the Company’s Individual Life Insurance Business Department from 2003 to 2006. Mr. Su graduated from Banking School, Henan Province in 1983, graduated from Wuhan University in 1998 with a Bachelor’s degree in Insurance and Finance, majoring in Insurance, and graduated from the School of Management in University of Science and Technology of China in July 2011 with a Ph.D in Management, majoring in Management Science and Engineering. Mr. Su, a Senior Economist, has over 30 years of experience in the Chinese life insurance industry and insurance management. He is currently the Chairman of Insurance Marketing Association of Insurance Association of China and a member of Financial Planning Standards Board China Advisory Panel.

Mr. Miao Ping, born in 1958, Chinese

Mr. Miao became the Vice President of the Company in December 2009. He served as the General Manager of the Company’s Jiangsu branch from September 2006. Mr. Miao has served as the General Manager of the Company’s Jiangxi branch from September 2004 and has been a Deputy General Manager of the Company’s Jiangsu branch from April 2002. Mr. Miao graduated from the Correspondence College of Yangzhou University in 1996, majoring in Economics and Management. Mr. Miao, a Senior Economist, has over 30 years of experience in the operation of life insurance business and the management of insurance business.

Mr. Xu Hengping, born in 1958, Chinese

Mr. Xu became the Chief Operating Officer of the Company in August 2010. Mr. Xu had been the General Manager of the Company’s Fujian branch from April 2007, Deputy General Manager of the Company’s Fujian branch from December 2002, Assistant to the General Manager of the Company’s Fujian branch from September 1998, and Director of Personal Insurance Division of the Company’s Fujian branch from July 1996. Mr. Xu once served as General Manager of Sales Department and General Manager of Longyan Branch of Fuzhou Life Insurance Company Limited. Mr. Xu graduated from Hunan University, majoring in Finance. Mr. Xu, a Senior Economist, has over 32 years of experience in life insurance management.

Mr. Li Mingguang, born in 1969, Chinese

Mr. Li became the Chief Actuary of the Company in March 2012. Mr. Li joined the Company in 1996 and subsequently served as Deputy Director, Director, Assistant to General Manager of Product Development Department, Responsible Actuary of the Company and General Manager of Actuarial Department. He graduated from Shanghai Jiao Tong University in Computer Science with a Bachelor’s degree in 1991, Central University of Finance and Economics in Actuarial Science with a Master’s degree in 1996 and Tsinghua University with an EMBA in 2010, and also studied in University of Pennsylvania in the United States in 2011. Mr. Li is a Fellow of the China Association of Actuaries (FCAA) and a Fellow of the Institute and Faculty of Actuaries (FIA). He was the Chairman of the first session of the China Actuarial Work Committee and the Secretary-general of the first session of the China Association of Actuaries. He is currently the Secretary-general of the China Association of Actuaries and a Guest Director of the Board of Directors of the Insurance Institute of China.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Directors, Supervisors, Senior Management and Employees

COMPANY SECRETARY

Mr. Heng Kwoo Seng, born in 1948, Chinese

Mr. Heng is the Company Secretary of the Company. Mr. Heng was the Managing Partner of Morison Heng, and is currently the Business Advisor of the firm. Prior to that, he served as the Manager of the Finance Department of Ka Wah Bank Ltd. and as an Audit Supervisor of Peat Matwick Mitchell & Co. in the United Kingdom. Mr. Heng was a fellow member of the Institute of Chartered Accountants in England and Wales, and had over 21 years of experience in serving as company secretary of listed companies in Hong Kong.

QUALIFIED ACCOUNTANT

Mr. Yang Zheng, born in 1970, Chinese

Mr. Yang became the Qualified Accountant of the Company in 2006. He served as Assistant to the General Manager, Deputy General Manager and General Manager of the Finance Department of the Company since 2005. Mr. Yang has been a Director of China Life Asset Management Company Limited since 2009 and has been a Director of Sino-Ocean Land Holdings Limited since 2011. Mr. Yang was the Senior Financial Analyst of MOLEX in America between 2000 and 2005. Mr. Yang graduated from Beijing University of Technology in Electric Manufacturing in 1993 and obtained a Bachelor’s degree in Engineering. He obtained a MBA from Northeastern University in America in 2000. He is a member of American Institute of Certified Public Accountants (AICPA) and a member of the Association of Chartered Certified Accountants (ACCA).

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Directors, Supervisors, Senior Management and Employees

II	POSITIONS HOLD BY CURRENT DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN SHAREHOLDERS OF THE COMPANY

Name	Name of shareholders	Position	Term	Whether receiving remuneration and allowance from shareholders
Yang Mingsheng	China Life Insurance (Group) Company	Chairman	Since March 2012	No

Wan Feng	China Life Insurance (Group) Company	Vice President	Since September 2007	No

Miao Jianmin	China Life Insurance (Group) Company	Vice President	Since December 2005	No

Zhang Xiangxian	China Life Insurance (Group) Company	Vice President	Since August 2008	Yes

Wang Sidong	China Life Insurance (Group) Company	Vice President	Since June 2004	Yes

III	CORE TECHNICAL TEAM OR KEY PERSONNEL

The Company’s key personnel comprise those who have in-depth knowledge and understanding of the life insurance market in China, including members of the Company’s senior management, qualified underwriting personnel, actuaries and experienced investment managers. During the Reporting Period, none of the movement of these personnel occurred which may have material impacts on the Company.

IV	EMPLOYEES

1.	Employees

Number of employees of the Company	99,271
Number of employees of the Company’s subsidiaries	1,069
Employees in total	100,340
Retired employees of the Company for which extra costs have to be incurred	0
Retired employees of the Company’s subsidiaries for which extra costs have to be incurred	1

As at the end of the Reporting Period, the composition of the Company’s employees is as follows:

(1)	Structure of Expertise

Class of Expertise	Number of Employees

Management and administration	23,657
Sales and sales management	31,366
Finance and auditing	7,167
Insurance verification, claim processing and customer services	32,707
Other expertise and technicians	4,023
Others	1,420

Total	100,340

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Directors, Supervisors, Senior Management and Employees

(2)	Education Level

Education level	Number of Employees

Master or above	2,642
Bachelor	43,360
College Diploma	41,978
Secondary School	4,687
Others	7,673

Total	100,340

Chart of the Structure of Expertise

Chart of the Education Level

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Directors, Supervisors, Senior Management and Employees

2.	Remuneration Policy

The Company has established a remuneration and incentive system with reference to employee’s positions, the Company’s results and market conditions.

3.	Training Plans

By adhering to the people-oriented operational and management philosophy and the strategic development goals determined in accordance with the “Twelfth Five-Year Plan”, the Company formulated its 2012 staff training plan, which is based on the Company’s education and training system and management system framework and has taken into account the dual demands of the Company’s development and employees’ development. Annual training work was carried out based on the model of managing by class, level and category, and effectively covered the staff of all levels including operational management and professional technical teams. Based on the dual dimensions of basic theory and skills training, and relying on a combination of internal and external lecturers, strong support from training resources and diversified education and training tools, annual training helps the Company to achieve its operational and management goals, as well as the common development of employees and the Company. In 2012, through the implementation of a series of targeted training programs, the Company’s education and training department promoted relevant work of the Company in risk prevention, customer service, market expansion, management improvement, team building and cultural cultivation.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Corporate Governance

OVERVIEW OF CORPORATE GOVERNANCE

The Company implements good corporate governance policies and strongly believes that through fostering sound corporate governance, further enhancing its transparency and establishing effective system of accountability, the Company can operate in a more systematic manner, make decisions in a more scientific way, and boost the confidence of investors.

(I)	Summary of corporate governance

With the establishment of a corporate governance system with reasonably designed structure, well-developed mechanism, strict rules and regulations, as well as high efficiency in operation as its core objectives, the Company continues to promote development of its corporate governance framework, strictly perform its obligation of information disclosure, enhance its transparency and actively serve the interest of public investors so as to enhance its image and position in the capital market.

1.	The Company has set up a corporate governance structure with well-defined duties and responsibilities strictly in accordance with relevant laws, regulations and regulatory requirements, including the Company Law and the Securities Law of the PRC. The corporate governance structure of the Company generally meets the regulatory requirements of its listed jurisdictions. The Company has carried out its corporate governance procedures strictly in accordance with relevant laws, regulations and regulatory requirements, including the Company Law and the Securities Law of the PRC, as well as the requirements of its Articles of Association and procedural rules. Shareholders’ general meetings, Board meetings and Supervisory Committee meetings of the Company have been functioning independently and coordinately.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Corporate Governance

2.	During the Reporting Period, the Company has successfully completed the election of the new sessions of the Board and the Supervisory Committee in accordance with the regulatory requirements of its listed jurisdictions and its Articles of Association. The Company strictly carried out the relevant procedures. Based on opinions collected from various channels and the strict selection criteria, and after careful deliberation of the Company, members of the fourth session of the Board and the fourth session of the Supervisory Committee have been elected at the shareholders’ general meeting and the employee representative meeting of the Company.

3.	In accordance with the requirements of its listed jurisdictions and relevant provisions of its Articles of Association, the Company has continuously improved the decision-making mechanism of the Board. The Board is accountable to shareholders of the Company with respect to the assets and resources entrusted to it by the shareholders for the performance of its duty of corporate governance. All members of the Board have taken the initiative to look into the Company’s affairs and have a comprehensive understanding of the Company’s businesses. They have devoted sufficient time in performing their duties as Directors with due care and in a diligent and efficient manner. By setting up mechanisms including regular reporting of business development strategy and marketing tactics, the management of the Company can periodically report the business operation, development strategies and marketing tactics to the Board, which provides a basis for the decision-making of the Board.

4.	The Company has actively promoted the establishment of corporate governance, continuously improved its corporate governance structure and enhanced its scientific decision-making ability. In order to improve the decision-making efficiency of the specialized Board committees, the fourth session of the Board has set up four specialized Board committees, including the Audit Committee, the Nomination and Remuneration Committee, the Risk Management Committee, and the Strategy and Investment Decision Committee. These specialized Board committees conduct studies on specific matters, hold meetings on both regular and ad hoc basis, communicate with the management, provide advice and recommendations for the Board’s consideration, and deal with matters entrusted or authorized by the Board, for the purpose of improving the Board’s efficiency and capabilities.

5.	The Supervisory Committee of the Company has carried out its work and performed its duties in accordance with the Articles of Association and the Procedural Rules for Supervisory Committee Meetings. Members of the Supervisory Committee attended the shareholders’ general meetings and the Supervisory Committee meetings, participated in the Board meetings, respectively participated in the meetings of the specialized Board committees based on their work allocation, and conducted investigations on local branches to have an in-depth understanding of the implementation of the decisions made by the Board, so as to diligently perform their supervisory role.

6.	The Company has made information disclosure in a timely, open and transparent manner pursuant to the requirements of the listing rules of its listed jurisdictions. The Company has continuously improved its management of investor relations and enhanced its communication with investors, thus ensuring that all shareholders enjoy equal rights and have access to information about the Company in an open, fair, true and accurate manner.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Corporate Governance

7.	The Board and Supervisory Committee of the Company conducted extensive investigation and research activities. Members of the Board carried out investigation and research in Anhui Province and Jiangxi Province, which enabled them to have a deeper understanding of the operations management, financial management, internal control and internal audit of the Company’s local branches, and to examine the implementation of the operational decisions made by the Board at a local level. Members of the Supervisory Committee carried out investigation and research on local branches of the Company in Fujian Province, exchanged ideas with employees of the local branches and conducted special projects on topics of business development and risk management and control, thus further improving their performance of duties.

8.	Directors and Supervisors of the Company actively attended various training courses. They attended regulatory training courses organized by the CIRC and the Beijing Securities Regulatory Bureau for directors, supervisors and senior management and the training courses organized by the Hong Kong Institute of Chartered Secretaries; they also attended training courses organized by the Company in relation to the performance of duties for new Directors and Supervisors, the new system of disclosure of price sensitive information in Hong Kong and the comprehensive risk management strategies; Directors, Supervisors and the management have referred to the handbooks on regulatory systems of the Company’s listed jurisdictions on a regular basis, thus ensuring that the Board, the Supervisory Committee and the management keep abreast of the latest regulatory development in a timely manner.

(II)	Development of the corporate governance system

Relevant amendments to the Listing Rules and the Corporate Governance Code of the HKSE became effective in 2012. Based on such amendments, the Company studied and made amendments to the “Procedural Rules for Board Meetings”, the “Procedural Rules for Supervisory Committee Meetings”, the “Procedural Rules for Audit Committee Meetings” and the “Procedural Rules for Nomination and Remuneration Committee Meetings”, and published the “Procedures for Shareholders to Propose a Person for Election as a Director” and the “Shareholders Communication Policy” on its website. For the purposes of further promoting the management of information disclosure and inside information, the Company, having taken into account the requirements of the CSRC and the Beijing Securities Regulatory Bureau and its own practice, amended the “Measures for the Administration of Persons Who Have Knowledge of Inside Information”, which was examined and approved at the seventeenth meeting of the third session of the Board, so as to standardize the workflow for the management of inside information and improve the information disclosure system. In accordance with the relevant requirements of the “Notice on Issues Concerning Further Implementation of Cash Dividends Distribution of Listed Companies” issued by the CSRC, the Company considered and approved the “Proposal Concerning Amendments to the Articles of Association” at the second meeting of the fourth session of the Board held on 28 August 2012, thereby further defining its profit distribution policy and its business scope. The relevant amendments were considered and approved at the First Extraordinary General Meeting 2013 held on 19 February 2013.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Corporate Governance

SHAREHOLDERS’ GENERAL MEETING

The shareholders’ general meeting, as an organ of highest authority of the Company, exercises its duties and functions in accordance with relevant laws. Its duties and powers include the election, appointment and removal of Directors and Supervisors, review and approval of the reports of the Board and the Supervisory Committee, review and approval of the annual budget and final accounts of the Company, and any other matters required by the Articles of Association to be approved by way of resolution of the shareholders’ general meeting. The Company ensures that all shareholders have equal status so as to ensure that the rights of all shareholders are protected, including the right of access to information in relation to, and the right to vote in respect of, major matters of the Company. The Company has the ability to operate and manage its business autonomously, and is separate and independent from its controlling shareholder in its business operations, personnel, assets and financial matters.

1.	Shareholders’ general meetings convened during the Reporting Period are as follows:

Session of the meeting	Date of the meeting	Index for websites on which resolutions were published	Date of publication of resolutions

2011 Annual General Meeting	22 May 2012	http://www.sse.com.cn http://www.hkexnews.hk http://www.e-chinalife.com	23 May 2012

First Extraordinary General Meeting 2012	10 July 2012	http://www.sse.com.cn http://www.hkexnews.hk http://www.e-chinalife.com	11 July 2012

The following resolutions were considered and approved by open ballot at the 2011 Annual General Meeting: Proposal in relation to the Report of the Board of Directors of the Company for the Year 2011, Proposal in relation to the Report of the Supervisory Committee of the Company for the Year 2011, Proposal in relation to the Financial Report of the Company for the Year 2011, Proposal in relation to the Profit Distribution Plan of the Company for the Year 2011, Proposal in relation to the Remuneration of Directors and Supervisors of the Company, Proposal in relation to the Remuneration of Auditors of the Company for the Year 2011 and the Appointment of Auditors of the Company for the Year 2012, Proposal in relation to the Issue of Debt Financing Instruments, Proposal in relation to the Amendments to the “Articles of Association of China Life Insurance Company Limited”, Proposal in relation to the Amendments to the “Procedural Rules for the Board of Directors Meetings of China Life Insurance Company Limited”, Proposal in relation to the Amendments to the “Procedural Rules for Supervisory Committee Meetings of China Life Insurance Company Limited”, and Proposal in relation to the Election of Mr. Yang Mingsheng as an Executive Director of the Company.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Corporate Governance

The following resolutions were considered and approved by open ballot at the First Extraordinary General Meeting 2012: Proposal in relation to the Election of Mr. Yang Mingsheng as an Executive Director of the Fourth Session of the Board of Directors of the Company, Proposal in relation to the Election of Mr. Wan Feng as an Executive Director of the Fourth Session of the Board of Directors of the Company, Proposal in relation to the Election of Mr. Lin Dairen as an Executive Director of the Fourth Session of the Board of Directors of the Company, Proposal in relation to the Election of Ms. Liu Yingqi as an Executive Director of the Fourth Session of the Board of Directors of the Company, Proposal in relation to the Election of Mr. Miao Jianmin as a Non-executive Director of the Fourth Session of the Board of Directors of the Company, Proposal in relation to the Election of Mr. Zhang Xiangxian as a Non-executive Director of the Fourth Session of the Board of Directors of the Company, Proposal in relation to the Election of Mr. Wang Sidong as a Non-executive Director of the Fourth Session of the Board of Directors of the Company, Proposal in relation to the Election of Mr. Sun Changji as an Independent Director of the Fourth Session of the Board of Directors of the Company, Proposal in relation to the Election of Mr. Bruce Douglas Moore as an Independent Director of the Fourth Session of the Board of Directors of the Company, Proposal in relation to the Election of Mr. Anthony Francis Neoh as an Independent Director of the Fourth Session of the Board of Directors of the Company, Proposal in relation to the Election of Ms. Xia Zhihua as a Shareholder Representative Supervisor of the Fourth Session of the Supervisory Committee of the Company, Proposal in relation to the Election of Mr. Shi Xiangming as a Shareholder Representative Supervisor of the Fourth Session of the Supervisory Committee of the Company, Proposal in relation to the Election of Mr. Tang Jianbang as an Independent Director of the Fourth Session of the Board of Directors of the Company, and Proposal in relation to the Election of Mr. Luo Zhongmin as an External Supervisor of the Fourth Session of the Supervisory Committee of the Company.

2.	Attendance records of Directors at the shareholders’ general meetings convened during the Reporting Period:

Name of Director	Type of Director	Number of shareholders’ general meetings the Director was required to attend during the year	Number of meetings physically attended	Number of meetings attended by telephony	Number of meetings attended by proxies		Number of meetings absent	Attendance rate

Yang Mingsheng	Executive Director	1	0	0	1	Note 1	0	0
Yuan Li	Executive Director	1	0	0	1	Note 2	0	0
Wan Feng	Executive Director	2	2	0	0		0	100%
Lin Dairen	Executive Director	2	1	0	0		1	50%
Liu Yingqi	Executive Director	2	2	0	0		0	100%
Miao Jianmin	Non-executive Director	2	1	0	0		1	50%
Zhang Xiangxian	Non-executive Director	/	/	/	/		/	/
Shi Guoqing	Non-executive Director	1	1	0	0		0	100%
Zhuang Zuojin	Non-executive Director	1	1	0	0		0	100%
Wang Sidong	Non-executive Director	/	/	/	/		/	/
Ma Yongwei	Independent Director	2	0	0	0		2	0
Sun Changji	Independent Director	2	1	0	0		1	50%
Bruce Douglas Moore	Independent Director	2	1	0	1	Note 3	0	50%
Anthony Francis Neoh	Independent Director	2	1	0	0		1	50%
Tang Jianbang	Independent Director	/	/	/	/		/	/

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Corporate Governance

Notes:

1.	At the First Extraordinary General Meeting 2012 held on 10 July 2012, Mr. Yang Mingsheng, the Chairman of the Board, gave written authorization for Mr. Wan Feng, an Executive Director, to act as presider of the meeting;
2.	At the 2011 Annual General Meeting held on 22 May 2012, Mr. Yuan Li, the Chairman of the Board, gave written authorization for Mr. Wan Feng, an Executive Director, to act as presider of the meeting;
3.	At the 2011 Annual General Meeting held on 22 May 2012, Mr. Bruce Douglas Moore, the Chairman of the Audit Committee, gave written authorization for Mr. Sun Changji, an Independent Director, to act as his proxy to attend the meeting.

BOARD

The Board is a standing decision-making body of the Company and its main duties include the following: performing the function of corporate governance of the Company, convening shareholders’ general meetings, implementing resolutions passed at such meetings, improving the Company’s corporate governance policies, approving the Company’s development strategies and operation plans, formulating and supervising the Company’s financial policies, annual budgets and financial reports, providing an objective evaluation on the Company’s operating results in its financial reports and other disclosure documents, dealing with senior management personnel matters, arranging for Directors and senior management to attend various training courses, attaching importance to the enhancement of their professional quality, reviewing the compliance policies of the Company, and assessing the internal control systems of the Company. The day-to-day management and operation of the Company are delegated to the management. The responsibilities of Non-executive Directors and Independent Directors include, without limitation, regularly attending meetings of the Board and the specialized Board committees of which they are members, providing opinions at meetings of the Board and the specialized Board committees, resolving any potential conflict of interest, serving on the Audit Committee, Nomination and Remuneration Committee and other specialized Board committees, and inspecting, supervising and reporting on the performance of the Company. The Board is accountable to the shareholders of the Company and reports to them.

On 22 May 2012, Mr. Yuan Li, the former Chairman of the Board, tendered his resignation as the Chairman and Executive Director due to reallocation to other job duties. Mr. Shi Guoqing and Ms. Zhuang Zuojin, the former Non-executive Directors of the Company, tendered their resignations as the Non-executive Directors due to age. On the same date, Mr. Yang Mingsheng was elected as an Executive Director at the 2011 Annual General Meeting. At the nineteenth meeting of the third session of the Board, Mr. Yang Mingsheng was elected as the Chairman of the third session of the Board.

On 10 July 2012, the term of office of Mr. Ma Yongwei ended on the expiry of the term of the third session of the Board, and he retired as Director of the Company at the conclusion of the First Extraordinary General Meeting 2012. On the same date, Mr. Yang Mingsheng, Mr. Wan Feng, Mr. Lin Dairen and Ms. Liu Yingqi were elected as the Executive Directors of the fourth session of the Board, Mr. Miao Jianmin, Mr. Zhang Xiangxian and Mr. Wang Sidong were elected as the Non-executive Directors of the fourth session of the Board, and Mr. Sun Changji, Mr. Bruce Douglas Moore, Mr. Anthony Francis Neoh and Mr. Tang Jianbang were elected as the Independent Directors of the fourth session of the Board at the First Extraordinary General Meeting 2012.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Corporate Governance

On 25 July 2012, Mr. Yang Mingsheng was elected as the Chairman of the fourth session of the Board and the composition of all specialized Board committees was determined at the first meeting of the fourth session of the Board. At present, the Board comprises 11 members, including 4 Executive Directors, 3 Non-executive Directors and 4 Independent Directors. The number of Independent Directors complies with the minimum requirement of 3 Independent Directors and the requirement that at least one-third of the Board be represented by Independent Directors under the Listing Rules of the HKSE. All members of the Board have devoted sufficient time in dealing with the affairs of the Board and attended the relevant training courses organized by regulatory authorities and the Company according to regulatory requirements. They have referred to regulatory documents on a regular basis so as to keep themselves informed of the regulatory development in a timely manner. So far as the Company is aware, no financial, business, family or other material relationship exists among Board members, members of the Supervisory Committee or senior management (including between the Chairman, Mr. Yang Mingsheng and the President, Mr. Wan Feng).

In 2012, all Executive Directors and Non-executive Directors of the Company attended training courses organized by the Beijing Securities Regulatory Bureau for directors and supervisors of listed companies in 4 batches. All Directors of the fourth session of the Board also attended training courses organized by the Company on topics covering the regulatory requirements of the Company’s listed jurisdictions, the directors’ duties and the new system of disclosure of price sensitive information in Hong Kong. Members of the Risk Management Committee of the fourth session of the Board attended a training course organized by the Company on the topic of comprehensive risk management strategies.

In 2012, all Independent Directors of the Company possessed extensive experience in various fields, such as economics, insurance, management, finance and accounting. The Company also complies with the requirement of the Listing Rules of the HKSE that at least one of its Independent Directors has appropriate professional qualifications or accounting qualifications or related financial management expertise. As required under the Listing Rules of the SSE and the HKSE, the Company has obtained a written confirmation from each of its Independent Directors in respect of their independence, and the Company is of the opinion that all of the Independent Directors are independent of the Company and strictly perform their duties as Independent Directors. Pursuant to the Articles of Association, Directors shall be elected at the shareholders’ general meeting for a term of three years and may be re-elected on expiry of the three-year term.

Meetings of the Board are held both on a regular and an ad-hoc basis. Regular meetings are convened at least four times a year for the examination and approval of proposals, such as annual report, interim report, first quarter and third quarter reports and related financial reports, and major business operations of the year. Meetings are convened by the Chairman and a notice is given to all Directors 14 days before such meetings. Agendas and related documents are sent to the Directors at least three days prior to such meetings. In 2012, all notices, agendas and related documents in respect of such regular Board meetings were sent in compliance with the above requirements. By fully reviewing all the relevant proposals, the Board has confirmed that the information contained in its periodic reports and financial reports is true, accurate and complete and contains no false representations, misleading statements or material omissions, and no event or situation was found which would have material adverse impacts on the Company’s ongoing operation.

Regular Board meetings are held mainly to review the quarterly, interim and annual reports of the Company and to deal with other related matters. The practice of obtaining Board consent through the circulation of written resolutions does not constitute a regular Board meeting. An ad-hoc Board meeting may be convened in urgent situations if requisitioned by any of the following: shareholders representing over one-tenth of voting shares, Directors constituting more than one-third of the total number of Directors, the Supervisory Committee, more than 2 Independent Directors, the Chairman or the President. If the resolution to be considered at such ad-hoc Board meetings has been circulated to all the Directors and more than half of the Directors having voting rights approve such resolution by signing the resolution in writing, the Board meeting need not be convened and such resolution in writing shall become an effective resolution.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Corporate Governance

If a Director is materially interested in a matter to be considered by the Board, the Director having such conflict of interest shall have no voting rights on the matter to be considered and shall not be counted in the quorum for the Board meeting.

All Directors shall have access to the advice and services of the Board Secretary and the Company Secretary. Detailed minutes of Board meetings regarding matters considered by the Board and decisions reached, including any concerns raised by Directors or dissenting views expressed, are kept by the Board Secretary. Minutes of Board meetings are available upon reasonable notice for inspection and comment upon by any Director.

1.	Meetings and attendance

In 2012, 4 Board meetings were held by the third session of the Board, of which 1 was physical meeting and 3 were combined physical and telephony meetings. The attendance records of individual Directors are as follows:

Name of Director	Type of Director	Number of meetings the Director was required to attend during the year	Number of meetings physically attended	Number of meetings attended by telephony		Number of meetings attended by proxies		Number of meetings absent	Attendance rate	Whether the Director failed to attend two consecutive meetings in person

Yang Mingsheng	Executive Director	1	1	0		0		0	100%	No
Yuan Li	Executive Director	3	1	0		2	Note 1	0	33%	Yes
Wan Feng	Executive Director	4	4	0		0		0	100%	No
Lin Dairen	Executive Director	4	3	0		1	Note 2	0	75%	No
Liu Yingqi	Executive Director	4	4	0		0		0	100%	No
Miao Jianmin	Non-executive Director	4	3	0		1	Note 3	0	75%	No
Shi Guoqing	Non-executive Director	3	2	0		1	Note 4	0	67%	No
Zhuang Zuojin	Non-executive Director	3	3	0		0		0	100%	No
Ma Yongwei	Independent Director	4	3	0		1	Note 5	0	75%	No
Sun Changji	Independent Director	4	4	0		0		0	100%	No
Bruce Douglas Moore	Independent Director	4	3	1	Note 6	0		0	100%	No
Anthony Francis Neoh	Independent Director	4	2	2	Note 7	0		0	100%	No

Notes:

1.	At the seventeenth meeting of the third session of the Board held on 26 March 2012 and the eighteenth meeting of the third session of the Board held on 25 April 2012, Mr. Yuan Li, Chairman of the Board, gave written authorization for Mr. Miao Jianmin to act as his proxy to attend and vote at the meetings;
2.	At the nineteenth meeting of the third session of the Board held on 22 May 2012, Mr. Lin Dairen gave written authorization for Mr. Wan Feng to act as his proxy to attend and vote at the meeting;
3.	At the nineteenth meeting of the third session of the Board held on 22 May 2012, Mr. Miao Jianmin gave written authorization for Ms. Liu Yingqi to act as his proxy to attend and vote at the meeting;
4.	At the eighteenth meeting of the third session of the Board held on 25 April 2012, Mr. Shi Guoqing gave written authorization for Ms. Zhuang Zuojin to act as his proxy to attend and vote at the meeting;

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Corporate Governance

5.	At the sixteenth meeting of the third session of the Board held on 5 January 2012, Mr. Ma Yongwei gave written authorization for Mr. Sun Changji to act as his proxy to attend and vote at the meeting;
6.	At the nineteenth meeting of the third session of the Board held on 22 May 2012, Mr. Bruce Douglas Moore attended the meeting by way of telephony;
7.	At the sixteenth meeting of the third session of the Board held on 5 January 2012 and the eighteenth meeting of the third session of the Board held on 25 April 2012, Mr. Anthony Francis Neoh attended the meetings by way of telephony.

In 2012, 4 Board meetings were held by the fourth session of the Board, of which 3 were physical meetings and 1 was combined physical and telephony meeting. The attendance records of individual Directors are as follows:

Name of Director	Type of Director	Number of meetings the Director was required to attend during the year	Number of meetings physically attended	Number of meetings attended by telephony		Number of meetings attended by proxies		Number of meetings absent	Attendance rate	Whether the Director failed to attend two consecutive meetings in person

Yang Mingsheng	Executive Director	4	4	0		0		0	100%	No
Wan Feng	Executive Director	4	4	0		0		0	100%	No
Lin Dairen	Executive Director	4	4	0		0		0	100%	No
Liu Yingqi	Executive Director	4	4	0		0		0	100%	No
Miao Jianmin	Non-executive Director	4	2	0		2	Note 1	0	50%	Yes
Zhang Xiangxian	Non-executive Director	4	4	0		0		0	100%	No
Wang Sidong	Non-executive Director	4	3	0		1	Note 2	0	75%	No
Sun Changji	Independent Director	4	4	0		0		0	100%	No
Bruce Douglas Moore	Independent Director	4	3	0		1	Note 3	0	75%	No
Anthony Francis Neoh	Independent Director	4	3	1	Note 4	0		0	100%	No
Tang Jianbang	Independent Director	4	4	0		0		0	100%	No

Notes:

1.	At the first meeting of the fourth session of the Board held on 25 July 2012, Mr. Miao Jianmin gave written authorization for Ms. Liu Yingqi to act as his proxy to attend and vote at the meeting; at the second meeting of the fourth session of the Board held on 28 August 2012, Mr. Miao Jianmin gave written authorization for Mr. Wang Sidong to act as his proxy to attend and vote at the meeting;
2.	At the first meeting of the fourth session of the Board held on 25 July 2012, Mr. Wang Sidong gave written authorization for Mr. Zhang Xiangxian to act as his proxy to attend and vote at the meeting;
3.	At the first meeting of the fourth session of the Board held on 25 July 2012, Mr. Bruce Douglas Moore gave written authorization for Mr. Anthony Francis Neoh to act as his proxy to attend and vote at the meeting;
4.	At the second meeting of the fourth session of the Board held on 28 August 2012, Mr. Anthony Francis Neoh attended the meeting by way of telephony.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Corporate Governance

From the end of year 2012 up to the Latest Practicable Date (i.e. 27 March 2013), 2 Board meetings were held. The attendance records of individual Directors are as follows:

Name of Director	Type of Director	Number of meetings the Director was required to attend	Number of meetings physically attended	Number of meetings attended by telephony		Number of meetings attended by proxies		Number of meetings absent	Attendance rate	Whether the Director failed to attend two consecutive meetings in person

Yang Mingsheng	Executive Director	2	2	0		0		0	100%	No
Wan Feng	Executive Director	2	2	0		0		0	100%	No
Lin Dairen	Executive Director	2	2	0		0		0	100%	No
Liu Yingqi	Executive Director	2	2	0		0		0	100%	No
Miao Jianmin	Non-executive Director	2	1	0		1	Note 1	0	50%	No
Zhang Xiangxian	Non-executive Director	2	2	0		0		0	100%	No
Wang Sidong	Non-executive Director	2	1	0		1	Note 2	0	50%	No
Sun Changji	Independent Director	2	2	0		0		0	100%	No
Bruce Douglas Moore	Independent Director	2	1	1	Note 3	0		0	100%	No
Anthony Francis Neoh	Independent Director	2	1	1	Note 4	0		0	100%	No
Tang Jianbang	Independent Director	2	2	0		0		0	100%	No

Notes:

1.	At the sixth meeting of the fourth session of the Board held on 27 March 2013, Mr. Miao Jianmin gave written authorization for Mr. Wan Feng to act as his proxy to attend and vote at the meeting;
2.	At the sixth meeting of the fourth session of the Board held on 27 March 2013, Mr. Wang Sidong gave written authorization for Mr. Zhang Xiangxian to act as his proxy to attend and vote at the meeting;
3.	At the fifth meeting of the fourth session of the Board held on 25 February 2013, Mr. Bruce Douglas Moore attended the meeting by way of telephony;
4.	At the fifth meeting of the fourth session of the Board held on 25 February 2013, Mr. Anthony Francis Neoh attended the meeting by way of telephony.

2.	Performance of duties by Independent Directors

In 2012, all Independent Directors of the Company possessed extensive experience in various fields, such as insurance, management, finance and accounting, and law. They satisfied the criteria for independent directors under the regulatory rules of the Company’s listed jurisdictions. The Independent Directors of the Company performed their duties pursuant to the Articles of Association and the provisions and requirements of the listing rules of the Company’s listed jurisdictions.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Corporate Governance

All Independent Directors diligently fulfilled their responsibilities and faithfully performed their duties by attending meetings of the Board and the specialized Board committees in 2012, examining and approving the Company’s business development, financial management and connected transactions, participating in the establishment of specialized Board committees, providing professional and constructive advice in respect of major decisions of the Company, seriously listening to the reports from relevant personnel, understanding the daily operation and any possible operational risks of the Company in a timely manner, and expressing their opinions and exercising their functions and powers at Board meetings, thus actively performing their duties as Independent Directors in an effective manner. The Board attached great importance to opinions and advice from Independent Directors, actively strengthened its communication with them and adopted their advice after careful deliberation and discussion.

In 2012, the Company provided various materials to Independent Directors, which enabled them to comprehend information associated with the insurance industry. All Independent Directors obtained information relating to the operation and management of the Company through various channels, which formed the basis of their scientific and prudent decisions.

In 2012, the Independent Directors of the Company carried out investigation and research on local branches of the Company in Jiangxi Province and Anhui Province and carried out on-site inspections of the business, operations and management of the Company.

During the Reporting Period, no Independent Director has raised any objection against Board resolutions or other matters of the Company.

CHAIRMAN AND PRESIDENT

On 22 May 2012, Mr. Yuan Li, the former Chairman of the Board, tendered his resignation as the Chairman and Executive Director due to reallocation to other job duties. On the same date, Mr. Yang Mingsheng was elected as an Executive Director at the 2011 Annual General Meeting. At the nineteenth meeting of the third session of the Board, Mr. Yang Mingsheng was elected as the Chairman of the third session of the Board. On 25 July 2012, Mr. Yang Mingsheng was elected as the Chairman of the fourth session of the Board at the first meeting of the fourth session of the Board. The Chairman is the legal representative of the Company, primarily responsible for convening and presiding over Board meetings, ensuring the implementation of Board resolutions, attending annual general meetings and arranging attendance by Chairmen of Board committees to answer questions raised by shareholders, signing securities issued by the Company and other important documents, providing leadership for the Board to ensure that the Board works effectively and performs its responsibilities, encouraging all Directors to make a full and active contribution to the Board’s affairs, promoting a culture of openness and debate, convening special meetings with Non-executive Directors and Independent Directors, and exercising other rights conferred on him by the Board. The Chairman is accountable to and reports to the Board. Mr. Wan Feng is the President of the Company. The President is responsible for the day-to-day operations of the Company, including implementing strategies, policies, operation plans and investment schemes approved by the Board, formulating the Company’s internal management structure and fundamental management policies, drawing up basic rules and regulations of the Company, submitting to the Board requests for appointment or removal of senior management officers and exercising other rights granted to him under the Articles of Association and by the Board. The President is fully accountable to the Board for the operations of the Company.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Corporate Governance

SUPERVISORY COMMITTEE

Pursuant to the Company Law and the Articles of Association, the Company has established a Supervisory Committee. The Supervisory Committee performs the following duties in accordance with the Company Law, the Articles of Association and the Procedural Rules for Supervisory Committee Meetings: to examine the finances of the Company; to monitor whether the Directors, President, Vice Presidents and other senior management officers of the Company have acted in contravention of laws, regulations, the Articles of Association and resolutions of the shareholders’ general meetings when discharging their duties; to review the financial information of the Company such as financial reports, results reports and profit distribution plans to be approved by Board; to propose the convening of extraordinary shareholders’ general meetings, to propose resolutions at shareholders’ general meetings and to perform any other duties under the laws, regulations and supervisory rules of the Company’s onshore and offshore listed jurisdictions.

The Supervisory Committee is accountable to the shareholders and reports its work to the shareholders’ general meeting according to relevant laws. It is also responsible for appraising the Company’s operations, financial reports, connected transactions and internal control, etc.

Meetings of the Supervisory Committee are convened by the Chairperson of the Supervisory Committee. According to the Articles of Association, the Company formulated the “Procedural Rules for Supervisory Committee Meetings” and established protocols for Supervisory Committee meetings. Supervisory Committee meetings are categorized as regular or ad-hoc meetings in accordance with the degree of pre-planning involved. There are at least four regular meetings each year, mainly to adopt and review financial reports and annual reports, and examine the financial conditions and internal control of the Company. Ad-hoc meetings are convened when necessary.

The third session of the Supervisory Committee of the Company comprised Ms. Xia Zhihua, Mr. Shi Xiangming, Ms. Yang Hong, Mr. Wang Xu and Mr. Tian Hui, with Ms. Xia Zhihua acting as the Chairperson of the Supervisory Committee. In accordance with the Company Law, the Articles of Association and the relevant regulatory requirements, the term of the third session of the Supervisory Committee expired in 2012. The Company elected the fourth session of the Supervisory Committee strictly in accordance with the regulatory requirements. The fourth session of the Supervisory Committee of the Company comprises Ms. Xia Zhihua, Mr. Shi Xiangming, Mr. Luo Zhongmin, Ms. Yang Cuilian and Mr. Li Xuejun, with Ms. Xia Zhihua acting as the Chairperson of the Supervisory Committee. Of the members of the Supervisory Committee, Ms. Xia Zhihua, Mr. Shi Xiangming and Mr. Luo Zhongmin are Non-employee Representative Supervisors, and Ms. Yang Cuilian and Mr. Li Xuejun are Employee Representative Supervisors.

1.	Meetings and attendance

In 2012, 4 meetings were held by the third session of the Supervisory Committee. Attendance records of individual Supervisors are as follows:

Name of Supervisor	Number of meetings attended	Attendance rate

Xia Zhihua	4/4	100%
Shi Xiangming	4/4	100%
Yang Hong	4/4	100%
Wang Xu	4/4	100%
Tian Hui	4/4	100%

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Corporate Governance

In 2012, 4 meetings were held by the fourth session of the Supervisory Committee. Attendance records of individual Supervisors are as follows:

Name of Supervisor	Number of meetings attended		Attendance rate

Xia Zhihua	4/4		100%
Shi Xiangming	3/4	Note 1	75%
Luo Zhongmin	3/4	Note 2	75%
Yang Cuilian	4/4		100%
Li Xuejun	4/4		100%

Notes:

1.	At the fourth meeting of the fourth session of the Supervisory Committee held on 21 December 2012, Mr. Shi Xiangming gave written authorization for Mr. Li Xuejun to act as his proxy to attend and vote at the meeting;
2.	At the third meeting of the fourth session of the Supervisory Committee held on 26 October 2012, Mr. Luo Zhongmin gave written authorization for Mr. Li Xuejun to act as his proxy to attend and vote at the meeting.

From the end of the year 2012 up to the Latest Practicable Date, the Supervisory Committee convened 1 meeting. Attendance records of individual Supervisors are as follows:

Name of Supervisor	Number of meetings attended	Attendance rate

Xia Zhihua	1/1	100%
Shi Xiangming	1/1	100%
Luo Zhongmin	1/1	100%
Yang Cuilian	1/1	100%
Li Xuejun	1/1	100%

2.	The Supervisory Committee had no objection in respect of the matters under its supervision during the Reporting Period.

3.	Activities of the Supervisory Committee during the Reporting Period

For the activities of the Supervisory Committee during the Reporting Period, please refer to the “Report of the Supervisory Committee” in this annual report.

AUDIT COMMITTEE

The Company established its Audit Committee on 30 June 2003. In 2012, the Audit Committee comprised only Independent Directors of the Company, with Mr. Bruce Douglas Moore acting as the Chairman of the Audit Committee of the third session of the Board. Other members were Mr. Ma Yongwei and Mr. Sun Changji. On 25 July 2012, it was determined at the first meeting of the fourth session of the Board that the Audit Committee of the fourth session of the Board comprises Mr. Bruce Douglas Moore, Mr. Sun Changji and Mr. Tang Jianbang, with Mr. Bruce Douglas Moore acting as the Chairman.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Corporate Governance

All members of the Audit Committee have extensive experience in financial matters. Mr. Bruce Douglas Moore is the financial expert of the Audit Committee. The principal duties of the Audit Committee are to review and supervise the preparation of the Company’s financial reports, assess the effectiveness of the Company’s internal control system, supervise the Company’s internal audit system and its implementation, and recommend the engagement or replacement of external auditors. The Audit Committee is also responsible for communications between the internal and external auditors and the establishment of the internal reporting mechanism of the Company.

1.	Meetings and attendance

In 2012, 2 meetings were held by the Audit Committee of the third session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Bruce Douglas Moore	Independent Director, Chairman of the Audit Committee of the third session of the Board	2/2		100%
Ma Yongwei	Independent Director, member of the Audit Committee of the third session of the Board	2/2		100%
Sun Changji	Independent Director, member of the Audit Committee of the third session of the Board	1/2	Note	50%

Note:	At the fifteenth meeting of the Audit Committee of the third session of the Board held on 24 April 2012, Mr. Sun Changji gave written authorization for Mr. Ma Yongwei to act as his proxy to attend and vote at the meeting.

In 2012, 3 meetings were held by the Audit Committee of the fourth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended	Attendance rate

Bruce Douglas Moore	Independent Director, Chairman of the Audit Committee of the fourth session of the Board	3/3	100%
Sun Changji	Independent Director, member of the Audit Committee of the fourth session of the Board	3/3	100%
Tang Jianbang	Independent Director, member of the Audit Committee of the fourth session of the Board	3/3	100%

From the end of the year 2012 up to the Latest Practicable Date, the Audit Committee of the fourth session of the Board convened 1 meeting. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended	Attendance rate

Bruce Douglas Moore	Independent Director, Chairman of the Audit Committee of the fourth session of the Board	1/1	100%
Sun Changji	Independent Director, member of the Audit Committee of the fourth session of the Board	1/1	100%
Tang Jianbang	Independent Director, member of the Audit Committee of the fourth session of the Board	1/1	100%

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Corporate Governance

2.	Performance of duties by the Audit Committee

(1)	Reviewing and approving the “Proposal on the 2011 Financial Report”, the “Proposal on the Financial Report for the First Quarter of 2012”, the “Proposal on the 2012 Interim Report”, the “Proposal on the Financial Report for the Third Quarter of 2012” and the “Proposal on the 2012 Financial Report”. The Audit Committee was of the view that the financial reports of the Company reflected the overall situation of the Company in a true, accurate and complete manner, and gave its written opinion in this regard.

(2)	Determining the overall audit scope and agenda of 2012 after having consulted the independent auditors (PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company and PricewaterhouseCoopers); receiving from the independent auditors the “Report on the 2011 Audit Results”, the “Report on the Results of Agreed-upon Procedures Performed in relation to the First Quarter of 2012”, the “Preliminary Report on the 2012 Audit Plan”, the “Report on the Review Results of the 2012 Interim Report” and the “Report on the Results of Agreed-upon Procedures Performed in relation to the Third Quarter of 2012”; and reporting to the Board the “Proposal in relation to Auditors’ Remuneration for 2012”.

(3)	Selecting and appointing auditors for the year 2013, reviewing and approving the “Proposal in relation to the Selection and Appointment of Auditors of the Company for the Year 2013”; listening to the “Report on the Progress of the Selection and Appointment of Auditors of the Company for the Year 2013”; listening to the report on the independence of the proposed auditor, Ernst & Young, pursuant to Rule 3526 of the Public Company Accounting Oversight Board (“PCAOB”); reviewing, approving and submitting to the Board the “Proposal in relation to the Appointment of Auditors of the Company for the Year 2013”, and making recommendation on the appointment of Ernst & Young Hua Ming LLP and Ernst & Young as the PRC auditor and the international auditor of the Company for the year 2013, respectively.

(4)	Examining the internal audit functions of the Company; reviewing proposals including the “2011 Internal Audit Summary and the 2012 Internal Audit Work Plan” and the “Internal Audit Summary for the First Half of 2012, Internal Audit Work Plan for the Second Half of 2012 and 2012 Budget of Operating Costs” in order to facilitate the communication between the Company’s internal audit department and the independent auditors.

(5)	Monitoring the Company’s internal control function; reviewing the “Proposal concerning the Report on Internal Control Assessments of the Company” and the “Proposal concerning the Work Plan of the 2012 Internal Control Assessment” pursuant to Section 404 of the U.S. Sarbanes-Oxley Act; listening to the “Report on the Internal Control Assessments for the First Half of 2012” and the “Report on Issues Identified in the 2012 Internal Control Assessment and Audit and the Implementation of Improvements”.

(6)	Reviewing the “Proposal concerning the Compliance Report of the Company for 2011” and the “Proposal concerning the 2011 Audit Report of Connected Transactions”, and listening to the “Report on Compliance for the First Half of 2012” pursuant to the relevant requirements of the CIRC and the SSE; reviewing the report on the list of connected parties of the Company and submitting a report relating thereto to the Board and the Supervisory Committee.

(7)	Sending members of the Audit Committee to branch companies in Anhui Province to conduct investigation and research, including visiting local branches of the Company, examining their financial practices and inspecting their internal control and audit relating to finance, thereby understanding the overall operations and management of the Company and the development of its counter and back office support, and monitoring the implementation of the Board resolutions.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Corporate Governance

NOMINATION AND REMUNERATION COMMITTEE

The Company established the Management Training and Remuneration Committee on 30 June 2003. On 16 March 2006, the Board resolved to change the name of the Management Training and Remuneration Committee to the Nomination and Remuneration Committee, with a majority of Independent Directors on the committee. The Nomination and Remuneration Committee is mainly responsible for reviewing the structure of the Board, its number of members and composition and drawing up plans for the appointment, succession and appraisal criteria of Directors and senior management. The committee is also responsible for formulating training and remuneration policies for the senior management of the Company.

The Nomination and Remuneration Committee of the third session of the Board comprised Mr. Sun Changji and Mr. Bruce Douglas Moore, both of whom are Independent Directors, and Mr. Miao Jianmin, who is a Non-executive Director, with Mr. Sun Changji acting as the Chairman. On 25 July 2012, it was determined at the first meeting of the fourth session of the Board that the Nomination and Remuneration Committee of the fourth session of the Board comprises Mr. Sun Changji, Mr. Bruce Douglas Moore and Mr. Miao Jianmin, with Mr. Sun Changji acting as the Chairman.

The Nomination and Remuneration Committee, as an advisor to the Board on the nomination of Directors, shall first discuss and agree on the list of candidates to be nominated as new Directors, following which such candidates are recommended to the Board. The Board shall then determine whether such candidates’ appointments should be proposed for approval at the shareholders’ general meeting. The major criteria considered by the Nomination and Remuneration Committee and the Board are educational background, management and research experience in the insurance industry, and the candidates’ commitment to the Company. As to the nomination of Independent Directors, the Nomination and Remuneration Committee will give special consideration to the independence of the relevant candidates.

The Nomination and Remuneration Committee determines, with delegated responsibility, the remuneration packages of all Executive Directors and senior management officers. The fixed salary of the Executive Directors and other members of senior management is determined in accordance with market levels and their respective positions, and the amount of their performance-related bonuses is determined according to the results of performance appraisals. Directors’ fees and the volume of share appreciation rights to be granted are determined with reference to market levels and the actual circumstances of the Company.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Corporate Governance

1.	Meetings and attendance

In 2012, 3 meetings were held by the Nomination and Remuneration Committee of the third session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Sun Changji	Independent Director, Chairman of the Nomination and Remuneration Committee of the third session of the Board	3/3		100%
Bruce Douglas Moore	Independent Director, member of the Nomination and Remuneration Committee of the third session of the Board	3/3	Note 1	100%
Miao Jianmin	Non-executive Director, member of the Nomination and Remuneration Committee of the third session of the Board	2/3	Note 2	67%

Notes:

1.	At the eighth meeting of the Nomination and Remuneration Committee of the third session of the Board held on 22 May 2012, Mr. Bruce Douglas Moore attended the meeting by way of telephony;
2.	At the eighth meeting of the Nomination and Remuneration Committee of the third session of the Board held on 22 May 2012, Mr. Miao Jianmin gave written authorization for Mr. Sun Changji to act as his proxy to attend and vote at the meeting.

In 2012, the Nomination and Remuneration Committee of the fourth session of the Board did not convene any meeting. From the end of the year 2012 up to the Latest Practicable Date, the Nomination and Remuneration Committee of the fourth session of the Board convened 1 meeting. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Sun Changji	Independent Director, Chairman of the Nomination and Remuneration Committee of the fourth session of the Board	1/1		100%
Bruce Douglas Moore	Independent Director, member of the Nomination and Remuneration Committee of the fourth session of the Board	1/1		100%
Miao Jianmin	Non-executive Director, member of the Nomination and Remuneration Committee of the fourth session of the Board	0/1	Note	0

Note:	At the first meeting of the Nomination and Remuneration Committee of the fourth session of the Board held on 27 March 2013, Mr. Miao Jianmin gave written authorization for Mr. Sun Changji to act as his proxy to attend and vote at the meeting.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Corporate Governance

2.	Performance of duties by the Nomination and Remuneration Committee

In 2012, the Nomination and Remuneration Committee of the third session of the Board convened three meetings, and performed its relevant duties and functions strictly in accordance with the “Procedural Rules for Nomination and Remuneration Committee Meetings”. Based on the amendments to the Listing Rules and the CG Code of the HKSE, the Nomination and Remuneration Committee studied and made amendments to the “Procedural Rules for Nomination and Remuneration Committee Meetings” and published the “Procedures for Shareholders to Propose a Person for Election as a Director” on its website. The Nomination and Remuneration Committee carefully reviewed the structure of the Board, its number of members and composition, selected and recommended Director candidates of the fourth session of the Board, fully reviewed the professional qualifications and industrial background of the Director candidates and the members of the specialized Board committees, and the independence of the Independent Directors, carefully examined and determined the remuneration packages of all Executive Directors and senior management officers, approved the terms of service contracts between the Company and each of the Executive Directors, Non-executive Directors and Independent Directors and pushed forward the signing of service contracts between the Company and all Directors, defined the rights, obligations and remunerations of Directors, and appraised the performance of Directors in the discharge of their duties.

RISK MANAGEMENT COMMITTEE

The Company established its Risk Management Committee on 30 June 2003. The Risk Management Committee is mainly responsible for formulating the Company’s system of risk control benchmarks, assisting the management in establishing and improving the Company’s internal control system, formulating the operational risk management policy of the Company, reviewing the assessment reports in relation to the Company’s operational risk and internal control, and coordinating the handling of sudden and significant risks or crises.

The Risk Management Committee of the third session of the Board comprised Mr. Anthony Francis Neoh, an Independent Director, Ms. Zhuang Zuojin, a Non-executive Director, and Ms. Liu Yingqi, an Executive Director, with Mr. Anthony Francis Neoh acting as the Chairman of the committee. On 25 July 2012, it was determined at the first meeting of the fourth session of the Board that the Risk Management Committee of the fourth session of the Board comprises Mr. Anthony Francis Neoh, an Independent Director, Mr. Zhang Xiangxian, a Non-executive Director, and Ms. Liu Yingqi, an Executive Director, with Mr. Anthony Francis Neoh acting as the Chairman of the committee.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Corporate Governance

1.	Meetings and attendance

In 2012, 2 meetings were held by the Risk Management Committee of the third session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Anthony Francis Neoh	Independent Director, Chairman of the Risk Management Committee of the third session of the Board	2/2	Note	100%
Zhuang Zuojin	Non-executive Director, member of the Risk Management Committee of the third session of the Board	2/2		100%
Liu Yingqi	Executive Director, member of the Risk Management Committee of the third session of the Board	2/2		100%

Note:	At the tenth meeting of the Risk Management Committee of the third session of the Board held on 24 April 2012, Mr. Anthony Francis Neoh attended the meeting by way of telephony.

In 2012, 2 meetings were held by the Risk Management Committee of the fourth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Anthony Francis Neoh	Independent Director, Chairman of the Risk Management Committee of the fourth session of the Board	2/2	Note	100%
Zhang Xiangxian	Non-executive Director, member of the Risk Management Committee of the fourth session of the Board	2/2		100%
Liu Yingqi	Executive Director, member of the Risk Management Committee of the fourth session of the Board	2/2		100%

Note:	At the first meeting of the Risk Management Committee of the fourth session of the Board held on 28 August 2012, Mr. Anthony Francis Neoh attended the meeting by way of telephony.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Corporate Governance

From the end of the year 2012 up to the Latest Practicable Date, the Risk Management Committee of the fourth session of the Board convened 1 meeting. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended	Attendance rate

Anthony Francis Neoh	Independent Director, Chairman of the Risk Management Committee of the fourth session of the Board	1/1	100%
Zhang Xiangxian	Non-executive Director, member of the Risk Management Committee of the fourth session of the Board	1/1	100%
Liu Yingqi	Executive Director, member of the Risk Management Committee of the fourth session of the Board	1/1	100%

2.	Performance of duties by the Risk Management Committee

In 2012, the Risk Management Committee performed its duties and functions in strict compliance with the “Procedural Rules for Risk Management Committee Meetings”. In order to fulfill its duties, the Risk Management Committee conducted on-site visits at local branches of the Company in Jiangxi Province in October 2012, examined the risk management measures implemented by the local branches, and compiled investigation and research reports containing advice and recommendations in relation to the strengthening of risk management. In 2012, the Risk Management Committee convened four meetings, reviewed the “Proposal concerning the 2011 Comprehensive Risk Management Report of the Company” and the “Proposal concerning the Report on the Progress of Risk Preference Projects and 2012 Risk Preference Statement”, listened to the investigation and research report of the Risk Management Committee and the report on risk early-warning of the Company, and provided training courses on comprehensive risk management strategies.

STRATEGY AND INVESTMENT DECISION COMMITTEE

The Company established the Strategy Committee on 30 June 2003. In October 2010, the proposal to establish the Strategy and Investment Decision Committee on the basis of the Strategy Committee was reviewed and approved at the ninth meeting of the third session of the Board. The Strategy and Investment Decision Committee is mainly responsible for the drawing-up of long-term development strategies and significant investment or financing plans of the Company, proposing significant projects of capital operation and assets management, and conducting studies and making recommendations on other important matters affecting the development of the Company.

The Strategy and Investment Decision Committee of the third session of the Board comprised Mr. Ma Yongwei, an Independent Director, Mr. Wan Feng, an Executive Director, Mr. Shi Guoqing, a Non-executive Director, Mr. Lin Dairen, an Executive Director, and Mr. Anthony Francis Neoh, an Independent Director, with Mr. Ma Yongwei acting as the Chairman. On 25 July 2012, it was determined at the first meeting of the fourth session of the Board that the Strategy and Investment Decision Committee of the fourth session of the Board comprises Mr. Tang Jianbang, an Independent Director, Mr. Wan Feng, an Executive Director, Mr. Wang Sidong, a Non-executive Director, Mr. Lin Dairen, an Executive Director, and Mr. Anthony Francis Neoh, an Independent Director, with Mr. Tang Jianbang acting as the Chairman.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Corporate Governance

1.	Meetings and attendance

In 2012, 3 meetings were held by the Strategy and Investment Decision Committee of the third session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Ma Yongwei	Independent Director, Chairman of the Strategy and Investment Decision Committee of the third session of the Board	2/3	Note [1]	67%
Wan Feng	Executive Director, member of the Strategy and Investment Decision Committee of the third session of the Board	3/3		100%
Shi Guoqing	Non-executive Director, member of the Strategy and Investment Decision Committee of the third session of the Board	2/3	Note 2	67%
Lin Dairen	Executive Director, member of the Strategy and Investment Decision Committee of the third session of the Board	3/3		100%
Anthony Francis Neoh	Independent Director, member of the Strategy and Investment Decision Committee of the third session of the Board	3/3	Note [3]	100%

Notes:

1.	At the seventh meeting of the Strategy and Investment Decision Committee of the third session of the Board held on 5 January 2012, Mr. Ma Yongwei gave written authorization for Mr. Wan Feng to act as his proxy to attend and vote at the meeting;
2.	At the ninth meeting of the Strategy and Investment Decision Committee of the third session of the Board held on 24 April 2012, Mr. Shi Guoqing gave written authorization for Mr. Wan Feng to act as his proxy to attend and vote at the meeting;
3.	At the seventh meeting of the Strategy and Investment Decision Committee of the third session of the Board held on 5 January 2012 and the ninth meeting of the Strategy and Investment Decision Committee of the third session of the Board held on 24 April 2012, Mr. Anthony Francis Neoh attended the meetings by way of telephony.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Corporate Governance

In 2012, 2 meetings were held by the Strategy and Investment Decision Committee of the fourth session of the Board. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended	Attendance rate

Tang Jianbang	Independent Director, Chairman of the Strategy and Investment Decision Committee of the fourth session of the Board	2/2	100%
Wan Feng	Executive Director, member of the Strategy and Investment Decision Committee of the fourth session of the Board	2/2	100%
Wang Sidong	Non-executive Director, member of the Strategy and Investment Decision Committee of the fourth session of the Board	2/2	100%
Lin Dairen	Executive Director, member of the Strategy and Investment Decision Committee of the fourth session of the Board	2/2	100%
Anthony Francis Neoh	Independent Director, member of the Strategy and Investment Decision Committee of the fourth session of the Board	2/2	100%

From the end of the year 2012 up to the Latest Practicable Date, the Strategy and Investment Decision Committee of the fourth session of the Board convened 2 meetings. Attendance records of individual members are as follows:

Name of member	Position	Number of meetings attended		Attendance rate

Tang Jianbang	Independent Director, Chairman of the Strategy and Investment Decision Committee of the fourth session of the Board	2/2		100%
Wan Feng	Executive Director, member of the Strategy and Investment Decision Committee of the fourth session of the Board	2/2		100%
Wang Sidong	Non-executive Director, member of the Strategy and Investment Decision Committee of the fourth session of the Board	1/2	Note [1]	50%
Lin Dairen	Executive Director, member of the Strategy and Investment Decision Committee of the fourth session of the Board	2/2		100%
Anthony Francis Neoh	Independent Director, member of the Strategy and Investment Decision Committee of the fourth session of the Board	2/2	Note [2]	100%

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Corporate Governance

Notes:

1.	At the fourth meeting of the Strategy and Investment Decision Committee of the fourth session of the Board held on 26 March 2013, Mr. Wang Sidong gave written authorization for Mr. Tang Jianbang to act as his proxy to attend and vote at the meeting;
2.	At the third meeting of the Strategy and Investment Decision Committee of the fourth session of the Board held on 25 February 2013, Mr. Anthony Francis Neoh attended the meeting by way of telephony.

2.	Performance of duties by the Strategy and Investment Decision Committee

In 2012, the Strategy and Investment Decision Committee performed its duties and functions in strict compliance with the “Procedural Rules for Strategy and Investment Decision Committee Meetings”. In 2012, the Strategy and Investment Decision Committee held five meetings and reviewed such matters as the “Proposal in relation to the 2012 Entrusted Investment Guideline of the Company”, the “Proposal in relation to the Application for the Authorization of Real Estate Investment Plan”, the “Proposal in relation to the Outline of Twelfth Five-Year Plan of China Life Insurance Company Limited”, the “Proposal in relation to the Purchase of Properties of China Life Investment Holding Company Limited”, the “Proposal in relation to the Application for the Authorization of Investment in Equity Investment Funds for 2013”, the “Proposal in relation to the 2013 Self-used Real Estate Investment Plan and its Authorization” and the “Proposal in relation to the Approval for Conducting Stock Index Futures Trading Business”.

INDEPENDENCE OF THE COMPANY FROM ITS CONTROLLING SHAREHOLDER

Employees: The Company is independent in the aspects of employment, human resources and remuneration management.

Assets: The Company owns all assets relating to the operation of its principal business. At present, the Company does not provide any guarantee for its shareholders. The Company’s assets are independent, complete, and independent of the shareholders of the Company and other related parties.

Finance: The Company has established a separate financial department, and an independent financial accounting system and financial management system; further, the Company makes financial decisions on its own; it employs separate financial personnel, opens separate accounts with banks and does not share bank accounts with CLIC; the Company, as a separate taxpayer, pays taxes individually according to laws.

Organization: The Company has established a well-developed organizational system, under which internal bodies such as the Board and the Supervisory Committee operate separately. There is no subordinate relationship between such internal bodies and the functional departments of the Company’s controlling shareholder.

Business operations: The Company independently develops its business, including its life insurance, accident and injury insurance and health insurance businesses, reinsurance relating to the above insurance business, use of funds permitted by the government and regulatory authorities, as well as its agency business, consulting business and other services in relation to personal insurance. The Company currently possesses the “Insurance Company Legal Person Permit” (Number: 000005) issued by the CIRC. The Company is independently engaged in the businesses as prescribed in its business scope according to law, has separate sales and agency channels and is licensed to use licensed trademarks without consideration. The completeness and independence of the Company’s business operations will not be adversely affected by its relationship with related parties.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Corporate Governance

PERFORMANCE APPRAISAL AND INCENTIVES FOR SENIOR MANAGEMENT

The Company implements a term-of-service and target-related responsibility system for senior management. At the beginning of each year, performance target contracts will be entered into between the Chairman and the President, the President and the Vice Presidents, and the President’s Office and the senior management of branches of the Company. The performance target contract system is an important tool in disassembling the strategic goals of the Company in a scientific manner, which is conducive towards the breakdown of targets and transmission of responsibility, enhancing the implementation capacity of the Company and ensuring the successful completion of its annual business targets. The performance appraisal criteria listed in the individual performance target contracts of senior management are partially linked to the business targets of the Company and partially formulated with reference to the duties and functions of their respective positions.

The remuneration for senior management comprises basic salary, performance compensation, welfare benefits and medium and long term incentives.

SHAREHOLDERS’ INTERESTS

To safeguard shareholders’ interests, in addition to the right to participate in the Company’s affairs by attending shareholders’ general meetings, shareholders have the right to convene extraordinary shareholders’ general meetings under certain circumstances.

If the number of Directors is less than the number stipulated in the Company Law or two-thirds of the number specified by the Articles of Association, or the uncovered losses incurred amount to one-third of the Company’s total share capital, or if the Board or the Supervisory Committee deems necessary, or more than half of the Directors (including at least two Independent Directors) requests, or shareholders holding 10% or more shares of the Company make a requisition, the Board shall convene an extraordinary shareholders’ general meeting within two months. Where shareholders holding 10% or more shares request an extraordinary shareholders’ general meeting, such shareholders shall make a request in writing to the Board with a clear agenda. The Board shall, upon receipt of such a written request, convene a meeting as soon as possible. If the Board fails to convene a meeting within 30 days of the receipt of such a written request, shareholders making such a request may convene a meeting by themselves at the cost of the Company within four months of the receipt by the Board of such a written request.

In accordance with the Articles of Association, when the Company convenes the shareholders’ general meeting, shareholders individually or in aggregate holding 3% or more of the shares of the Company shall have the right to submit proposals to the Company. The Company should include such matters that fall into the scope of the functions and powers of the shareholders’ general meeting in the agenda of the meeting. Shareholders individually or in aggregate holding 3% or more of the shares of the Company may submit provisional proposals in writing to the convenor sixteen days prior to the shareholders’ general meeting. The provisional proposals shall fall into the scope of the functions and powers of the shareholders’ general meeting and specify explicit topics and specific resolution matters.

Shareholders may put forward enquiries to the Board through the Company Secretary or the Board Secretary, or put forward proposals at shareholders’ general meetings through their proxies. The Company has made available its contact details in its correspondence with shareholders to enable such enquiries or proposals to be properly directed.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Corporate Governance

INFORMATION DISCLOSURE AND INVESTOR RELATIONS

The Company has established a well-developed and practical information disclosure system in strict compliance with the laws and regulatory rules of its listed jurisdictions and continued to improve the quality of its information disclosure so as to ensure that domestic and overseas investors obtain true, accurate and complete information. The Company has proactively developed investor relations and strengthened its contact and communication with domestic and overseas investors through innovative work models, which enabled domestic and overseas investors to understand the business operations of the Company in a timely manner.

In 2012, the Company has continued to strengthen the construction of its information disclosure system and implement the regulatory requirements relating to information disclosure in a practical manner: in accordance with the regulatory requirements of the CSRC and the Beijing Securities Regulatory Bureau with respect to the establishment by listed companies of well-developed systems of registration and administration of persons who have knowledge of inside information, and having taken into account the implementation of its original systems, the Company amended and issued the “Measures for the Administration of Persons Who Have Knowledge of Inside Information” to further standardize its workflow for the management of inside information and broaden the scope of inside information management. The Company strictly implemented the registration and filing procedures of persons who have knowledge of inside information, thereby further improving its information disclosure system.

In 2012, the Company has continued to promote the innovation of its periodic reports. The Company fully considered the needs of its shareholders and investors on information, actively studied and improved the method of disclosure of key information, and extended the scope and depth of information disclosure so as to enable the shareholders and investors to have a deeper understanding of the development strategies and business operations of the Company, thus further enhancing the quality of information disclosure of periodic reports. The Company issued important announcements in relation to its financial results with initiative and prudence, which ensured the shareholders and investors to obtain timely and accurate information. The Company regularly organized training courses relating to information disclosure, carried out timely study and promotion of new regulatory rules of its listed jurisdictions, strengthened its internal information exchange, continuously improved its workflow for information disclosure and improved the quality of its information disclosure. The carrying out of such substantial and effective information disclosure measures has laid down a sound foundation for the continuous improvement of information disclosure of the Company in future.

In 2012, the Company has continuously improved and strengthened investor relations, which mainly includes holding the Annual General Meeting, holding results release conferences, embarking on global non-deal roadshows, meeting and holding conference calls with investors and analysts, attending investors’ meetings, updating information on its investor relations website in a timely manner, delivering investor newsletters, establishing an investor relations hotline and an exclusive electronic mailbox to ensure timely replies to any enquiries made by investors and investment analysts.

In 2012, the Company communicated with more than 2,700 investors and analysts through different channels, including the reception at the Company of 161 groups of investors and analysts consisting of 850 individuals in total, communicating with more than 1,300 investors by participating in 26 investors’ meetings held locally or overseas, and meeting and visiting more than 210 investors in roadshows. In addition, the Company kept in close contact with investors’ groups by phone and email, communicated through more than 1,500 emails with investors’ groups, and answered and replied more than 1,000 calls and emails.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Corporate Governance

In 2012, the Company was awarded the “Award for Information Disclosure of Listed Company in 2012” in the “Special Awards for Corporate Governance in 2012” by the SSE, and the “Most Popular Website of Listed Companies Among Investors (Financial Service Category)” and the “Best Commercial Platform Website” in the “Fourth Session of the Election of the Outstanding Website of Listed Companies in China” held by the Securities Times. Ms. Liu Yingqi, Vice President and Board Secretary of the Company, was awarded the “100 Best Board Secretaries of Companies Listed on the Main Board of China in 2011” and the “Best Board Secretary for Investor Relations Management” in the “Election of Most Valuable Listed Companies in China in 2011” and the “Fourth Session of the Election of the Outstanding Website of Listed Companies in China” held by the Securities Times, respectively.

CHANGES OF THE ARTICLES OF ASSOCIATION

With the approval at the 2011 Annual General Meeting held on 22 May 2012, the Company made amendments to its Articles of Association in relation to the establishment and composition of the specialized Board committees. These amendments have been approved by the CIRC. For details of such amendments, please refer to the notice of 2011 Annual General Meeting of the Company and relevant meeting documents dated 5 April 2012.

With the approval at the First Extraordinary General Meeting 2013 held on 19 February 2013, the Company made a number of amendments to its Articles of Association, including amending its business scope described in the Articles of Association, adjusting the establishment and composition of the specialized Board committees, and defining its profit distribution policy, in particular the details of its cash dividends distribution policy, in its Articles of Association in accordance with the “Notice on Issues Concerning Further Implementation of Cash Dividends Distribution of Listed Companies” issued by the CSRC and the “Notice on Issues Concerning Further Improvement of Cash Dividends Distribution of Listed Companies” issued by the Beijing Securities Regulatory Bureau. These amendments will become effective upon approval by the CIRC. For details of such amendments, please refer to the notice of the First Extraordinary General Meeting 2013 of the Company and relevant meeting documents dated 24 December 2012.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Internal Control

I	ESTABLISHMENT OF AN INTERNAL CONTROL SYSTEM

The Company has always devoted significant effort towards the promotion of internal control and the establishment of internal control related systems. In accordance with the requirements of the “Standard Regulations on Corporate Internal Control”, the “Implementation Guidelines for Corporate Internal Control”, the “Guidance on Internal Control for Companies Listed on the Shanghai Stock Exchange”, the “Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited”, and the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC, the Company has carried out a lot of work on its internal control system improvement, rules implementation and risk management by strictly following its corporate governance structure. The Company also formulated and issued the “Internal Control Implementation Manual of China Life Insurance Company Limited (2012 Edition)” to strengthen the implementation of internal control standards and internal control assessments, and actively promote the culture and philosophy of internal control, thereby continuously enhancing the internal control of the Company.

Pursuant to the requirements of the “Notice on the Proper Preparation of 2012 Annual Reports of Listed Companies” promulgated by the SSE, the Company shall release an Internal Control Self-assessment Report simultaneously with the publication of its 2012 annual report. The Company, as an overseas private issuer, was required to provide a specific assessment report on its internal control system relating to financial reporting for the year ended 31 December 2012 in its Form 20-F (U.S. Annual Report) submitted to the U.S. Securities and Exchange Commission (the “SEC”) in accordance with Section 404 of the U.S. Sarbanes-Oxley Act. In accordance with the requirements of laws and regulations relating to internal control at the Company’s listed jurisdictions, the Company has completed internal control self-assessments in relation to the requirements of Section 404 of the U.S. Sarbanes-Oxley Act and the SSE for the period ended 31 December 2012, and confirmed that its internal controls were effective. The Company had also received from its independent auditors an unqualified opinion on the effectiveness of its internal control in relation to financial reporting as at 31 December 2012. The Company’s assessment report and the report of its independent auditors will be included as an attachment to its annual report submitted to the SSE and its Form 20-F submitted to the SEC.

The Board and the Audit Committee are responsible for providing leadership for the implementation of internal control measures of the Company, and the Supervisory Committee supervises the internal control assessments made by the Board. The Company has established Internal Control and Risk Management Departments and Internal Control and Compliance Departments in its headquarters and branches. The Company also conducts tests on the management level, assesses the effectiveness of the established and implemented internal control systems in accordance with the requirements of the PRC regulations and Section 404 of the U.S. Sarbanes-Oxley Act, and reports to the Board, the Audit Committee and the management. In compliance with regulatory requirements and having considered the characteristics of its business and management requirements, the Company established and implemented a series of internal control measures and procedures with respect to currency and funds, insurance operations, foreign investments, physical assets, information technology, financial reporting and information disclosure to ensure the safety and integrity of its assets, complied with relevant PRC laws and regulations and the internal rules and regulations of the Company, while at the same time improving the quality of accounting data.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Internal Control

A relatively well-developed internal control system has been established in terms of team-building, sales and operations, and systems management for the sales channels of products such as individual insurance, group insurance, bancassurance, health insurance, rural insurance and e-commerce. This internal control system regulates the relevant administrative rights and operational workflows, and effectively adopts the measures used to guard against and manage risks relating to the operation of exclusive agents. The Company has issued clear regulations for the workflows and administrative rights relating to the verification of insurance policies, insurance claims, and the safe custody of documents. The Company has also defined business operation standards and service quality standards, developed systems of business, document and file management, and further regulated the management of business approval authority to strengthen its control over business risk and improve the quality of its services.

The Company has formulated and issued the “Accounting System of China Life Insurance Company Limited” and the “Accounting Practices of China Life Insurance Company Limited” in accordance with the relevant laws and regulations, such as the “Accounting Law of the People’s Republic of China” and the “Enterprise Accounting Standards” and after taking into account the needs of the Company for business development and its operation and management, and has made amendments to the same pursuant to the “Interpretation No. 2 of the Enterprise Accounting Standards”. The accounting units of the Company at all levels have implemented them in strict compliance with the requirements of accounting system and various basic systems to regulate any works relating to financial accounting and the preparation of financial reports. The accounting units of the Company at all levels have assigned positions in a reasonable manner, clearly defined the responsibilities and duties of such positions and their scope of authority on management, and strictly prohibited employees from serving incompatible positions concurrently, thus exercising the control over financial risks in an efficient manner.

The Company has formulated the “Provisional Measures on Accountability System for Major Errors in Periodic Report Disclosures of China Life Insurance Company Limited”, which was reviewed and approved at the twelfth ad hoc meeting of the third session of the Board held on 15 March 2011. These Provisional Measures have made provisions with regard to the basic responsibilities of periodic report disclosures, the major errors in periodic report disclosures and the responsibility attribution.

The Company established transparent and standardized investment decision-making procedures and procedural rules to ensure that insurance funds are used in a safe manner. The Company has set up an Investment Decisions Committee with its own procedural rules for meetings. Any investment plans of entrusted funds and direct investment plans of the Company are implemented only after receiving approval from the Investment Decisions Committee. This ensures that all investment decisions are in compliance with the requirements of PRC laws, regulations and administrative rules, and also take into consideration the balance between assets and liabilities of the Company.

The Company has improved the organizational structure of its research center and data center, and established a well-developed project management and operation system. The establishment of a comprehensive information technology system formed a centralized management and control mechanism with unified distribution, review and inspection. Further, the formulation of an information safety mechanism plan has promoted the construction of an information safety system. The Company has also formulated a series of effective internal control rules and measures in the course of system development and testing and day-to-day operation and management, and continues to make improvements in response to actual operational demands.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Internal Control

The Sales Supervision Department, Internal Control and Risk Management Department, Audit Department, and Supervision Department of the Company are responsible for overseeing the implementation of its internal control. The Sales Supervision Department makes use of information system tools such as risk early-warning, risk monitoring and credit evaluation to monitor and inspect sales risks; the Internal Control and Risk Management Department identifies issues with system design, control implementation, and risk management in a timely manner through the adoption of various measures such as walk-through test, control test and risk analysis. It also plugs loopholes, guards against risks and reduces loss by employing measures such as improving systems, strengthening legal compliance and pursuing responsible parties. The Audit Department and Supervision Department conduct re-assessments on risk management and internal control compliance through various auditing and monitoring activities, and the personnel violating such regulations and disciplines will be attributed proper responsibility.

1.	Progress on internal supervision and self-assessment of internal control

Specialized committees have been established under the Board. They work together with the Company’s management to review and discuss information disclosure mechanisms and procedures, as well as internal control mechanisms, to ensure that the management has fulfilled its duties in relation to mechanisms and procedures it regards as effective. The specialized committees also monitor and examine the Company’s financial control, information disclosure mechanisms and procedures, internal control and risk management systems. The Board also reviews the Company’s internal control self-assessment reports, risk assessment reports and compliance reports annually.

In accordance with the requirements laid down by the provisions of the “Standard Regulations on Corporate Internal Control” and the “Implementation Guidelines for Corporate Internal Control” jointly issued by 5 ministries including the Ministry of Finance, the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC and Section 404 of the U.S. Sarbanes-Oxley Act, the Company conducted comprehensive self-assessments of its internal controls. On one hand, the Company implemented the internal control standards through a series of steps, such as implementing various measures, providing training courses, signing undertaking letters, conducting examinations on relevant knowledge, comparing the implementation, and conducting quality check, so as to urge the employees of the Company to study, understand and implement the specific control requirements contained in the “Internal Control Implementation Manual of China Life Insurance Company Limited (2012 Edition)”. On the other hand, the internal control departments at all levels carried out comprehensive internal control evaluation, and conducted internal control assessment on the key control measures taken by companies at all levels, including headquarters, provincial and local branches, by ways of walk-through test, control test and survey.

Every year, the Audit Department and its related departments independently and jointly conduct various kinds of audits, accounting and basic accounting appraisals such as economic liability audits, financial revenue and expenditure audits and key investment project audits. This is beneficial to further safeguarding the thorough implementation of the regulations and systems of the Company, reducing operational risk exposure, strengthening internal control, optimizing resource allocation and improving the operational management of the Company.

The Company has formulated regulations with respect to the report, investigation, handling of and responsibility attribution for cases involving any breach of laws, discipline and regulations by employees, such being implemented by the Supervision Department. This ensures that cases involving any breach of laws, discipline and regulations by employees are dealt with in a timely manner, and the persons involved will be attributed proper responsibility.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Internal Control

2.	Defects in internal control and improvements

The Company has established a workflow called “evaluate-defect discovery-improve-cross-check”, which when combined with the implementation of its defect improvement, follow-up, inspection and responsibility attribution system, ensures that once a defect is identified in its internal control system, swift improvement measures, follow-up arrangements and cross-checks will be made. The Company conducted a self-assessment on internal control system, and no material defect was found in the design and implementation of its internal control during the Reporting Period.

3.	Risk management

The Company established a well-developed organizational structure of risk management and internal control, properly defining the relevant duties and functions at different levels. The Board has set up the Risk Management Committee and the Audit Committee, while the President’s Office of the Company has set up several functional departments, such as the Internal Control and Risk Management Committee, the Internal Control and Risk Management Department, the Sales Supervision Department, the Audit Department, the Legal and Compliance Department, and the Supervision Department. Provincial branches have also set up Internal Control and Risk Management Committees, Internal Control and Compliance Departments, Sales Supervision Departments, and Supervision Departments. In addition, the Company has established audit centers in Beijing, Shanghai, Shenyang, Chengdu, Xi’an and Shenzhen.

In 2012, the Company continued to implement the “Guidelines for the Implementation of Comprehensive Risk Management of Personal Insurance Companies” issued by the CIRC so as to further promote the establishment of a comprehensive risk management system for the Company. Taking into account the regulatory requirement and its actual needs, the Company formulated the “Measures for the Administration of Risk Preference” to improve the management mechanism of the Company with respect to the formation, execution, transmission, and re-examination and adjustment of risk preference. The Company also continued to strengthen its efforts in risk early-warning and risk classification management, and intensify its control over key risks, thus forming a standardized and systematic early-warning system.

For an analysis of the major risk factors of the Company, please refer to Note 4 in the Notes to the Consolidated Financial Statements of this annual report.

II	ACCOUNTABILITY SYSTEM FOR MAJOR ERRORS IN ANNUAL REPORTS AND ITS IMPLEMENTATION

The Company formulated the “Provisional Measures on Accountability System for Major Errors in Periodic Report Disclosures of China Life Insurance Company Limited”, which were adopted throughout the Company after being examined and approved by the Board in March 2011, and organized the related internal departments and personnel to study and implement it. In 2012, there were no incidents of major error in the annual report of the Company.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Honours & Awards

“Forbes”	Forbes Global 2000 for 2012, ranking No.65

“FORTUNE China”	Top 500 Chinese Enterprises 2012, ranking No.10

Hexun “The Tenth Session of Award for Chinese Finance 2012”	2012 Most Reliable Life Insurance Company

China Business Newspaper “Award for Financial Institutions with Outstanding Competitiveness in 2012 (The Fourth Session)”	2012 Domestic Insurance Company with Outstanding Competitiveness

Finet.hk and Tencent.com “Top 100 Hong Kong Listed Companies 2012”	2012 Top 100 Hong Kong Stocks and Top 10 Market Capitalization

“World Entrepreneur Forum 2012” co-sponsored by institutions including World Executive Group and World Brand Lab	2012 Most Respected Listed Company of China 2012 Top 10 Board of Directors of Listed Companies of China

Moneyweek “China’s Millions of Middle-class Families Preferred Insurance Brand List 2012”	2012 Top 10 Insurance Companies of China

Millward Brown “BrandZ Top 50 Most Valuable Chinese Brands 2013”	2013 Top 50 Most Valuable Chinese Brands, ranking No. 7

Shanghai Stock Exchange “Special Awards for Corporate Governance in 2012”	The Award for Information Disclosure of Listed Company in 2012

China Institute of Internal Audit	Leading Internal Audit Enterprise

China Women’s Development Foundation of All-China Women’s Federation	Chinese Women Charity Award-Contribution Award

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Independent Auditor’s Report

To the shareholders of China Life Insurance Company Limited

(incorporated in the People’s Republic of China with limited liability)

We have audited the consolidated financial statements of China Life Insurance Company Limited (“the Company”) and its subsidiaries (together, the “Group”) set out on pages 95 to 197, which comprise the consolidated and company statements of financial position as at 31 December 2012, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and of the Group as at 31 December 2012, and of the Group’s financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

OTHER MATTERS

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 27 March 2013

PricewaterhouseCoopers, 22/F Prince’s Building, Central, Hong Kong
T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Consolidated Statement of Financial Position

As at 31 December 2012

	Note	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

ASSETS
Property, plant and equipment	6	22,335	20,231
Investments in associates	7	28,991	24,448
Held-to-maturity securities	8.1	452,389	261,933
Loans	8.2	80,419	61,104
Term deposits	8.3	641,080	520,793
Statutory deposits-restricted	8.4	6,153	6,153
Available-for-sale securities	8.5	506,416	562,948
Securities at fair value through profit or loss	8.6	34,035	23,683
Securities purchased under agreements to resell	8.7	894	2,370
Accrued investment income	8.8	28,926	22,946
Premiums receivable	10	8,738	8,253
Reinsurance assets	11	948	878
Other assets	12	18,140	12,182
Cash and cash equivalents		69,452	55,985

Total assets		1,898,916	1,583,907

The notes on pages 104 to 197 form an integral part of these consolidated financial statements.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Consolidated Statement of Financial Position

As at 31 December 2012

		As at 31 December	As at 31 December
	Note	2012 RMB million	2011 RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	13	1,384,537	1,199,373
Investment contracts	14	66,639	69,797
Policyholder dividends payable		44,240	46,368
Bonds payable	15	67,981	29,990
Securities sold under agreements to repurchase	16	68,499	13,000
Annuity and other insurance balances payable		16,890	11,954
Premiums received in advance		2,576	3,719
Other liabilities	17	16,435	13,968
Deferred tax liabilities	26	7,834	1,454
Current income tax liabilities		22	750
Statutory insurance fund	18	162	146

Total liabilities		1,675,815	1,390,519

Equity
Share capital	32	28,265	28,265
Reserves	33	112,428	83,371
Retained earnings		80,392	79,894

Attributable to equity holders of the Company		221,085	191,530

Non-controlling interests		2,016	1,858

Total equity		223,101	193,388

Total liabilities and equity		1,898,916	1,583,907

Approved and authorized for issue by the Board of Directors on 27 March 2013

Yang Mingsheng	Wan Feng
Director	Director

The notes on pages 104 to 197 form an integral part of these consolidated financial statements.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Statement of Financial Position

As at 31 December 2012

		As at 31 December	As at 31 December
	Note	2012 RMB million	2011 RMB million

ASSETS
Property, plant and equipment	6	21,785	19,666
Investments in subsidiaries	36	3,865	3,865
Investments in associates	7	21,389	19,868
Held-to-maturity securities	8.1	451,838	261,897
Loans	8.2	80,229	60,914
Term deposits	8.3	639,780	519,493
Statutory deposits-restricted	8.4	5,653	5,653
Available-for-sale securities	8.5	504,341	560,674
Securities at fair value through profit or loss	8.6	33,987	23,443
Securities purchased under agreements to resell	8.7	844	2,170
Accrued investment income	8.8	28,837	22,854
Premiums receivable	10	8,738	8,253
Reinsurance assets	11	948	878
Other assets	12	17,913	11,912
Cash and cash equivalents		68,655	55,585

Total assets		1,888,802	1,577,125

The notes on pages 104 to 197 form an integral part of these consolidated financial statements.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Statement of Financial Position

As at 31 December 2012

		As at 31 December	As at 31 December
	Note	2012 RMB million	2011 RMB million

LIABILITIES AND EQUITY
Liabilities
Insurance contracts	13	1,384,537	1,199,373
Investment contracts	14	66,639	69,797
Policyholder dividends payable		44,240	46,368
Bonds payable	15	67,981	29,990
Securities sold under agreements to repurchase	16	68,499	13,000
Annuity and other insurance balances payable		16,890	11,954
Premiums received in advance		2,576	3,719
Other liabilities	17	15,959	13,596
Deferred tax liabilities	26	7,922	1,539
Current income tax liabilities		—	737
Statutory insurance fund	18	162	146

Total liabilities		1,675,405	1,390,219

Equity
Share capital	32	28,265	28,265
Reserves	33	112,348	83,514
Retained earnings		72,784	75,127

Total equity		213,397	186,906

Total liabilities and equity		1,888,802	1,577,125

Approved and authorized for issue by the Board of Directors on 27 March 2013

Yang Mingsheng	Wan Feng
Director	Director

The notes on pages 104 to 197 form an integral part of these consolidated financial statements.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2012

	Note	2012 RMB million	2011 RMB million

REVENUES
Gross written premiums		322,742	318,252
Less: premiums ceded to reinsurers		(384)	(232)

Net written premiums		322,358	318,020
Net change in unearned premium reserves		(232)	256

Net premiums earned		322,126	318,276

Investment income	19	73,243	60,722
Net realised gains and impairment on financial assets	20	(26,876)	(11,208)
Net fair value (losses)/gains through profit or loss	21	(313)	337
Other income		3,305	2,772

Total revenues		371,485	370,899

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	22	(107,674)	(101,349)
Accident and health claims and claim adjustment expenses	22	(7,898)	(7,789)
Increase in insurance contracts liabilities	22	(184,990)	(181,579)
Investment contract benefits	23	(2,032)	(2,031)
Policyholder dividends resulting from participation in profits		(3,435)	(6,125)
Underwriting and policy acquisition costs		(27,754)	(27,434)
Finance costs	24	(2,575)	(873)
Administrative expenses		(23,283)	(21,549)
Other operating expenses		(3,304)	(3,275)
Statutory insurance fund contribution	18	(609)	(595)

Total benefits, claims and expenses		(363,554)	(352,599)

Share of profit of associates	7	3,037	2,213

Profit before income tax	25	10,968	20,513
Income tax	26	304	(2,022)

Net profit		11,272	18,491

Attributable to:
– equity holders of the Company		11,061	18,331
– non-controlling interests		211	160

Basic and diluted earnings per share	28	RMB0.39	RMB0.65

The notes on pages 104 to 197 form an integral part of these consolidated financial statements.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2012

	Note	2012 RMB million	2011 RMB million

Other comprehensive income
Fair value gains/(losses) on available-for-sale securities		8,864	(45,576)
Amount transferred to net profit from other comprehensive income		26,876	11,054
Portion of fair value (losses)/gains on available-for-sale securities attributable to participating policyholders		(2,635)	2,521
Share of other comprehensive income of associates		167	(201)
Others		—	(1)
Income tax relating to components of other comprehensive income	26	(8,265)	7,989

Other comprehensive income for the year		25,007	(24,214)

Total comprehensive income for the year		36,279	(5,723)

Attributable to:
– equity holders of the Company		36,056	(5,874)
– non-controlling interests		223	151

The notes on pages 104 to 197 form an integral part of these consolidated financial statements

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Consolidated Statement of Changes in Equity

As at 31 December 2012

	Attributable to equity holders of the Company
	Share capital	Reserves	Retained earnings	Non-controlling interests	Total
	RMB million (Note 32)	RMB million (Note 33)	RMB million	RMB million	RMB million

As at 1 January 2011	28,265	100,512	79,933	1,765	210,475
Net profit	—	—	18,331	160	18,491
Other comprehensive income	—	(24,205)	—	(9)	(24,214)

Total comprehensive income	—	(24,205)	18,331	151	(5,723)

Transactions with owners
Appropriation to reserve (Note 33)	—	7,064	(7,064)	—	—
Dividends paid	—	—	(11,306)	—	(11,306)
Dividends to non-controlling interests	—	—	—	(58)	(58)

Total transactions with equity holders	—	7,064	(18,370)	(58)	(11,364)

As at 31 December 2011	28,265	83,371	79,894	1,858	193,388

As at 1 January 2012	28,265	83,371	79,894	1,858	193,388
Net profit	—	—	11,061	211	11,272
Other comprehensive income	—	24,995	—	12	25,007

Total comprehensive income	—	24,995	11,061	223	36,279

Transactions with owners
Appropriation to reserve (Note 33)	—	4,062	(4,062)	—	—
Dividends paid	—	—	(6,501)	—	(6,501)
Dividends to non-controlling interests	—	—	—	(65)	(65)

Total transactions with equity holders	—	4,062	(10,563)	(65)	(6,566)

As at 31 December 2012	28,265	112,428	80,392	2,016	223,101

The notes on pages 104 to 197 form an integral part of these consolidated financial statements.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Consolidated Statement of Cash Flows

For the year ended 31 December 2012

	2012 RMB million	2011 RMB million

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax:	10,968	20,513

Adjustments for:
Investment income	(73,243)	(60,722)
Net realised and unrealised gains and impairment on financial assets	27,189	10,871
Insurance contracts	185,106	181,184
Depreciation and amortisation	1,949	1,909
Amortisation of premiums and discounts	—	1
Loss on foreign exchange	49	547
Share of profit of associates	(3,037)	(2,213)
Changes in operating assets and liabilities:
Securities at fair value through profit or loss	(10,152)	(14,196)
Receivables and payables	(4,434)	(925)
Income tax paid	(3,675)	(3,456)
Interest received – Securities at fair value through profit or loss	833	404
Dividends received – Securities at fair value through profit or loss	629	36

Net cash inflow from operating activities	132,182	133,953

CASH FLOWS FROM INVESTING ACTIVITIES
Sales and maturities:
Sales of debt securities	51,281	32,676
Maturities of debt securities	5,277	24,530
Sales of equity securities	105,519	98,639
Property, plant and equipment	218	258
Purchases:
Debt securities	(228,296)	(116,000)
Equity securities	(70,557)	(132,294)
Property, plant and equipment	(5,293)	(5,108)
Additional capital contribution to associates	(1,339)	(1,600)
Increase in term deposits, net	(120,287)	(79,208)
Increase/(decrease) in securities purchased under agreements to resell, net	1,476	(2,370)
Interest received	61,410	49,976
Dividends received	4,768	4,874
Increase in policy loan, net	(7,572)	(8,344)
Other	(409)	380

Net cash outflow from investing activities	(203,804)	(133,591)

The notes on pages 104 to 197 form an integral part of these consolidated financial statements.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Consolidated Statement of Cash Flows

For the year ended 31 December 2012

	2012 RMB million	2011 RMB million

CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	55,499	(10,065)
Interest paid	(1,832)	(570)
Dividends paid to the Company’s equity holders	(6,501)	(11,306)
Dividends paid to non-controlling interests	(65)	(58)
Proceeds from issuance of subordinated debt	37,988	29,990

Net cash inflow from financing activities	85,089	7,991

Foreign currency losses on cash and cash equivalents	—	(222)

Net increase in cash and cash equivalents	13,467	8,131

Cash and cash equivalents
Beginning of year	55,985	47,854

End of year	69,452	55,985

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	69,448	52,001
Short-term bank deposits	4	3,984

The notes on pages 104 to 197 form an integral part of these consolidated financial statements.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or “PRC”) on 30 June 2003 as a joint stock company with limited liability as part of a group restructuring of China Life Insurance (Group) Company (“CLIC”, formerly China Life Insurance Company) and its subsidiaries (the “Restructuring”). The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuities, accident and health insurance products in China.

The Company is a joint stock company incorporated in PRC with limited liability. The address of its registered office is: 16 Financial Street, Xicheng District, Beijing, PRC. The Company is listed on the New York Stock Exchange, the Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange.

These consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. These consolidated financial statements have been approved for issue by the Board of Directors on 27 March 2013.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The Group adopted International Financial Reporting Standards (“IFRS”) in 2009. The Group prepared these consolidated financial statements in accordance with IFRS, its amendments and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and the requirements of the Hong Kong Company’s Ordinance. The Group prepared the consolidated financial statements under the historical cost convention, as modified by financial assets and financial liabilities at fair value through profit or loss, available-for-sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

2.1.1	Standards, amendments and interpretations effective in 2012

The following revised amendment is mandatory for the first time for the financial year beginning on 1 January 2012.

Amendment	Content	Effective for annual period beginning on or after

IAS 12 Amendment	Deferred Tax: Recovery of Underlying Assets	1 January 2012
IFRS 7 Amendment	Disclosures: Transfers of Financial Assets	1 July 2011

The adoption of IAS 12 Amendment has no impact on the operating results, financial position or comprehensive income of the Group.

The adoption of IFRS 7 Amendment has no material impact on the Group’s annual financial information.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	Standards, amendments and interpretations that are not yet effective and have not been early adopted by the Group in 2012

The standards, amendments and interpretations noted below are relevant to the Group but are not yet effective and have not been early adopted by the Group in 2012.

Standard/Amendment	Content	Effective for annual period beginning on or after

IAS 1 Amendment	Presentation of Financial Statements: Other Comprehensive Income	1 July 2012
IAS 19 Amendment	Employee Benefits	1 January 2013
IAS 32 Amendment	Financial Instruments: Presentation	1 January 2014
IFRS 7 Amendment	Disclosure: Offsetting Financial Assets and Financial Liabilities	1 January 2013
IFRS 9, IFRS 9 Amendments and IFRS 7 Amendment	Financial Instruments and Financial Instruments: Disclosures	1 January 2015
IFRS 10	Consolidated Financial Statements	1 January 2013
IFRS 11	Joint Arrangements	1 January 2013
IFRS 12	Disclosure of Interests in Other Entities	1 January 2013
IAS 27 Revised	Separate Financial Statements	1 January 2013
IAS 28 Revised	Investments in Associates and Joint Ventures	1 January 2013
IFRS10, IFRS11, IFRS12 Amendments	Transition Guidance	1 January 2013
IFRS 13	Fair Value Measurement	1 January 2013

IAS 1 Amendment requires to separate items presented in other comprehensive income into two groups based on whether or not they may be recycled to profit or loss in the future.

IAS 19 Amendment makes changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. The most significant change is that actuarial gains and losses will be recognised in other comprehensive income rather than operating expenses.

IAS 32 Amendment provides additional application guidance to clarify some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position.

IFRS 7 Disclosure: Offsetting Financial Assets and Financial Liabilities is also amended to require disclosures to include information that will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognised financial assets and recognised financial liabilities, on the entity’s financial position.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.1	Basis of preparation (continued)

2.1.2	Standards, amendments and interpretations that are not yet effective and have not been early adopted by the Group in 2012 (continued)

IFRS 9 and IFRS 9 Amendments replaced those parts of IAS 39 relating to the classification, measurement and de-recognition of financial assets and liabilities with key changes mainly related to the classification and measurement of financial assets and certain types of financial liabilities. Together with the amendments to IFRS 9, IFRS 7- Financial Instruments: Disclosures is also amended to require additional disclosures on transition from IAS 39 to IFRS 9.

The five standards (IFRS 10, IFRS 11, IFRS 12, IAS 27 Revised and IAS 28 Revised) establish new guidance for consolidation and joint arrangements and principally address:

•	A revised definition of control for the purposes of determining which arrangements should be consolidated;

•	A reduction in the types of joint arrangements to two: joint operations and joint ventures, and classification based on rights and obligations rather than legal structure;

•	Elimination of the policy choice of proportionate consolidation for joint ventures; and

•	New requirements to disclose significant judgements and assumptions in determining whether an entity controls, jointly controls or significantly influences its interests in other entities.

IFRS10, IFRS11, IFRS12 Amendments provide additional transition relief to IFRS 10, IFRS 11 and IFRS 12, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. For disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied.

IFRS 13 defines and sets out in a single IFRS a framework for measuring fair value, and requires disclosures about fair value measurement.

The Group is considering the impact of these new standards and amendments on the consolidated and separate financial statements of the Group and the Company respectively.

In addition, “Annual Improvements 2011” was issued in May 2012. These annual improvements process was established to make non-urgent but necessary amendments to IFRSs. The amendments in “Annual Improvements 2011” are effective for annual periods beginning on or after 1 January 2013. No amendment was early adopted by the Group and no material changes to accounting policies are expected as a result of these improvements.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation

Subsidiaries

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December. Subsidiaries are those entities in which the Company controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the Board of Directors; or to cast majority votes at the meetings of the Board of Directors.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

The investments in subsidiaries are accounted for in the company only statement of financial position at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

The excess of the aggregate of the consideration transferred, the fair value of any non-controlling interest in the acquiree, and the fair value of any previous equity interest in the acquiree at the acquisition date over the fair value of the net identifiable assets acquired and liabilities assumed is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the statement of comprehensive income. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. If there is any indication that goodwill is impaired, recoverable amount is estimated and the difference between carrying amount and recoverable amount is recognised as an impairment charge. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of impairment of the assets transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continued)

Transactions with non-controlling interests

The Group treats transactions with non-controlling interests that does not result in loss of controls as transactions with equity holders of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control or significant influence, any retained interest in the entity is re-measured to its fair value, with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss as appropriate.

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The Group’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group’s share of its associates’ post-acquisition profit or loss is recognized in net profit, and its share of post-acquisition movements in other comprehensive income is recognized in consolidated statement of comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses unless it has obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Associates’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of acquired associate at the date of acquisition. Goodwill on acquisitions of associates is included in investments in associates and is tested annually for impairment as part of the overall balance. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity take into consideration the carrying amount of goodwill relating to the entity sold.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.2	Consolidation (continued)

Associates (continued)

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, an impairment loss is recognised for the amount by which the investment’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of the investment’s fair value less costs to dispose and value in use. The impairment of investment in the associate is reviewed for possible reversal at each reporting date.

The investment in associates is stated at cost less impairment in the company only statement of financial position. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

2.3	Segment reporting

The Group’s operating segments are presented in a manner consistent with the internal management reporting provided to the president office for deciding how to allocate resources and for assessing performance.

Operating segment refers to the segment within the Group that satisfies the following conditions: i) the segment generates income and incurs costs from daily operating activities; ii) management evaluate the operating results of the segment to make resource allocation decision and to evaluate the business performance; and iii) the Group can obtain relevant financial information of the segment, including financial condition, operating results, cash flows and other financial performance indicators.

2.4	Foreign currency translation

Except for China Life Franklin Asset Management Company Limited (Note 36), the functional currency of the Group is RMB. The presentation currency of Consolidated Statement of the Group is RMB. Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange ruling at the end of the reporting period. Exchange differences arising in these cases are recognized in net profit.

2.5	Property, plant and equipment

Property, plant and equipment are stated at historical costs less accumulated depreciation and any accumulated impairment losses, except for those acquired prior to 30 June 2003, which are stated at deemed cost less accumulated depreciation and any accumulated impairment losses.

The historical costs of property, plant and equipment comprise its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. The cost of a major renovation is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group.

Assets under construction represent buildings and fixtures under construction and are stated at costs. Costs include construction and acquisition costs. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.5	Property, plant and equipment (continued)

Depreciation

Depreciation is computed on a straight-line basis to write down the cost of each asset to its residual value over its estimated useful life as follows:

Estimated useful life

Buildings	15 to 35 years
Office equipment, furniture and fixtures	5 to 10 years
Motor vehicles	4 to 8 years
Leasehold improvements	Over the lesser of the remaining term of the lease or the useful life

The useful life and depreciation method is reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Impairment and gains or losses on sales

Property, plant and equipment are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in net profit for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use.

The gain or loss on disposal of a property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in net profit.

2.6	Financial assets

2.6.a	Classification

The Group classifies its financial assets into the following categories: held-to-maturity securities, securities at fair value through profit or loss, available-for-sale securities and loans and receivables. Management determines the classification of its financial assets at initial recognition which depends on the purpose for which the assets are acquired. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short term or held as available-for-sale. Loans and receivables mainly comprise term deposits, loans, securities purchased under agreements to resell, accrued investment income and receivables arising from the insurance contracts as presented separately in the statement of financial position. The Group’s investments in securities are mainly in the below three categories:

(i)	Held-to-maturity securities

Held-to-maturity securities are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity and do not meet the definition of loans and receivables nor designated as available-for-sale securities or securities at fair value through profit or loss.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Financial assets (continued)

2.6.a	Classification (continued)

(ii)	Securities at fair value through profit or loss

This category has two sub-categories: securities held for trading and those designated at fair value through profit or loss at inception. Securities are classified as held for trading at inception if acquired principally for the purpose of selling in the short term or if they form part of a portfolio of financial assets in which there is evidence of short term profit-taking. The Group may classify other financial assets as at fair value through profit or loss if they meet certain criteria and designated as such at inception.

(iii)	Available-for-sale securities

Available-for-sale securities are non-derivative financial assets that are either designated in this category or not classified in any of the other categories.

2.6.b	Recognition and measurement

Purchase and sale of investments are recognized on trade date, when the Group commits to purchase or sell assets. Investments are initially recognized at fair value plus, in the case of all financial assets not carried at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Investments are derecognized when the rights to receive cash flows from the investments have expired or when they have been transferred and the Group has also transferred substantially all risks and rewards of ownership.

Available-for-sale securities and securities at fair value through profit or loss are carried at fair value. Held-to-maturity securities are carried at amortised cost using the effective interest method. Investment gains and losses on sales of securities are determined principally by specific identification. Realised and unrealised gains or losses arising from changes in the fair value of the securities at fair value through profit or loss category, and the change of fair value of available-for-sale debt securities due to foreign exchange impact on the amortized cost are included in net profit in the period in which they arise. The remaining unrealised gains or losses arising from changes in the fair value of available-for-sale debt securities and unrealised gains or losses arising from changes in the fair value of available-for-sale equity securities are recognized in other comprehensive income. When securities classified as available-for-sale securities are sold or impaired, the accumulated fair value adjustments are included in net profit as realised gains or losses and impairment on financial assets.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models.

Term deposits primarily represent traditional bank deposits which have fixed maturity date and are stated at amortised cost.

Loans are carried at amortised cost, net of allowance for impairment.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.6	Financial assets (continued)

2.6.b	Recognition and measurement (continued)

The Group purchases securities under agreements to resell substantially identical securities. These agreements are classified as secured loans and are recorded at amortised cost, i.e. their cost plus accrued interest at the end of the reporting period, which approximates fair value. The amounts advanced under these agreements are reflected as assets in the consolidated statement of financial position. The Group does not take physical possession of securities purchased under agreements to resell. Sale or transfer of the securities is not permitted by the respective clearing house on which they are registered while the loan is outstanding. In the event of default by the counterparty to repay the loan, the Group has the right to the underlying securities held by the clearing house.

2.6.c	Impairment of financial assets other than securities at fair value through profit or loss

Financial assets other than those accounted for as at fair value through profit or loss are adjusted for impairment, where there are declines in value that are considered to be an impairment. In evaluating whether a decline in value is an impairment for these financial assets, the Group considers several factors including, but not limited to:

•	Significant financial difficulty of the issuer or debtor;

•	A breach of contract, such as a default or delinquency in payments;

•	It becomes probable that the issuer or debtor will enter into bankruptcy or other financial reorganisation;

•	The disappearance of an active market for that financial asset because of financial difficulties;

In evaluating whether a decline in value is impairment for equity securities, the Group also considers the extent or the duration of the decline. The quantitative factors include the followings:

•	The market price of the equity securities was more than 50% below its cost at the balance sheet date;

•	The market price of the equity securities was more than 20% below its cost for a period of at least six months at the balance sheet date; and

•	The market price of the equity securities was below its cost for a period of more than one year.

When the decline in value is considered impairment, held-to-maturity debt securities are written down to their present value of estimated future cash flows discounted at the securities effective interest rates; available-for-sale debt securities and equity securities are written down to their fair value, and the change is recorded in net realised gains/(losses) and impairment on financial assets in the period the impairment is recognized. The impairment loss is reversed through net profit if in a subsequent period the fair value of a debt security increases and the increase can be objectively related to an event occurring after the impairment loss was recognized through net profit. The impairment losses recognised in net profit on equity instruments are not reversed through net profit.

2.7	Cash and cash equivalents

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less, whose carrying value approximates fair value.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts

2.8.1	Classification

The Group issues contracts that transfer insurance risk or financial risk or both. The contracts issued by the Group are classified as insurance contracts and investment contacts. Insurance contracts are those contracts that transfer significant insurance risk. They may also transfer financial risk. Investment contracts are those contracts that transfer financial risk without significant insurance risk. A number of insurance and investment contracts contain a discretionary participating feature (“DPF”). This feature entitles the policyholders to receive additional benefits or bonuses that are, at least in part, at discretion of the Group.

2.8.2	Insurance contracts

2.8.2.a	Recognition and measurement

(i)	Short-term insurance contracts

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. Reserves for short duration insurance products consist of unearned premium reserve and expected claims and claim adjustment expenses reserve. Actual claims and claim adjustment expenses are charged to net profit as incurred.

The unearned premium reserve represents the portion of the premiums written net of certain acquisition costs relating to the unexpired terms of coverage.

Reserves for claims and claim adjustment expenses consist of the reserves for reported and unreported claims and reserves for claim expenses with respect to insured events. In developing these reserves, the Group considered the nature and distribution of the risks, claims cost development, and experiences in deriving the best estimated amount and the applicable margins. The methods used for reported claims include average cost per claim method, chain ladder method, etc. The Group calculated the reserves for claim expenses based on the best estimates of the future payments for claim expenses.

(ii)	Long-term insurance contracts

Long-term insurance contracts include whole life and term life insurance, endowment insurance and annuities policies with significant life contingency risk. Premiums are recognized as revenue when due from policyholders.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts (continued)

2.8.2	Insurance contracts (continued)

2.8.2.a	Recognition and measurement (continued)

(ii)	Long-term insurance contracts (continued)

The Company uses the discounted cash flow method to estimate the liabilities for long-term insurance contracts. The reserve of long-term insurance contracts consists of a reasonable estimate of liability, a risk margin and a residual margin. The long-term insurance contracts liabilities are calculated using various assumptions, including assumptions on mortality rates, morbidity rates, lapse rates, discount rates, and expenses assumption, and based on the following principles:

(a)	The reasonable estimate of liability for long-term insurance contracts is the present value of reasonable estimates of future cash outflows less future cash inflows. The expected future cash inflows include cash inflows of future premiums arising from the undertaking of insurance obligations, with consideration of decrement mostly from death and surrenders. The expected future cash outflows are cash outflows incurred to fulfil contractual obligations, consisting of the following:

•	The guaranteed benefits based on contractual terms, including payments for deaths, disabilities, diseases, survivals, maturities and surrenders;

•	Additional non-guaranteed benefits, such as policyholder dividends;

•

Reasonable expenses incurred to manage insurance contracts or to process claims, including maintenance expenses and claim settlement expenses. Future administration expenses are included in the maintenance expenses. Expenses are determined based on expense analysis with consideration of future inflation and the Company’s expense management control.

On each reporting date, the Company reviews the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, and taking into account the Company’s historical experience and expectation of future events. Changes in assumptions are recognized in net profit. Assumptions for residual margin are locked in at policy issuance and are not adjusted at each reporting date.

(b)	Margin has been taken into consideration while computing the reserve of insurance contracts, measured separately and recognized in net profit in each period over the life of the contracts. At the inception of the contracts, the Group does not recognize Day 1 gain, whereas on the other hand, Day 1 loss is recognized in net profit immediately.

Margin comprises of risk margin and residual margin. Risk margin is the reserve accrued to compensate for the uncertain amount and timing of future cash flows. At the inception of the contract, the residual margin is calculated net of certain acquisition costs, mainly consist of underwriting and policy acquisition costs, by the Group representing Day 1 gain and will be amortized over the life of the contracts. For insurance contracts of which future returns are affected by investment yields of corresponding investment portfolios, their related residual margins are amortized based on estimated future participating dividends payable to policyholders. For insurance contracts of which future returns are not affected by investment yields of corresponding investment portfolios, their related residual margins are amortized based on sum assured of outstanding policies. The subsequent measurement of residual margin is independent from best estimate of future discounted cash flows and risk margin. The assumption changes have no effect on the subsequent measurement of residual margin.

(c)	The Group has considered the impact of time value on the reserve calculation for insurance contracts.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts (continued)

2.8.2	Insurance contracts (continued)

2.8.2.a	Recognition and measurement (continued)

(iii)	Universal life contracts and unit-linked contracts

Universal life contracts and unit-linked contracts are unbundled into the following components:

•	Insurance components

•	Non-insurance components

The insurance components are accounted for as insurance contracts; and the non-insurance components are accounted for as investment contracts (Note 2.8.3), which are stated in the investment contracts liabilities.

2.8.2.b	Liability adequacy test

The Group assesses the adequacy of insurance contract reserves using the current estimate of future cash flows with available information at the end of each reporting period. If that assessment shows that the carrying amount of its insurance liabilities (less related intangible assets, if applicable) is inadequate in the light of the estimated future cash flows, the insurance contract reserves will be adjusted accordingly, and any changes of the insurance contract liabilities will be recognized in net profit.

2.8.2.c	Reinsurance contracts held

Contracts with reinsurers under which the Group is compensated for losses on one or more contracts issued by the Group and that meet the classification requirements for insurance contracts are classified as reinsurance contracts held. Contracts with reinsurers that do not meet these classification requirements are classified as financial assets. Insurance contracts entered into by the Group under which the contract holder is another insurer (inwards reinsurance) are included with insurance contracts.

The benefits to which the Group is entitled under its reinsurance contracts held are recognized as reinsurance assets. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured insurance contracts and in accordance with the terms of each reinsurance contract. Reinsurance liabilities are primarily premiums payable for reinsurance contracts and are recognized as an expense when due.

The Group assesses its reinsurance assets for impairment as at the end of reporting period. If there is objective evidence that the reinsurance asset is impaired, the Group reduces the carrying amount of the reinsurance asset to its recoverable amount and recognizes that impairment loss in net profit.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.8	Insurance contracts and investment contracts (continued)

2.8.3	Investment contracts

Revenue from investment contracts with or without DPF is recognized as policy fee income, which consists of various fee income (policy fees, handling fees and management fees, etc.) during the period. Policy fee income net of certain acquisition cost are deferred as unearned revenue and amortized over the expected life of the contracts.

Except for unit-linked contracts, of which the liabilities are carried at fair value, the liabilities of investment contracts are carried at amortised cost.

2.8.4	DPF in long-term insurance contracts and investment contracts

DPF is contained in certain long-term insurance contracts and investment contracts. These contracts are collectively called participating contracts. The Group is obligated to pay to the policyholders of participating contracts as a group higher of 70% of accumulated surplus available and the rate specified in the contracts. The accumulated surplus available mainly arises from net investment income and gains and losses arising from the assets supporting these contracts. To the extent unrealised gains or losses from available-for-sale securities are attributable to policyholders, shadow adjustments are recognized in other comprehensive income. The surplus owed to policyholders is recognized as policyholder dividend payable whether it is declared or not. The amount and timing of distribution to individual policyholders of participating contracts are subject to future declarations by the Group.

2.9	Securities sold under agreements to repurchase

The Group retains substantially all the risk and rewards of ownership of securities sold under agreements to repurchase which generally mature within 180 days from the transaction date. Therefore securities sold under agreements to repurchase are classified as secured borrowings. The Group may be required to provide additional collateral based on the fair value of the underlying securities. Securities sold under agreements to repurchase are recorded at amortised cost, i.e. their cost plus accrued interest at the end of the reporting period. It is the Group’s policy to maintain effective control over securities sold under agreements to repurchase which includes maintaining physical possession of the securities. Accordingly, such securities continue to be carried on the consolidated statement of financial position.

2.10	Bonds payable

Bonds payable primarily include subordinated debts. Subordinated debts are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium at acquisition and transaction costs.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.11	Derivative instruments

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss of derivative financial instruments is recognized in net profit. Fair values are obtained from quoted market prices in active market, taking into consideration of recent market transactions or valuation techniques, including discounted cash flow models and options pricing models, as appropriate. The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only observable markets data. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Embedded derivatives that are not closely related to their host contracts and meet the definition of a derivative are separated and fair valued through profit or loss. The Group does not separately measure embedded derivatives that meet the definition of an insurance contract or embedded derivatives that are closely relate to host insurance contracts including embedded options to surrender insurance contracts for a fixed amount (or an amount based on a fixed amount and an interest rate).

2.12	Employee benefits

Pension benefits

Full-time employees of the Group are covered by various government-sponsored pension plans under which the employees are entitled to a monthly pension based on certain formulae. These government agencies are responsible for the pension liability to these employees upon retirement. The Group contributes on a monthly basis to these pension plans. In addition to the government-sponsored pension plans, the Group established an employee annuity fund pursuant to the relevant laws and regulations in the PRC, whereby the Group are required to contribute to the schemes at fixed rates of the employees’ salary costs. Contributions to these plans are expensed as incurred. Under these plans, the Group has no legal or constructive obligation for retirement benefit beyond the contributions made.

Housing benefits

All full-time employees of the Group are entitled to participate in various government-sponsored housing funds. The Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Group’s liability in respect of these funds is limited to the contributions payable in each year.

Stock appreciation rights

Compensation under the stock appreciation rights is measured based on the fair value of the liabilities incurred and is expensed over the vesting period. Valuation techniques including option pricing models are used to estimate fair value of relevant liabilities. The liability is re-measured at the end of each reporting period to its fair value until settlement. Fair value changes in the vesting period is included in administrative expenses and changes after vesting period is included in net fair value gains/(losses) through profit or loss in net profit. The related liability is included in other liabilities.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.13	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

2.14	Revenue recognition

Turnover of the Group represents the total revenues which include the following:

Premiums

Premiums from long-term insurance contracts are recognized as revenue when due from the policyholders.

Premiums from the sale of short duration accident and health insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage.

Policy fee income

Revenue from investment contracts is recognized as policy fee income, which consists of various fee income

(policy fees, handling fees and management fees, etc.) over period service is provided. Policy fee income net of certain acquisition costs is deferred as unearned revenue and amortized over the expected life of the contracts. Policy fee income is recognised in revenue as part of other income.

Investment income

Investment income is comprised of interest income from term deposits, cash and cash equivalents, debt securities, securities purchased under agreements to resell, loans, and dividend income from equity securities. Interest income is recorded on an accrual basis using the effective interest rate method. Dividend income is recognized when the right to receive dividend payment is established.

2.15	Finance costs

Interest expenses for bonds payable and securities sold under agreements to repurchase are recognized within finance costs in net profit using effective interest rate method.

2.16	Current and deferred income taxation

Tax expense for the period comprises current and deferred tax. Tax is recognized in net profit, except to the extent that it relates to items recognized directly in other comprehensive income where the tax is recognized in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken with respect to situations in which applicable tax regulation is subject to interpretation.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Substantively enacted tax rates are used in the determination of deferred income tax.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2.16	Current and deferred income taxation (continued)

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be recognized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2.17	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments under operating leases are charged to net profit on a straight-line basis over the lease periods.

2.18	Provisions and Contingencies

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized in the statement of financial position but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable and can be reliably measured, it will then be recognized as a provision.

2.19	Dividend distribution

Dividend distribution to the Company’s equity holders is recognized as a liability in the Group’s financial statements in the year in which the dividends are approved by the Company’s equity holders.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated and based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group exercises significant judgement in making appropriate assumptions.

Areas susceptible to changes in critical estimates and judgements, which affect the carrying value of assets and liabilities, are set out below. It is possible that actual results may be different from the estimates and judgements referred to below.

3.1	Estimate of future benefit payments and premiums arising from long-term insurance contracts

The determination of the liabilities under long-term insurance contracts is based on estimates of future benefit payments, premiums and relevant expenses made by the Group, and the margins. Assumptions about mortality rates, morbidity rates, lapse rates, discount rates, and expenses assumption are made based on the most recent historical analysis and current and future economic conditions. The liability uncertainty arising from uncertain future benefit payments, premiums and relevant expenses, is reflected in the risk margin.

The residual margin relating to the long-term insurance contracts is amortized over the expected life of the contracts, based on the assumptions (mortality rates, morbidity rates, lapse rates, discount rates, and expenses assumption) that are determined at inception of the contracts and remain unchanged for the duration of the contracts.

The judgements exercised in the valuation of insurance contract liabilities (including contracts with DPF) affect the amounts recognised in the consolidated financial statements as insurance contract benefits and insurance contract liabilities.

The impact of the various assumptions and their changes is described in Note 13.

3.2	Investments

The Group’s principal investments are debt securities, equity securities, term deposits and loans. The critical estimates and judgments are those associated with the recognition of impairment and the determination of fair value.

The Group considers a wide range of factors in the impairment assessment as described in Note 2.6.c.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

3.2	Investments (continued)

Fair value is defined as the amount at which the financial assets and liabilities could be exchanged in a current transaction between knowledgeable willing parties in an arm’s length transaction, rather than in a forced or liquidation sale. The methods and assumptions used by the Group in estimating the fair value of investments are as follows:

•

Debt securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions, values obtained from current bid prices of comparable investments or valuation techniques when the market is not active.

•

Equity securities: fair values are generally based upon current bid prices. Where current bid prices are not readily available, fair values are estimated using either prices observed in recent transactions or commonly used market pricing model. Equity securities, for which fair values cannot be measured reliably, are recognized at cost less impairment.

•	Term deposits and loans: the carrying amounts of these assets in the statement of financial position approximate fair value.

The valuation methodology of various investments is described in Note 4.3.

3.3	Income tax

The Group is subject to income tax in numerous jurisdictions. During the normal course of business, certain transaction and activity for which the ultimate tax determination is uncertain. The Group needs to exercise significant judgment when determining the income tax. If the final settlement result of the tax matters are different from the amount booked, these differences will impact the final income tax expense and deferred tax for the period.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

4	RISK MANAGEMENT

Risk management is carried out by the Risk Management Committee under policies approved by the Board of Directors.

The Group issues contracts that transfer insurance risk or financial risk or both. This section summarises these risks and the way the Group manages them.

4.1	Insurance risk

4.1.1	Types of insurance risks

The risk under any one insurance contract is the possibility that an insured event occurs and there is uncertainty about the amount of the resulting claim. By the very nature of an insurance contract, this risk is random and therefore unpredictable. For a portfolio of insurance contracts where the theory of probability is applied to pricing and provisioning, the principal risk that the Group faces under its insurance contracts is that the actual claims and benefit payments exceed the carrying amount of the insurance liabilities. This occurs when the frequency or severity of claims and benefits exceeds the estimates. Insurance events are random and the actual number of claims and the amount of benefits paid will vary each year from estimates established using statistical techniques.

Experience shows that the larger the portfolio of similar insurance contracts, the smaller the relative variability about the expected outcome will be. In addition, a more diversified portfolio is less likely to be affected across the board by a change in any subset of the portfolio. The Group has developed its insurance underwriting strategy to diversify the type of insurance risks accepted and within each of these categories to achieve a sufficiently large population to reduce the variability of the expected outcome. The Group manages insurance risk through underwriting strategy, reinsurance arrangements and claims handling.

The Group manages insurance risks through two types of reinsurance agreements, ceding on a quota share basis or a surplus basis, to cover insurance liability risk. The products reinsured include: life insurance, accident and health insurance or death, disability, accident, illness and assistance in terms of product category or function, respectively. These reinsurances agreements spread insured risk to a certain extent and reduce the effect of potential losses to the Group. However, the Group’s direct insurance liabilities to the policyholder are not eliminated because of credit risk associated with the failure of reinsurance companies to fulfil their responsibilities.

4.1.2	Concentration of insurance risks

The Group offers life insurance, annuity, accident and health insurance products. All operations of the Group are located in the PRC. There are no significant differences among the regions where the Group underwrites insurance contracts.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

The table below presents the Group’s major products of long-term insurance contracts:

Product name	2012		2011
	RMB million	%	RMB million	%

Premiums of long-term insurance contracts
Hong Ying Participating Endowment (a)	49,397	16.13%	56,000	18.52%
Hong Tai Participating Endowment (b)	34,020	11.11%	58,432	19.32%
Kang Ning Whole Life (c)	26,640	8.70%	27,696	9.16%
Mei Man Yi Sheng Participating
Endowment (d)	20,972	6.85%	23,932	7.91%
Hong Feng Participating Endowment (e)	3,129	1.02%	6,096	2.02%
Others (f)	172,152	56.19%	130,294	43.07%

Total	306,310	100.00%	302,450	100.00%

Insurance benefits expenses of long-term insurance contracts
Hong Ying Participating Endowment (a)	317	0.47%	168	0.26%
Hong Tai Participating Endowment (b)	124	0.19%	35	0.05%
Kang Ning Whole Life (c)	3,165	4.73%	2,987	4.61%
Mei Man Yi Sheng Participating
Endowment (d)	2,778	4.15%	2,875	4.43%
Hong Feng Participating Endowment (e)	42,182	63.00%	40,856	63.02%
Others (f)	18,391	27.46%	17,914	27.63%

Total	66,957	100.00%	64,835	100.00%

	As at 31 December 2012		As at 31 December 2011
	RMB million	%	RMB million	%

Liabilities of long-term insurance contracts
Hong Ying Participating Endowment (a)	158,752	11.54%	113,038	9.5%
Hong Tai Participating Endowment (b)	86,195	6.27%	54,300	4.56%
Kang Ning Whole Life (c)	149,034	10.83%	127,258	10.69%
Mei Man Yi Sheng Participating
Endowment (d)	98,651	7.17%	80,768	6.78%
Hong Feng Participating Endowment (e)	174,634	12.70%	218,519	18.36%
Others (f)	708,238	51.49%	596,603	50.11%

Total	1,375,504	100.00%	1,190,486	100.00%

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.2	Concentration of insurance risks (continued)

(a)	Hong Ying is long-term individual participating endowment insurance contract with options for single premium or regular premium of 3 years, 5 years or 10 years, designed for healthy policyholders of age between 30-day-old and 70-year-old. Maturity benefit for single premium is paid at 100% of basic sum insured. Maturity benefit for regular premium is paid at basic sum insured multiplied by number of year of premium payments. Disease Death benefit incurred within first year is paid at premium received (without interest). Disease death benefit incurred after one year is paid at basic sum insured or basic sum insured multiplied by number of year of premium payments for single premium and regular premium, respectively. For accident death occurs on train, ship or flight, accident death benefit is paid at 300% of basic sum insured or 300% of basic sum insured multiplied by number of year of premium payments for single premium and regular premium, respectively. For accident death not on train, ship and flight, accident death benefit is paid at 200% of basic sum insured or 200% of basic sum insured multiplied by number of year of premium payments for single premium and regular premium, respectively.

(b)	Hong Tai is long-term individual participating endowment insurance contract with options for single premium or regular premium of 10 years, designed for healthy policyholders of age between 30-day- old and 75-year-old. Insured period can be 5 years, 6 years or 10 years. Maturity benefit for single premium is paid at 100% of basic sum insured. Maturity benefit for regular premium is paid at basic sum insured multiplied by number of year of premium payments. Disease Death benefit incurred within first year is paid at premium received (without interest). All other death benefits incurred are paid at basic sum insured or basic sum insured multiplied by number of year of premium payments for single premium and regular premium, respectively.

(c)	Kang Ning Whole Life is long-term individual whole life insurance contract with options for single premium or regular premium of 10 years or 20 years. Its maximum critical illness benefit is paid at 200% of basic sum insured. Both death and disability benefit are paid at 300% of basic sum insured less any paid critical illness benefit.

(d)	Mei Man Yi Sheng is long-term individual participating endowment insurance contract with options for regular premium of 3 years, 5 years, 8 years or 12 years, designed for healthy policyholders of age between 30-day-old and 60-year-old. The insured can be benefited up to age of 75. Annuity is paid at 1% of basic sum insured multiplied by number of year of premium payments. Maturity benefit is paid at basic sum insured multiplied by number of year of premium payments. Disease Death benefit incurred within first 2 years is paid at premium received (without interest). Accident death or disease death after first 2 years is paid at 110% of basic sum insured multiplied by number of year of premium payments.

(e)	Hong Feng is long-term individual participating endowment insurance contract with single premium. Insured period can be 5 years or 10 years. The policy holder can be benefited up to age of 65. Maturity benefit is paid at 100% of basic sum insured. Disease Death benefit incurred within first year is paid at premium received (without interest). Disease death benefit incurred after one year is paid at basic sum insured. Accident death benefit is paid at 300% of basic sum insured.

(f)	Others consist of various long-term insurance contracts with no significant concentration.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity Analysis

Sensitivity analysis of long-term insurance contracts

Liabilities for long-term insurance contracts and liabilities unbundled from universal life insurance contracts and unit-linked insurance contracts with insurance risk are calculated based on the assumptions on mortality rates, morbidity rates, lapse rates and discount rates. Changes in insurance contract reserve assumptions reflect the Company’s actual operating results and changes in its expectation of future events. The Company considers the potential impact of future risk factors on its operating results and incorporates such potential impact in the determination of assumptions.

Holding all other variables constant, if mortality rates and morbidity rates were to increase or decrease from current best estimate by 10%, pre-tax profit for the year would have been RMB11,319 million or RMB11,901 million (2011: RMB10,462 million or RMB10,976 million) lower or higher, respectively.

Holding all other variables constant, if lapse rates were to increase or decrease from current best estimate by 10%, pre-tax profit for the year would have been RMB5,683 million or RMB6,022 million (2011: RMB5,896 million or RMB6,249 million) lower or higher, respectively.

Holding all other variables constant, if the discount rates were 50 basis points higher or lower than current best estimate, pre-tax profit for the year would have been RMB37,263 million or RMB42,574 million

(2011: RMB29,124million or RMB33,545 million) higher or lower, respectively.

Sensitivity analysis of short-term insurance contracts

The assumptions of reserves for claims and claim adjustment expenses may be affected by other variables such as claims payment of short term insurance contracts, which may result in the synchronous changes to reserves for claims and claim adjustment expenses.

Holding all other variables constant, if claim ratios are 100 basis points higher or lower than current assumption, pre-tax profit is expected to be RMB159 million lower or higher, respectively (2011: RMB159 million).

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

4	RISK MANAGEMENT (continued)

4.1	Insurance risk (continued)

4.1.3	Sensitivity Analysis (continued)

The following table indicates the claim development for short-term insurance contracts without taking into account reinsurance impacts:

		Short-term insurance contracts (accident year)
Estimated claims expenses	2008	2009	2010	2011	2012	Total

Current year	7,725	8,102	8,826	8,002	8,056
1 year later	7,591	8,291	8,967	8,279
2 years later	7,411	8,063	8,640
3 years later	7,411	8,063
4 years later	7,411

Estimated accumulated claims expenses	7,411	8,063	8,640	8,279	8,056	40,449

Accumulated claims expenses paid	(7,411)	(8,063)	(8,640)	(7,830)	(5,427)	(37,371)

Unpaid claims expenses	—	—	—	449	2,629	3,078

The following table indicates the claim development for short-term insurance contracts taking account of reinsurance impacts:

		Short-term insurance contracts (accident year)
Estimated claims expenses	2008	2009	2010	2011	2012	Total

Current year	7,671	8,018	8,741	7,889	7,916
1 year later	7,538	8,205	8,879	8,161
2 years later	7,360	7,979	8,557
3 years later	7,360	7,979
4 years later	7,360

Estimated accumulated claims expenses	7,360	7,979	8,557	8,161	7,916	39,973

Accumulated claims expenses paid	(7,360)	(7,979)	(8,557)	(7,720)	(5,333)	(36,949)

Unpaid claims expenses	—	—	—	441	2,583	3,024

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

4	RISK MANAGEMENT (continued)

4.2	Financial risk

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.

The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. Risk management is carried out by a designated department under policies approved by management. The responsible department identifies, evaluates and manages financial risks in close cooperation with the Group’s operating units. The Group provides written principles for overall risk management, as well as written policies covering specific areas, such as managing market risk, credit risk, and liquidity risk.

The Group manages financial risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer. The structure of the investment portfolio held by the Group is disclosed in Note 8 to the consolidated financial statements.

The sensitivity analyses below are based on a change in an assumption while holding all other assumptions constant. In practice this is unlikely to occur, and changes in some of the assumptions may be correlated, such as change in interest rate and change in market price.

4.2.1	Market risk

(i)	Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The Group’s financial assets are principally comprised of term deposits and debt securities. Changes in the level of interest rates could have a significant impact on the Group’s overall investment return. Many of the Group’s insurance policies offer guaranteed returns to policyholders. These guarantees expose the Group to interest rate risk.

The Group manages interest rate risk through adjustments to portfolio structure and duration, and, to the extent possible, by monitoring the mean duration of its assets and liabilities.

The sensitivity analysis for interest rate risk illustrates how changes in interest income and the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates at the end of the reporting period.

At 31 December 2012, if market interest rates were 50 basis points higher or lower with all other variables held constant, pre-tax profit for the year would have been RMB1,844 million (2011: RMB1,712 million) higher or lower, respectively, mainly as a result of higher or lower interest income on floating rate cash and cash equivalents, term deposits, statutory deposits-restricted and debt securities and the fair value losses or gains on debt securities assets at fair value through profit or loss. Pre-tax available-for-sale reserve in equity would have been RMB10,291 million (2011: RMB16,995 million) lower or RMB7,238 million (2011: RMB16,995 million) higher respectively, as a result of a decrease or increase in the fair value of available-for-sale securities.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(ii)	Price risk (continued)

Price risk arises mainly from the volatility of prices of equity securities held by the Group. Prices of equity securities are determined by market forces. The Group is subject to increased price risk largely because China’s stock markets are relatively volatile.

The Group manages price risk by holding an appropriately diversified investment portfolio as permitted by laws and regulations designed to reduce the risk of concentration in any one specific industry or issuer.

At 31 December 2012, if all the Group’s equity securities’ prices had increased or decreased by 10% with all other variables held constant, pre-tax profit for the year would have been RMB792 million (2011: RMB124 million) higher or lower, respectively, mainly as a result of an increase or decrease in fair value of equity securities excluding available-for-sale securities. Pre-tax available-for-sale reserve in equity would have been RMB9,568 million (2011: RMB17,942 million) higher or RMB13,047 million (2011: RMB17,942 million) lower, respectively, as a result of an increase or decrease in fair value of available-for-sale equity securities. If prices decreased to the extent that the impairment criteria were met, a portion of such decrease of the available-for-sale equity securities would reduce pre-tax profit through impairment.

(iii)	Currency risk

Currency risk is volatility of fair value or future cash flows of financial instruments resulting from changes in foreign currency exchange rates. The Group operates principally in the PRC except for limited exposure to foreign exchange rate risk arising primarily with respect to financial assets denominated in US dollar or HK dollar.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.1	Market risk (continued)

(iii)	Currency risk (continued)

The following table summarizes financial assets denominated in currencies other than RMB as at 31 December 2012 and 2011, expressed in RMB equivalent:

As at 31 December 2012	US dollar	HK dollar	Total

Equity securities
– Available-for-sale securities	—	2,757	2,757
Debt securities
– Held-to-maturity securities	1,886	36	1,922
– Available-for-sale securities	266	—	266
Term deposits	9,678	—	9,678
Cash and cash equivalents	251	2,691	2,942

Total	12,081	5,484	17,565

As at 31 December 2011	US dollar	HK dollar	Total

Equity securities
– Available-for-sale securities	—	4,783	4,783
Debt securities
– Held-to-maturity securities	1,890	36	1,926
– Available-for-sale securities	175	—	175
Term deposits	5,476	—	5,476
Cash and cash equivalents	4,108	237	4,345

Total	11,649	5,056	16,705

As at 31 December 2012, if RMB had strengthened or weakened by 10% against US dollar and HK dollar with all other variables held constant, pre-tax profit for the year would have been RMB1,481 million (2011: RMB1,192 million) lower or higher, respectively, mainly as a result of foreign exchange losses or gains on translation of US dollar and HK dollar denominated financial assets other than the available-for-sale equity securities included in the table above. The actual exchange loss in year 2012 was RMB49 million (2011: RMB547 million).

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.2	Credit risk

Credit risk is the risk that one party to a financial transaction or the issuer of a financial instrument will fail to discharge its obligation and cause another party to incur a financial loss. Because the Group’s investment portfolio is restricted to the types of investments as permitted by China Insurance Regulatory Commission (“CIRC”) and a significant portion of the portfolio is in government bonds, government agency bonds and term deposits with the state-owned commercial banks, the Group’s overall exposure to credit risk is relatively low.

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. The Group manages credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. Where appropriate, the Group obtains collateral in the form of rights to cash, securities, property and equipment.

Credit risk exposure

The carrying amount of financial assets included on the consolidated statement of financial position represents the maximum credit risk exposure without taking account of any collateral held or other credit enhancements attached. The Group has no credit risk exposure relating to off balance sheet items as at 31 December 2012 and 2011.

Collateral and other credit enhancements

Securities purchased under agreements to resell are pledged by counterpart’s debt securities or term deposits of which the Group could take the ownership should the owner of the collateral default. Policy loans and premium receivables are collateralized by their policies’ cash value according to the terms and conditions of policy loan contracts and policy contracts, respectively.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.2	Credit risk (continued)

Credit quality

The Group’s debt securities investment includes government bonds, government agency bonds, corporate bonds and subordinated bonds or debts, and most of the debt securities are guaranteed by either the Chinese government or Chinese government controlled financial institutions. As at 31 December 2012, 99.9% (as at 31 December 2011: 99.8%) of the corporate bonds held by the Group had credit rating of AA/A-2 or above. As at 31 December 2012, 99.7% (as at 31 December 2011: 99.6%) of the subordinated bonds or debts held by the Group either have credit rating of AA/A-2 or above, or were issued by national commercial banks. The bond or debt’s credit rating is assigned by a qualified appraisal institution in the PRC at the time of its issuance and updated at each reporting date.

As at 31 December 2012, 99.8% (as at 31 December 2011: 99.8%) of the Group’s bank deposits are with the four largest state-owned commercial banks, other national commercial banks and China Securities Depository and Clearing Corporation Limited (CSDCC) in the PRC. The Group’s debt investment plans, presented as other loans, are supported by fiscal income in budget of Central Government or third party guarantee. The Group believes these commercial banks and CSDCC have a high credit quality. As a result, the Group concludes credit risk associated with term deposits and accrued investment income thereof, statutory deposits-restricted, and cash equivalents will not cause material impact on the Group’s consolidated financial statements as at 31 December 2012 and 2011.

The credit risk associated with securities purchased under agreements to resell, policy loans and premium receivables will not cause a material impact on the Group’s consolidated financial statements taking into consideration of their collateral held and maturity term of no more than one year as at 31 December 2012 and 2011.

4.2.3	Liquidity risk

Liquidity risk is the risk that the Group is unable to obtain funds at a reasonable funding cost when required to meet a repayment obligation and fund its asset portfolio within a certain time.

In the normal course of business, the Group attempts to match the maturity of financial assets to the maturity of insurance and financial liabilities.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The following tables set forth the contractual and expected undiscounted cash flows for financial assets, insurance and financial liabilities:

			Contractual and expected cash flows (undiscounted)
As at 31 December 2012	Carrying amount	Without maturity	Not later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later Than 5 years

Financial assets

Contractual cash inflows
Equity securities	164,748	164,748	—	—	—	—
Debt securities	828,075	—	45,520	116,994	161,960	1,007,416
Loans	80,419	—	42,174	8,237	12,713	32,487
Term deposits	641,080	—	107,139	273,690	351,527	603
Statutory deposits-restricted	6,153	—	4,167	419	2,181	—
Securities purchased under agreements to resell	894	—	894	—	—	—
Accrued investment income	28,926	—	28,926	—	—	—
Premiums receivable	8,738	—	8,738	—	—	—
Cash and cash equivalent	69,434	—	69,434	—	—	—

Subtotal	1,828,467	164,748	306,992	399,340	528,381	1,040,506

Financial and insurance liabilities

Expected cash outflows
Insurance contracts	1,384,537	—	30,970	70,702	192,336	2,062,150
Investment contracts	66,604	—	16,053	18,294	11,325	45,846

Contractual cash outflows
Securities sold under agreements to repurchase	68,499	—	68,499	—	—	—
Annuity and other insurance balances payable	16,890	—	16,890	—	—	—
Bonds payable	67,981	—	2,077	6,848	73,198	—

Subtotal	1,604,511	—	134,489	95,844	276,859	2,107,996

Net cash inflows/(outflows)	223,956	164,748	172,503	303,496	251,522	(1,067,490)

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

			Contractual and expected cash flows (undiscounted)
As at 31 December 2011	Carrying amount	Without maturity	No later than 1 year	Later than 1 year but not later than 3 years	Later than 3 years but not later than 5 years	Later than 5 years

Financial assets

Contractual cash inflows
Equity securities	181,869	181,869	—	—	—	—
Debt securities	666,652	—	36,819	89,304	103,078	821,211
Loans	61,104	—	34,056	3,653	9,623	26,278
Term deposits	520,793	—	59,279	181,522	341,592	23,506
Statutory deposits-restricted	6,153	—	2,026	4,202	324	—
Securities purchased under agreements to resell	2,370	—	2,370	—	—	—
Accrued investment income	22,946	—	22,946	—	—	—
Premiums receivable	8,253	—	8,253	—	—	—
Cash and cash equivalent	55,971	—	55,971	—	—	—

Subtotal	1,526,111	181,869	221,720	278,681	454,617	870,995

Financial and insurance liabilities

Expected cash outflows/(inflows)
Insurance contracts	1,199,373	—	(29,343)	74,813	162,936	1,912,073
Investment contracts	69,740	—	15,652	18,800	11,909	47,107

Contractual cash outflows/(inflows)
Securities sold under agreements to repurchase	13,000	—	13,000	—	—	—
Annuity and other insurance balances payable	11,954	—	11,954	—	—	—
Bonds Payable	29,990	—	1,347	3,300	33,300	—

Subtotal	1,324,057	—	12,610	96,913	208,145	1,959,180

Net cash inflows/(outflows)	202,054	181,869	209,110	181,768	246,472	(1,088,185)

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.3	Liquidity risk (continued)

The amounts set forth in the tables above for insurance and investment contracts in each column are the cash flows representing expected future benefit payments taking into consideration of future premiums payments or deposits from policyholders. The excess cash inflow from matured financial assets will be reinvested to cover any future liquidity exposures. The estimate is subject to assumptions related to mortality, morbidity, investment return, loss ratio, expenses assumption and other assumptions. Actual experience may differ from estimates.

The liquidity analysis above does not include policy holder dividends payable amounting to RMB44,240 million as at 31 December 2012 (2011: RMB46,368 million). At 31 December 2012, declared dividends of RMB34,081 million (2011: RMB37,451 million) included in policyholder dividends payable have a maturity not later than one year. For the remaining policyholder dividends payable, the amount and timing of the cash flows are indeterminate due to the uncertainty of future experiences including investment returns and are subject to future declarations by the Group.

Although all investment contracts with DPF, insurance contracts without DPF and universal life insurance contracts contain contractual options to surrender that can be exercised immediately by all policyholders at any time, the Group’s expected cash flows as shown in the above tables are based on past experience and future expectations. Should these contracts were surrendered immediately, it would cause a cash outflow of RMB47,601 million, RMB6,961 million and RMB11,520 million, respectively for the period ended 31 December 2012 (2011: RMB51,678 million, RMB4,342 million and RMB13,191 million, respectively), payable within one year.

4.2.4	Capital management

The Group’s objectives when managing capital, which is actual capital, calculated as the difference between admitted assets (defined by CIRC) and the admitted liabilities (defined by CIRC), are to comply with the insurance capital requirements required by the CIRC to meet the minimum capital and safeguard the Group’s ability to continue as a going concern so that it can continue to provide returns for equity holders and benefits for other stakeholders. In 2012, the Group issued subordinated debt to replenish the Company’s supplementary capital and raise the solvency ratio according to applicable law and approvals from regulatory authorities.

The Group is also subject to other local capital requirements, such as statutory deposits-restricted requirement, statutory reserve fund requirement, general reserve requirement and statutory insurance fund requirement discussed in detail under Note 8.4, Note 33 and Note 18 respectively.

The Group ensures its continuous and full compliance with the regulations mainly through monitoring its quarterly and annual solvency ratio, as well as the solvency ratio based on dynamic solvency testing.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

4	RISK MANAGEMENT (continued)

4.2	Financial risk (continued)

4.2.4	Capital management (continued)

The table below summarises the solvency ratio of the Company, the actual capital held against the minimum required capital:

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Actual capital	176,024	113,685
Minimum capital	74,718	66,826
Solvency ratio	236%	170%

According to “Solvency Regulations of Insurance Companies”, the solvency ratio is computed by dividing the actual capital by the minimum capital. CIRC closely monitors those insurance companies with solvency ratio less than 100% and may, depending on the individual circumstances, undertakes certain regulatory measures, including but not limited to restriction of payment of dividends. Insurance companies with solvency ratio between 100% and 150% will be required to submit and implement plans preventing capital deterioration to an inadequate level. Insurance companies with solvency ratio above 100% but significant solvency risk identified would be required to take necessary rectifying actions.

4.3	Fair value hierarchy

Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Level 2 fair value is based on valuation technique using significant inputs, other than Level 1 quoted price, that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes the debt securities for which quotations are available from pricing services providers. Fair value provided by pricing services providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilized and the results of these models, and as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

Under certain conditions, the Group may not receive price from independent third party pricing services.

In this instance, the Group may choose to apply internally developed values to the assets being measured.

In such cases, the valuations are generally classified as Level 3. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

At 31 December 2012, investments classified as Level 1 comprise approximately 37.01% of financial assets measured at fair value. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or inter-bank market and open-ended funds. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Company adopted this price of the debt securities traded on Chinese interbank market at balance sheet date as their fair market value and classified the investments as Level 1. Open-ended funds also have active markets. Fund companies publish the net asset value of these funds on their websites on each trading date. Investors subscribe for and redeem units of these funds in accordance with the fund net asset value published by the fund companies on each trading date. The Company adopted the unadjusted net asset value of the funds at balance sheet dates as their fair market value and classified the investments as Level 1.

At 31 December 2012, investments classified as Level 2 comprise approximately 62.24% of financial assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyze and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent quoted price from Chinese interbank market or from valuation service providers.

At 31 December 2012, investments classified as Level 3 comprise approximately 0.75% of financial assets measured at fair value on a recurring basis. They primarily include subordinated debts, certain corporate and government agency bonds and certain equity securities. Prices are determined using valuation methodologies such as discounted cash flow models and other similar techniques. Determinations to classify fair value measures within Level 3 of the valuation hierarchy are generally based on the significance of the unobservable factors to the overall fair value measurement, and valuation methodologies such as discounted cash flow models and other similar techniques.

For the years ended 31 December 2012 and 2011, most of these prices obtained from the pricing services are for debt securities issued by the Chinese government and government controlled organizations. These pricing services utilize a discounted cash flow valuation model using market observable inputs, mainly interest rates, to determine a fair value.

For the accounting policies regarding the determination of fair values of financial assets and financial liabilities, see Note 3.2.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The following table presents the Group’s financial assets and liabilities measured at fair value at 31 December 2012:

	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million	Total balance RMB million

Financial assets
Available-for-sale securities
– Equity securities	150,874	2,303	3,649	156,826
– Debt securities	28,218	321,071	301	349,590
Securities at fair value through profit or loss
– Equity securities	7,798	33	85	7,916
– Debt securities	13,144	12,975	—	26,119

Total assets	200,034	336,382	4,035	540,451

Financial liabilities
Investment contracts at fair value through profit or loss	(35)	—	—	(35)

Total liabilities	(35)	—	—	(35)

The following table presents the changes in Level 3 instruments for the year ended 31 December 2012:

	Available-for-sale Securities		Securities at fair value through profit or loss
	Debt securities RMB million	Equity securities RMB million	Equity securities RMB million	Total assets RMB million

Opening balance	301	2,437	—	2,738
Purchases	—	1,234	—	1,234
Transfer into Level 3	—	65	78	143
Fair value changes recognised in equity	—	77	—	77
Fair value changes recognised in profit	—	(164)	7	(157)

Closing balance	301	3,649	85	4,035

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

4	RISK MANAGEMENT (continued)

4.3	Fair value hierarchy (continued)

The following table presents the Group’s financial assets and liabilities measured at fair value at 31 December 2011:

	Level 1 RMB million	Level 2 RMB million	Level 3 RMB million	Total balance RMB million

Financial assets
Available-for-sale securities
– Equity securities	174,987	1,997	2,437	179,421
– Debt securities	30,465	352,761	301	383,527
Securities at fair value through profit or loss
– Equity securities	2,459	—	—	2,459
– Debt securities	8,687	12,537	—	21,224

Total assets	216,598	367,295	2,738	586,631

Financial liabilities
Investment contracts at fair value through profit or loss	(57)	—	—	(57)

Total liabilities	(57)	—	—	(57)

The following table presents the changes in Level 3 instruments for the year ended 31 December 2011:

	Available-for-sale Securities
	Debt securities RMB million	Equity securities RMB million	Total assets RMB million

Opening balance	301	1,384	1,685
Purchases	—	1,011	1,011
Transferred into Level 3	—	50	50
Fair value changes recognised in equity	—	(8)	(8)

Closing balance	301	2,437	2,738

In 2012 and 2011, the instruments valued under Level 3 above did not have material impact to the profit of the Group and there have been no significant transfers between Level 1 and Level 2.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

5	SEGMENT INFORMATION

5.1	Operating segments

The Group operates in four operating segments:

(i)	Individual life insurance business (Individual life)

Individual life insurance business relates primarily to the sale of long-term life insurance contracts and universal life contracts which are mainly term life, whole life, endowment and annuity products, to individuals and assumed individual reinsurance contracts.

(ii)	Group life insurance business (Group life)

Group life insurance business relates primarily to the sale of insurance contracts and investment contracts, which are mainly term life, whole life and annuity products, to group entities.

(iii)	Short-term insurance business (Short-term)

Short-term insurance business relates primarily to the sale of short-term insurance contracts, which are mainly the short-term accident and health insurance contracts.

(iv)	Other business (Other)

Other business relates primarily to income (Note 31) and allocated cost of insurance agency business in respect of the provision of services to CLIC, share of results of associates, income and expenses of subsidiaries, unallocated income and expenditure of the Group.

5.2	Allocation basis of income and expenses

Investment income, net realised gains/(losses) and impairment on financial assets, net fair value gains/(losses) through profit or loss and foreign exchange losses within other operating expenses are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses and certain other operating expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Except for amounts arising from investment contracts which can be allocated to the corresponding segments above, other income and other operating expenses are presented in the “Other” segment directly. Income tax is not allocated.

5.3	Allocation basis of assets and liabilities

Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2012
	Individual life	Group life	Short–term	Other Elimination		Total
	(RMB million)

Revenues
Gross written premiums	305,841	469	16,432	—	—	322,742
– Term Life	2,616	413	—	—	—
– Whole Life	37,594	53	—	—	—
– Endowment	227,770	—	—	—	—
– Annuity	37,861	3	—	—	—
Net premiums earned	305,732	465	15,929	—	—	322,126
Investment income	69,407	3,043	481	312	—	73,243
Net realised gains and impairment on financial assets	(25,466)	(1,116)	(169)	(125)	—	(26,876)
Net fair value gains/(losses) through profit or loss	(304)	(13)	(2)	6	—	(313)
Other income	402	343	—	3,356	(796)	3,305
Including: inter-segment revenue	—	—	—	796	(796)	—

Segment revenues	349,771	2,722	16,239	3,549	(796)	371,485

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(107,340)	(334)	—	—	—	(107,674)
Accident and health claims and claim adjustment expenses	—	—	(7,898)	—	—	(7,898)
Increase in insurance contracts liabilities	(184,972)	(18)	—	—	—	(184,990)
Investment contract benefits	(500)	(1,532)	—	—	—	(2,032)
Policyholder dividends resulting from participation in profits	(3,357)	(78)	—	—	—	(3,435)
Underwriting and policy acquisition costs	(23,568)	(103)	(3,470)	(613)	—	(27,754)
Finance costs	(2,447)	(107)	(17)	(4)	—	(2,575)
Administrative expenses	(16,865)	(618)	(3,956)	(1,844)	—	(23,283)
Other operating expenses	(2,795)	(130)	(593)	(582)	796	(3,304)
Including: Inter-segment expenses	(758)	(33)	(5)	—	796	—
Statutory insurance fund contribution	(477)	(18)	(114)	—	—	(609)

Segment benefits, claims and expenses	(342,321)	(2,938)	(16,048)	(3,043)	796	(363,554)

Share of profit of associates	—	—	—	3,037	—	3,037

Segment results	7,450	(216)	191	3,543	—	10,968

Income tax						304

Net profit						11,272

Attributable to
– equity holders of the Company						11,061
– non-controlling interests						211

Unrealised gains from available-for-sale securities included in equity holders’ equity	23,731	1,040	165	59	—	24,995

Depreciation and amortisation	1,480	54	355	60	—	1,949

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

5	SEGMENT INFORMATION (continued)

	As at 31 December 2012
	Individual life	Group life	Short–term	Other Elimination		Total
	(RMB million)

Assets
Financial assets (including cash and cash equivalents)	1,728,469	73,986	11,710	5,599	—	1,819,764
Other	758	—	155	28,991	—	29,904

Segment assets	1,729,227	73,986	11,865	34,590	—	1,849,668

Unallocated
Property, plant and equipment						22,335
Other						26,913

Total						1,898,916

Liabilities
Insurance contracts	1,374,777	727	9,033	—	—	1,384,537
Investment contracts	11,646	54,993	—	—	—	66,639
Securities sold under agreements to repurchase	65,191	2,856	452	—	—	68,499
Other	64,913	3,107	449	—	—	68,469

Segment liabilities	1,516,527	61,683	9,934	—	—	1,588,144

Unallocated
Other						87,671

Total						1,675,815

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

5	SEGMENT INFORMATION (continued)

	For the year ended 31 December 2011
	Individual life	Group life	Short–term	Other	Elimination	Total
	(RMB million)

Revenues
Gross written premiums	302,012	438	15,802	—	—	318,252
– Term Life	2,299	333	—	—	—
– Whole Life	37,934	85	—	—	—
– Endowment	221,925	—	—	—	—
– Annuity	39,854	20	—	—	—
Net premiums earned	301,986	434	15,856	—	—	318,276
Investment income	57,080	2,893	460	289	—	60,722
Net realised gains and impairment on financial assets	(10,404)	(527)	(86)	(191)	—	(11,208)
Net fair value gains/(losses) through profit or loss	319	16	3	(1)	—	337
Other income	477	163	—	2,901	(769)	2,772
Including: inter-segment revenue	—	—	—	769	(769)	—

Segment revenues	349,458	2,979	16,233	2,998	(769)	370,899

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(101,010)	(339)	—	—	—	(101,349)
Accident and health claims and claim adjustment expenses	—	—	(7,789)	—	—	(7,789)
Increase in insurance contracts liabilities	(181,565)	(14)	—	—	—	(181,579)
Investment contract benefits	(574)	(1,457)	—	—	—	(2,031)
Policyholder dividends resulting from participation in profits	(5,780)	(345)	—	—	—	(6,125)
Underwriting and policy acquisition costs	(23,723)	(81)	(3,275)	(355)	—	(27,434)
Finance costs	(818)	(41)	(7)	(7)	—	(873)
Administrative expenses	(14,961)	(522)	(3,989)	(2,077)	—	(21,549)
Other operating expenses	(2,604)	(107)	(548)	(785)	769	(3,275)
Including: Inter-segment expenses	(726)	(37)	(6)	—	769	—
Statutory insurance fund contribution	(456)	(16)	(123)	—	—	(595)

Segment benefits, claims and expenses	(331,491)	(2,922)	(15,731)	(3,224)	769	(352,599)

Share of profit of associates	—	—	—	2,213	—	2,213

Segment results	17,967	57	502	1,987	—	20,513

Income tax						(2,022)

Net profit						18,491

Attributable to
– equity holders of the Company						18,331
– non-controlling interests						160

Unrealised losses from available-for-sale securities included in equity holders’ equity	(22,800)	(1,154)	(186)	(65)	—	(24,205)

Depreciation and amortisation	1,409	49	380	71	—	1,909

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

5	SEGMENT INFORMATION (continued)

	As at 31 December 2011
	Individual life	Group life	Short–term	Other	Elimination	Total
	(RMB million)

Assets
Financial assets (including cash and cash equivalents)	1,430,528	70,759	11,399	5,229	—	1,517,915
Other	730	—	121	24,448	—	25,299

Segment assets	1,431,258	70,759	11,520	29,677	—	1,543,214

Unallocated
Property, plant and equipment						20,231
Other						20,462

Total						1,583,907

Liabilities
Insurance contracts	1,189,777	709	8,887	—	—	1,199,373
Investment contracts	13,349	56,448	—	—	—	69,797
Securities sold under agreements to repurchase	12,279	621	100	—	—	13,000
Other	28,650	1,677	230	—	—	30,557

Segment liabilities	1,244,055	59,455	9,217	—	—	1,312,727

Unallocated
Other						77,792

Total						1,390,519

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

6	PROPERTY, PLANT AND EQUIPMENT

Group

	2012
	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	(RMB Million)

Cost
As at 1 January 2012	18,722	5,739	1,639	3,082	936	30,118
Transfers upon completion	551	15	—	(732)	166	—
Additions	47	914	186	2,812	4	3,963
Disposals	(73)	(386)	(294)	(36)	(26)	(815)

As at 31 December 2012	19,247	6,282	1,531	5,126	1,080	33,266

Accumulated depreciation
As at 1 January 2012	(4,570)	(3,632)	(1,042)	—	(617)	(9,861)
Charge for the year	(729)	(696)	(156)	—	(141)	(1,722)
Disposals	34	355	266	—	22	677

As at 31 December 2012	(5,265)	(3,973)	(932)	—	(736)	(10,906)

Impairment
As at 1 January 2012	(26)	—	—	—	—	(26)
Charge for the year	—	—	—	—	—	—
Disposals	1	—	—	—	—	1

As at 31 December 2012	(25)	—	—	—	—	(25)

Net book value
As at 1 January 2012	14,126	2,107	597	3,082	319	20,231

As at 31 December 2012	13,957	2,309	599	5,126	344	22,335

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

6	PROPERTY, PLANT AND EQUIPMENT (continued)

Group

	2011
	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	(RMB Million)

Cost
As at 1 January 2011	17,471	5,359	1,809	2,080	864	27,583
Transfers upon completion	1,233	3	—	(1,322)	86	—
Additions	72	574	126	3,251	13	4,036
Disposals	(54)	(197)	(296)	(927)	(27)	(1,501)

As at 31 December 2011	18,722	5,739	1,639	3,082	936	30,118

Accumulated depreciation
As at 1 January 2011	(3,895)	(3,079)	(1,137)	—	(496)	(8,607)
Charge for the year	(684)	(727)	(169)	—	(146)	(1,726)
Disposals	9	174	264	—	25	472

As at 31 December 2011	(4,570)	(3,632)	(1,042)	—	(617)	(9,861)

Impairment
As at 1 January 2011	(30)	—	—	—	—	(30)
Charge for the year	(1)	—	—	—	—	(1)
Disposals	5	—	—	—	—	5

As at 31 December 2011	(26)	—	—	—	—	(26)

Net book value
As at 1 January 2011	13,546	2,280	672	2,080	368	18,946

As at 31 December 2011	14,126	2,107	597	3,082	319	20,231

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

6	PROPERTY, PLANT AND EQUIPMENT (continued)

Company

	2012
	Buildings	Office equipment furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	(RMB Million)

Cost
As at 1 January 2012	18,161	5,635	1,620	3,068	923	29,407
Transfers upon completion	541	15	—	(715)	159	—
Additions	48	890	185	2,807	—	3,930
Disposals	(74)	(385)	(294)	(34)	(26)	(813)

As at 31 December 2012	18,676	6,155	1,511	5,126	1,056	32,524

Accumulated depreciation
As at 1 January 2012	(4,483)	(3,586)	(1,034)	—	(612)	(9,715)
Charge for the year	(706)	(680)	(154)	—	(136)	(1,676)
Disposals	34	355	266	—	22	677

As at 31 December 2012	(5,155)	(3,911)	(922)	—	(726)	(10,714)

Impairment
As at 1 January 2012	(26)	—	—	—	—	(26)
Charge for the year	—	—	—	—	—	—
Disposals	1	—	—	—	—	1

As at 31 December 2012	(25)	—	—	—	—	(25)

Net book value
As at 1 January 2012	13,652	2,049	586	3,068	311	19,666

As at 31 December 2012	13,496	2,244	589	5,126	330	21,785

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

6	PROPERTY, PLANT AND EQUIPMENT (continued)

Company

	2011
	Buildings	Office Equipment Furniture and fixtures	Motor vehicles	Assets under construction	Leasehold improvements	Total
	(RMB Million)

Cost
As at 1 January 2011	16,910	5,275	1,793	2,080	860	26,918
Transfers upon completion	1,234	3	—	(1,323)	86	—
Additions	71	553	123	3,237	4	3,988
Disposals	(54)	(196)	(296)	(926)	(27)	(1,499)

As at 31 December 2011	18,161	5,635	1,620	3,068	923	29,407

Accumulated depreciation
As at 1 January 2011	(3,829)	(3,044)	(1,131)	—	(495)	(8,499)
Charge for the year	(663)	(715)	(167)	—	(143)	(1,688)
Disposals	9	173	264	—	26	472

As at 31 December 2011	(4,483)	(3,586)	(1,034)	—	(612)	(9,715)

Impairment
As at 1 January 2011	(30)	—	—	—	—	(30)
Charge for the year	(1)	—	—	—	—	(1)
Disposals	5	—	—	—	—	5

As at 31 December 2011	(26)	—	—	—	—	(26)

Net book value
As at 1 January 2011	13,051	2,231	662	2,080	365	18,389

As at 31 December 2011	13,652	2,049	586	3,068	311	19,666

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

7	INVESTMENTS IN ASSOCIATES

Group

	2012	2011
	RMB million	RMB million

As at 1 January	24,448	20,892
Investment in associates (i)	1,339	1,600
Scrip dividend from associates (ii)	182	91
Share of profit	3,037	2,213
Other equity movements	167	(201)
Dividend received	(182)	(147)

As at 31 December	28,991	24,448

The Group’s investments in associates are unlisted except for Sino-Ocean which is listed in Hong Kong. As at 31 December 2012, the stock price of Sino-Ocean was HK$5.79 per share. The Group’s share of associates’ assets and liabilities as at 31 December 2012 and revenue and profit after tax for the year ended are as followings:

Share of assets and liabilities of associates

Name	Country of incorporation	Interest held	Assets RMB million	Liabilities RMB million

China Guangfa Bank (“CGB”)	PRC	20.00%	236,676	220,924
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	PRC	40.00%	12,129	9,182
Sino-Ocean Land Holdings Limited (“Sino-Ocean”)	Hong Kong, PRC	24.85%	30,387	21,435
COFCO Futures Company Limited (“COFCO Futures”)	PRC	35.00%	2,996	1,656

Total as at 31 December 2012			282,188	253,197

CGB	PRC	20.00%	186,843	173,255
CLP&C	PRC	40.00%	8,962	6,370
Sino-Ocean	Hong Kong, PRC	24.45%	25,757	17,489

Total as at 31 December 2011			221,562	197,114

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

7	INVESTMENTS IN ASSOCIATES (continued)

Share of revenue and profit after tax of associates

Name	Revenue RMB million	Profit after tax RMB million

CGB	6,221	2,244
CLP&C	7,981	150
Sino-Ocean	7,122	642
COFCO Futures	5	1

Total for the year ended 31 December 2012	21,329	3,037

CGB	5,635	1,917
CLP&C	5,282	168
Sino-Ocean	4,865	128

Total for the year ended 31 December 2011	15,782	2,213

Company

	2012 RMB million	2011 RMB million

As at 1 January	19,868	18,177
Additional capital contribution to CLP&C	—	1,600
Investment in COFCO Futures (i)	1,339	—
Scrip dividend from Sino-Ocean (ii)	182	91

As at 31 December	21,389	19,868

(i)	On 26 December 2012, the Company purchased 35% of shares of COFCO Futures at the total cost of RMB1,339 million.
(ii)	A dividend payable in cash with a scrip dividend alternative in respect of the 2011 final dividend of HKD0.1 per ordinary share was approved and declared by Sino-Ocean at the Annual General Meeting on 11 May 2012. Sino-Ocean issued a circular on HKExnews website and announced a Scrip Dividend Scheme on 22 May 2012, under which each shareholder may elect to receive the 2011 final dividend in cash or in scrip shares. The Company elected the scrip shares option and received scrip shares amounted to RMB113 million on 28 June 2012 with a corresponding increase in the carry value of investments in associates.

A dividend payable in cash with a scrip dividend alternative in respect of the 2012 interim dividend of HKD0.06 per ordinary share was approved and declared by Sino-Ocean at Board Meeting on 16 August 2012. Sino-Ocean issued a circular on HKExnews website and announced a Scrip Dividend Scheme on 12 September 2012, under which each shareholder may elect to receive the 2012 interim dividend in cash or in scrip shares. The Company elected the scrip shares option and received scrip shares amounted to RMB69 million on 17 October 2012 with a corresponding increased in the carry value of investments in associates.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

8	FINANCIAL ASSETS

8.1	Held-to-maturity securities

Group

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Debt securities
Government bonds	96,097	87,451
Government agency bonds	111,759	89,631
Corporate bonds	83,084	6,437
Subordinated bonds/debts	161,449	78,414

Total	452,389	261,933

Debt securities
Listed in mainland, PRC	41,927	34,006
Listed in Hong Kong, PRC	12	12
Listed in Singapore	18	18
Unlisted	410,432	227,897

Total	452,389	261,933

The estimated fair value of listed held-to-maturity securities was RMB43,313 million as at 31 December 2012 (31 December 2011: RMB35,842 million).

Company

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Debt securities
Government bonds	96,097	87,451
Government agency bonds	111,759	89,631
Corporate bonds	82,539	6,406
Subordinated bonds/debts	161,443	78,409

Total	451,838	261,897

Debt securities
Listed in mainland, PRC	41,927	34,006
Unlisted	409,911	227,891

Total	451,838	261,897

The estimated fair value of listed held-to-maturity securities was RMB43,280 million as at 31 December 2012 (31 December 2011: RMB35,815 million).

Unlisted debt securities include those traded on Chinese interbank market and those not publicly traded.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

8	FINANCIAL ASSETS (continued)

8.1	Held-to-maturity securities (continued)

Group debt securities – Contractual maturity schedule	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Maturing:
Within one year	2,234	1,428
After one year but within five years	55,079	25,324
After five years but within ten years	91,426	52,080
After ten years	303,650	183,101

Total	452,389	261,933

Company debt securities – Contractual maturity schedule	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Maturing:
Within one year	2,234	1,428
After one year but within five years	55,072	25,317
After five years but within ten years	91,180	52,051
After ten years	303,352	183,101

Total	451,838	261,897

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

8	FINANCIAL ASSETS (continued)

8.2	Loans

Group

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Policy loans	39,893	32,321
Other loans (i)	40,526	28,783

Total	80,419	61,104

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Maturing:
Within one year	39,893	32,321
After one year but within five years	10,036	6,270
After five years but within ten years	30,490	22,513

Total	80,419	61,104

Company

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Policy loans	39,893	32,321
Other loans (i)	40,336	28,593

Total	80,229	60,914

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Maturing:
Within one year	39,893	32,321
After one year but within five years	9,896	6,200
After five years but within ten years	30,440	22,393

Total	80,229	60,914

(i)	Other loans are debt investment plans.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

8	FINANCIAL ASSETS (continued)

8.3	Term deposits

Group

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Maturing:
Within one year	92,045	44,876
After one year but within five years	548,435	453,117
After five years but within ten years	600	22,800

Total	641,080	520,793

Company

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Maturing:
Within one year	92,045	44,876
After one year but within five years	547,135	451,817
After five years but within ten years	600	22,800

Total	639,780	519,493

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

8	FINANCIAL ASSETS (continued)

8.4	Statutory deposits-restricted

Group

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Contractual maturity schedule
Within one year	3,933	1,820
After one year but within five years	2,220	4,333

Total	6,153	6,153

Company

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Contractual maturity schedule
Within one year	3,553	1,600
After one year but within five years	2,100	4,053

Total	5,653	5,653

Insurance companies in China are required to deposit an amount equal to 20% of their registered capital with banks in conformity with regulations of CIRC. These funds may not be used for any purpose, other than to pay off debts during liquidation proceedings.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

8	FINANCIAL ASSETS (continued)

8.5	Available-for-sale securities

Group

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Debt securities
Government bonds	42,946	60,325
Government agency bonds	135,870	148,539
Corporate bonds	139,286	125,407
Subordinated bonds/debts	31,488	49,256

Subtotal	349,590	383,527

Equity securities
Funds	57,019	84,767
Common stocks	96,361	93,384
Other	3,446	1,270

Subtotal	156,826	179,421

Total	506,416	562,948

Debt securities
Listed in mainland, PRC	34,844	31,642
Listed in Singapore	266	175
Unlisted	314,480	351,710

Subtotal	349,590	383,527

Equity securities
Listed in mainland, PRC	102,379	97,633
Listed in Hong Kong, PRC	2,757	4,783
Unlisted	51,690	77,005

Subtotal	156,826	179,421

Total	506,416	562,948

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

8	FINANCIAL ASSETS (continued)

8.5	Available-for-sale securities (continued)

Company

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Debt securities
Government bonds	42,543	59,855
Government agency bonds	135,821	148,390
Corporate bonds	138,614	124,679
Subordinated bonds/debts	31,373	48,943

Subtotal	348,351	381,867

Equity securities
Funds	56,751	84,360
Common stocks	96,268	93,177
Other	2,971	1,270

Subtotal	155,990	178,807

Total	504,341	560,674

Debt securities
Listed in mainland, PRC	34,339	30,963
Listed in Singapore	266	175
Unlisted	313,746	350,729

Subtotal	348,351	381,867

Equity securities
Listed in mainland, PRC	102,035	97,133
Listed in Hong Kong, PRC	2,753	4,783
Unlisted	51,202	76,891

Subtotal	155,990	178,807

Total	504,341	560,674

Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds.

Unlisted debt securities include those traded on Chinese interbank market and those not publicly traded.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

8	FINANCIAL ASSETS (continued)

8.5	Available-for-sale securities (continued)

Group debt securities – contractual maturity schedule	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Maturing:
Within one year	5,627	4,191
After one year but within five years	70,959	46,199
After five years but within ten years	137,962	138,659
After ten years	135,042	194,478

Total	349,590	383,527

Company debt securities – contractual maturity schedule	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Maturing:
Within one year	5,577	4,186
After one year but within five years	70,898	45,548
After five years but within ten years	137,499	138,217
After ten years	134,377	193,916

Total	348,351	381,867

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

8	FINANCIAL ASSETS (CONTINUED)

8.6	Securities at fair value through profit or loss

Group

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Debt securities
Government bonds	1,697	589
Government agency bonds	6,291	4,285
Corporate bonds	18,131	16,350

Subtotal	26,119	21,224

Equity securities
Funds	2,188	290
Common stocks	5,728	2,169

Subtotal	7,916	2,459

Total	34,035	23,683

Debt securities
Listed in mainland, PRC	5,501	5,830
Unlisted	20,618	15,394

Subtotal	26,119	21,224

Equity securities
Listed in mainland, PRC	6,096	2,279
Unlisted	1,820	180

Subtotal	7,916	2,459

Total	34,035	23,683

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

8	FINANCIAL ASSETS (continued)

8.6	Securities at fair value through profit or loss (continued)

Company

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Debt securities
Government bonds	1,697	589
Government agency bonds	6,291	4,285
Corporate bonds	18,083	16,110

Subtotal	26,071	20,984

Equity securities
Funds	2,188	290
Common stocks	5,728	2,169

Subtotal	7,916	2,459

Total	33,987	23,443

Debt securities
Listed in mainland, PRC	5,453	5,791
Unlisted	20,618	15,193

Subtotal	26,071	20,984

Equity securities
Listed in mainland, PRC	6,096	2,279
Unlisted	1,820	180

Subtotal	7,916	2,459

Total	33,987	23,443

Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds.

Unlisted debt securities include those traded on Chinese interbank market and those not publicly traded.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

8	FINANCIAL ASSETS (continued)

8.7	Securities purchased under agreements to resell

Group

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Maturing:
Within thirty days	894	1,572
After 30 days but within 90 days	—	798

Total	894	2,370

Company

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Maturing:
Within thirty days	844	1,372
After 30 days but within 90 days	—	798

Total	844	2,170

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

8	FINANCIAL ASSETS (continued)

8.8	Accrued investment income

Group

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Bank deposits	16,478	12,985
Debt securities	11,642	9,394
Others	806	567

Total	28,926	22,946

Current	28,926	22,946
Non-current	—	—

Total	28,926	22,946

Company

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Bank deposits	16,415	12,920
Debt securities	11,617	9,369
Others	805	565

Total	28,837	22,854

Current	28,837	22,854
Non-current	—	—

Total	28,837	22,854

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

9	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The table below presents the carrying value and estimated fair value of major financial assets and liabilities:

	Carrying value		Estimated fair value (i)
	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Held-to-maturity securities	452,389	261,933	450,865	264,385
Loans	80,419	61,104	80,419	61,104
Term deposits	641,080	520,793	641,080	520,793
Statutory deposits-restricted	6,153	6,153	6,153	6,153
Available-for-sale securities	506,416	562,948	506,416	562,948
Securities at fair value through profit or loss	34,035	23,683	34,035	23,683
Securities purchased under agreement to resell	894	2,370	894	2,370
Cash and cash equivalents	69,452	55,985	69,452	55,985
Investment contracts (ii)	(66,639)	(69,797)	(65,074)	(68,580)
Securities sold under agreements to repurchase	(68,499)	(13,000)	(68,499)	(13,000)
Bonds payable	(67,981)	(29,990)	(68,000)	(30,000)

(i)	The estimates and judgements to determine the fair value of financial assets are described in Note 3.2.
(ii)	The fair value of investment contracts are determined by using valuation techniques, with consideration of the present value of expected cash flows arising from contracts using a risk-adjusted discount rate, allowing for risk free rate available on valuation date, credit risk and risk margin associated with the future cash flows.

10	PREMIUMS RECEIVABLE

As at 31 December 2012, the carrying value of premiums receivable within one year is RMB8,735 million (As at 31 December 2011: RMB8,253 million).

11	REINSURANCE ASSETS

Group and Company

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Long-term insurance contracts ceded (Note 13)	758	730
Due from reinsurance companies	35	27
Ceded unearned premiums (Note 13)	101	76
Claims recoverable from reinsurers (Note 13)	54	45

Total	948	878

Current	190	148
Non-current	758	730

Total	948	878

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

12	OTHER ASSETS

Group

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Land use rights	6,330	6,381
Due from CLIC (Note 31(f))	560	596
Automated policy loan	1,787	1,450
Tax refundable	6,563	2,182
Others	2,900	1,573

Total	18,140	12,182

Current	11,794	5,788
Non-current	6,346	6,394

Total	18,140	12,182

Company

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Land use rights	6,330	6,381
Due from CLIC	549	574
Automated policy loan	1,787	1,450
Tax refundable	6,563	2,182
Others	2,684	1,325

Total	17,913	11,912

Current	11,567	5,518
Non-current	6,346	6,394

Total	17,913	11,912

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

13	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)	For the insurance contracts of which future returns are affected by investment yields of corresponding investment portfolios, investment return assumptions are applied as discount rates to assess the time value impacts on reserve computation.

In developing discount rate assumptions, the Group considers investment experience, current investment portfolio and trend of the relevant yield curves. The discount rates reflect the future economic outlook as well as the company’s investment strategy. The assumed discount rates with risk margin for the past two years are as follows:

Discount rate assumptions

As at 31 December 2012	4.80%~5.00%
As at 31 December 2011	4.50%~5.00%

For the insurance contracts of which the future returns are not affected by investment yields of the corresponding investment portfolios, the Group uses discount rate assumption to assess the time value impacts based on the “Yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website, with consideration including liquidity spreads, taxation impacts and other relevant factors. The assumed discount rates with risk margin for the past two years are as follows:

Discount rate assumptions

As at 31 December 2012	3.12%~5.61%
As at 31 December 2011	2.65%~5.66%

The discount rate assumption is affected by factors such as future macro-economy, fiscal policies, capital market and availability of investment channel of insurance funds. The Group determines discount rate assumption based on the information obtained at the end of each reporting period including consideration of risk margin.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

13	INSURANCE CONTRACTS (continued)

(a)	Process used to decide on assumptions (continued)

(ii)	The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary by age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserving of liability. Similarly, continuing advancements in medical care and social conditions could result in improvements in longevity that exceed those allowed for in the estimates used to determine the liability for contracts where the Group is exposed to longevity risk.

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such trends.

Risk margin is considered in the Group’s mortality and morbidity assumptions.

(iii)	Expense assumptions are based on expected unit costs with the consideration of risk margin. Such assumptions are affected by actual experience and a number of other factors including inflation and market competition based on information obtained at the end of each reporting period. Components of expense assumptions include cost per policy and percentage of premium as follows:

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium

As at 31 December 2012	37.0~45.0	0.85%~0.90%	14.0	0.90%
As at 31 December 2011	37.0~45.0	0.85%~0.90%	14.0	0.90%

(iv)	The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which brings uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information obtained at the end of each reporting period.

The method used to determine risk margin has been consistently applied. The Company considers risk margin for each of the discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flow. When determining risk margin, the Company considers historical experience, future expectations and other factors. Risk margin is determined by the Company and does not include any elements imposed by regulators.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

13	INSURANCE CONTRACTS (continued)

(a)	Process used to decide on assumptions (continued)

(v)	The Group adopted consistent process used to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Company reviews the assumptions for reasonable estimates of liability and risk margins, with consideration of all available information, and taking into account the Company’s historical experience and expectation of future events.

(b)	Net liabilities of insurance contracts

Group and Company

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Gross
Long-term insurance contracts	1,375,504	1,190,486
Short-term insurance contracts
– claims and claim adjustment expenses	3,078	3,189
– unearned premiums	5,955	5,698

Total, gross	1,384,537	1,199,373

Recoverable from reinsurers
Long-term insurance contracts (Note 11)	(758)	(730)
Short-term insurance contracts
– claims and claim adjustment expenses (Note 11)	(54)	(45)
– unearned premiums (Note 11)	(101)	(76)

Total, ceded	(913)	(851)

Net
Long-term insurance contracts	1,374,746	1,189,756
Short-term insurance contracts
– claims and claim adjustment expenses	3,024	3,144
– unearned premiums	5,854	5,622

Total, net	1,383,624	1,198,522

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

13	INSURANCE CONTRACTS (continued)

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in claims and claim adjustment expenses reserve:

Group and Company

	2012	2011
	RMB million	RMB million

– Notified claims	354	326
– Incurred but not reported	2,835	2,978

Total as at 1 January-Gross	3,189	3,304

Cash paid for claims settled in year
– Cash paid for current year claims	(5,427)	(5,436)
– Cash paid for prior year claims	(2,691)	(2,594)
Claims incurred in year
– Claims arising in current year	8,056	8,002
– Claims arising in prior years	(49)	(87)

Total as at 31 December-Gross	3,078	3,189

– Notified claims	202	354
– Incurred but not reported	2,876	2,835

Total as at 31 December-Gross	3,078	3,189

The table below presents movements in unearned premium reserves:

Group and Company

	2012			2011
	RMB million			RMB million
	Gross	Ceded	Net	Gross	Ceded	Net

As at 1 January	5,698	(76)	5,622	5,935	(57)	5,878
Increase	5,955	(101)	5,854	5,698	(76)	5,622
Release	(5,698)	76	(5,622)	(5,935)	57	(5,878)

As at 31 December	5,955	(101)	5,854	5,698	(76)	5,622

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

13	INSURANCE CONTRACTS (continued)

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

Group and Company

	2012	2011
	RMB million	RMB million

As at 1 January	1,190,486	1,008,896
Premiums	306,309	302,450
Release of liabilities (i)	(182,271)	(174,189)
Accretion of interest	58,259	47,090
Change in assumptions
– Change in discount rates	(548)	4,100
– Change in other assumptions (ii)	230	(832)
Other movements	3,039	2,971

As at 31 December	1,375,504	1,190,486

(i)	The release of liabilities mainly consists of release due to death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.
(ii)	During the year ended 31 December 2012, change in other assumptions is mainly caused by change in mortality assumptions of certain products, which increased insurance liability by RMB229 million. This change reflected the Group’s most recent historical mortality experience and future expectations as at reporting date. No significant changes made to other assumptions. During the year ended 31 December 2011, change in other assumptions is mainly caused by change in lapse rates assumptions of certain products, which decreased insurance liability by RMB848 million. This change reflected the Group’s most recent creditable past experience and future expectations as at reporting date. No significant changes made to other assumptions.

14	INVESTMENT CONTRACTS

Group and Company

	As at 31	As at 31
	December 2012	December 2011
	RMB million	RMB million

Investment contracts with DPF at amortised cost	47,977	52,072
Investment contracts without DPF
– At amortised cost	18,627	17,668
– Designated as at fair value through profit or loss	35	57

Total	66,639	69,797

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

14	INVESTMENT CONTRACTS (continued)

The table below presents movements of investment contracts with DPF:

	2012 RMB million	2011 RMB million

As at 1 January	52,072	50,839
Deposits received	6,424	6,981
Deposits withdrawn, payments on death and other benefits	(11,868)	(7,089)
Policy fees deducted from account balances	(30)	(59)
Interest credited	1,379	1,400

As at 31 December	47,977	52,072

15	BONDS PAYABLE

As at 31 December 2012, all bonds payable were with total carrying value of RMB67,981 million (as of 31 December 2011: RMB29,990 million) and the par value of RMB68,000 million (as of 31 December 2011: RMB30,000 million).

Group and Company

			As at 31 December 2012 RMB million	As at 31 December 2011 RMB million
Issue date	Maturity date	Annual Interest rate	Par Value

26 October 2011	26 October 2021	5.50%	30,000	30,000
29 June 2012	29 June 2022	4.70%	28,000	—
5 November 2012	5 November 2022	4.58%	10,000	—

Total			68,000	30,000

The Company issued 3 subordinated debts with maturity term of 10 years to qualified investors who met the relevant regulatory requirements. The coupon rates per annum for the first 5 years are 5.50%, 4.70%, 4.58% issued on 26 October 2011, 29 June 2012 and 5 November 2012 respectively. The Company has the right to call the subordinated debts at par at the end of the fifth year since issuance. If the Company does not exercise the call option, the coupon rate per annum for the remaining 5 years will be 7.50%, 6.70% and 6.58% issuance on 26 October 2011, 29 June 2012 and 5 November 2012, respectively.

Subordinated debts are measured at amortized cost as described in Note 2.10.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

16	SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Group and Company

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Interbank market	68,499	11,500
Stock Exchange market	—	1,500

Total	68,499	13,000

Maturing:
Within thirty days	64,499	13,000
After thirty but within ninety days	—	—
After ninety days	4,000	—

Total	68,499	13,000

As of 31 December 2012, bonds with carrying value of RMB70,515 million (as of 31 December 2011: RMB13,305 million) were pledged as collateral for securities sold under agreements to repurchase resulted from repurchase transactions entered into by the Group in the inter-bank market.

For debt repurchase transactions through stock exchange, the Group and the Company is required to deposit certain exchange-traded bonds into a collateral pool with fair value converted at a standard rate pursuant to stock exchange’s regulation which should be no less than the balance of related repurchase transaction. As of 31 December 2011, the carrying value of securities deposited in the collateral pool was RMB1,569 million. The collateral is restricted from trading during the period of the repurchase transaction.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

17	OTHER LIABILITIES

Group

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Salary and welfare payable	4,035	4,207
Interest payable to policyholder	3,492	2,523
Commission and brokerage payable	2,459	1,871
Interest payable of subordinated debts	1,044	303
Stock appreciation rights (Note 29)	841	569
Payable to constructors	761	449
Agent deposits	686	666
Tax payable	403	393
Others	2,714	2,987

Total	16,435	13,968

Current	16,435	13,968
Non-current	—	—

Total	16,435	13,968

Company

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Salary and welfare payable	3,632	3,869
Interest payable to policyholder	3,492	2,523
Commission and brokerage payable	2,459	1,871
Interest payable of subordinated debts	1,044	303
Stock appreciation rights (Note 29)	841	569
Payable to constructors	760	449
Agent deposits	686	666
Tax payable	387	383
Others	2,658	2,963

Total	15,959	13,596

Current	15,959	13,596
Non-current	—	—

Total	15,959	13,596

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

18	STATUTORY INSURANCE FUND

As required by CIRC Order [2008] No. 2, “Measures for Administration of Statutory Insurance Fund”, all insurance companies have to pay statutory insurance fund contribution to the CIRC from 1 January 2009. The Group is subject to statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively. (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively. (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of the Group’s total assets, no additional contribution to the statutory insurance fund is required.

19	INVESTMENT INCOME

	For the year ended 31 December
	2012 RMB million	2011 RMB million

Debt securities
– held-to-maturity securities	15,194	10,691
– available-for-sale securities	16,219	16,935
– at fair value through profit or loss	911	449
Equity securities
– available-for-sale securities	4,773	4,876
– at fair value through profit or loss	656	37
Bank deposits	30,512	24,978
Loans	4,339	2,658
Securities purchased under agreements to resell	633	98
Others	6	—

Total	73,243	60,722

Included in investment income is interest income of RMB67,814 million (2011: RMB55,809 million). All interest is accrued using the effective interest method.

The investment income from listed debt and equity securities and unlisted debt and equity securities for the year ended 31 December 2012 were RMB6,009 million and RMB31,744 million, respectively (2011: RMB5,105 million and RMB27,883 million).

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

20	NET REALISED GAINS AND IMPAIRMENT ON FINANCIAL ASSETS

	For the year ended 31 December
	2012	2011
	RMB million	RMB million

Debt securities
Net realised gains	1,192	433
Reversal of impairment	51	11

Subtotal	1,243	444

Equity securities
Net realised gains	2,975	1,272
Impairment	(31,094)	(12,924)

Subtotal	(28,119)	(11,652)

Total	(26,876)	(11,208)

Net realised gains on financial assets are from available-for-sale securities.

During the year ended 31 December 2012, the Group recognized impairment charge of RMB14,950 million (2011: RMB4,133 million) of available-for-sale funds, RMB15,980 million (2011: RMB8,791 million) of available-for-sale common stocks and RMB164 million (2011: Nil) of other available-for-sale securities, for which the Group determined that objective evidence of impairment existed.

21	NET FAIR VALUE (LOSSES)/GAINS THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2012	2011
	RMB million	RMB million

Debt securities	47	(405)
Equity securities	(88)	134
Stock appreciation rights	(272)	608

Total	(313)	337

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

22	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross	Ceded	Net
	RMB million	RMB million	RMB million

For the year ended 31 December 2012
Life insurance death and other benefits	107,688	(14)	107,674
Accident and health claims and claim adjustment expenses	8,011	(113)	7,898
Increase in insurance contracts liabilities	185,018	(28)	184,990

Total insurance benefits and claims expenses	300,717	(155)	300,562

For the year ended 31 December 2011
Life insurance death and other benefits	101,362	(13)	101,349
Accident and health claims and claim adjustment expenses	7,903	(114)	7,789
Increase in insurance contracts liabilities	181,590	(11)	181,579

Total insurance benefits and claims expenses	290,855	(138)	290,717

23	INVESTMENT CONTRACT BENEFITS

Benefits of investment contract are mainly the interest credited to investment contracts and universal life contracts.

24	FINANCE COSTS

	For the year ended 31 December
	2012	2011
	RMB million	RMB million

Interest expenses for bonds payable	2,394	303
Interest expenses for securities sold under agreements to repurchase	181	570

Total finance costs	2,575	873

25	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging the following:

	For the year ended 31 December
	2012	2011
	RMB million	RMB million

Employee salary and welfare cost	9,699	8,416
Housing benefits	643	552
Contribution to the defined contribution pension plan	1,743	1,555
Depreciation and amortisation	1,949	1,909
Exchange loss	49	547
Auditors’ remuneration	65	65

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

26	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relate to the same fiscal authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2012	2011
	RMB million	RMB million

Current taxation – Enterprise income tax	1,581	4,355
Deferred taxation	(1,885)	(2,333)

Taxation charges	(304)	2,022

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the year ended 31 December 2011: 25%) is as follows:

		For the year ended 31 December
		2012	2011
		RMB million	RMB million

Profit before income tax		10,968	20,513
Tax computed at the statutory tax rate		2,742	5,128
Non-taxable income	(i)	(3,462)	(3,511)
Additional tax liability from expenses not deductible for tax purposes	(i)	364	325
Unused tax losses		49	57
Other		3	23

Income tax at effective tax rate		(304)	2,022

(i)	Non-taxable income mainly includes interest income from government bonds and funds. Expenses not deductible for tax purposes mainly include commission, brokerage and donation expenses that do not meet the criteria for deduction according to the relevant tax regulations.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

26	TAXATION (continued)

(c)	As at 31 December 2012, deferred income tax was calculated in full on temporary differences under the liability method using a principal tax rate of 25%. The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax assets/(liabilities)

Group	Insurance	Investment	Others	Total
	RMB million	RMB million	RMB million	RMB million
	(i)	(ii)	(iii)

As at 1 January 2011	(11,131)	(1,502)	857	(11,776)
(Charged)/credited to net profit	(505)	2,740	98	2,333
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	8,619	—	8,619
– Portion of fair value gains on available-for-sale securities allocated to participating policyholders	(630)	—	—	(630)

As at 31 December 2011	(12,266)	9,857	955	(1,454)

As at 1 January 2012	(12,266)	9,857	955	(1,454)
(Charged)/credited to net profit	(180)	2,128	(63)	1,885
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(8,924)	—	(8,924)
– Portion of fair value losses on available-for-sale securities allocated to participating policyholders	659	—	—	659

As at 31 December 2012	(11,787)	3,061	892	(7,834)

(i)	The deferred tax arising from the insurance category is mainly related to the change of long-term insurance contracts liabilities at 31 December 2008 as a result of the first time adoption of IFRS in 2009 and the temporary difference of short duration insurance contracts liabilities and policyholder dividend payables.
(ii)	The deferred tax arising from the investment category is mainly related to the temporary difference of unrealised gains/(losses) of available-for-sale securities and securities at fair value through profit or loss.
(iii)	The deferred tax arising from the other category is mainly related to the temporary difference of employee salary and welfare cost payables.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

26	TAXATION (continued)

(c)	The movements in deferred tax assets and liabilities during the year are as follows (continued):

Deferred tax assets/(liabilities)

Company	Insurance	Investment	Others	Total
	RMB million	RMB million	RMB million	RMB million

As at 1 January 2011	(11,131)	(1,500)	803	(11,828)
(Charged)/credited to net profit	(505)	2,727	83	2,305
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	8,614	—	8,614
– Portion of fair value gains on available-for-sale securities attributable to participating policyholders	(630)	—	—	(630)

As at 31 December 2011	(12,266)	9,841	886	(1,539)

As at 1 January 2012	(12,266)	9,841	886	(1,539)
(Charged)/credited to net profit	(180)	2,128	(73)	1,875
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(8,917)	—	(8,917)
– Portion of fair value losses on available-for-sale securities attributable to participating policyholders	659	—	—	659

As at 31 December 2012	(11,787)	3,052	813	(7,922)

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

26	TAXATION (continued)

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

Group

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Deferred tax assets:
– deferred tax assets to be recovered after more than 12 months	6,729	10,306
– deferred tax assets to be recovered within 12 months	1,342	1,595

Subtotal	8,071	11,901

Deferred tax liabilities:
– deferred tax liabilities to be settled after more than 12 months	(15,555)	(13,105)
– deferred tax liabilities to be settled within 12 months	(350)	(250)

Subtotal	(15,905)	(13,355)

Total net deferred tax liabilities	(7,834)	(1,454)

Company

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

Deferred tax assets:
– deferred tax assets to be recovered after more than 12 months	6,632	10,220
– deferred tax assets to be recovered within 12 months	1,342	1,595

Subtotal	7,974	11,815

Deferred tax liabilities:
– deferred tax liabilities to be settled after more than 12 months	(15,547)	(13,104)
– deferred tax liabilities to be settled within 12 months	(349)	(250)

Subtotal	(15,896)	(13,354)

Total net deferred tax liabilities	(7,922)	(1,539)

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

27	NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Net profit attributable to equity holders of the Company is recognised in the financial statements of the Company to the extent of RMB8,220 million (2011: RMB18,448 million).

28	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2012 are based on the weighted average number of 28,264,705,000 ordinary shares (for the year ended 31 December 2011: 28,264,705,000 ordinary shares).

29	STOCK APPRECIATION RIGHTS

The Board of Directors of the Company approved, on 5 January 2006, an award of stock appreciation rights of 4.05 million units and on 21 August 2006, another award of stock appreciation rights of 53.22 million units to eligible employees. The exercise prices of the two awards were HK$5.33 and HK$6.83, respectively, the average closing price of shares in the five trading days prior to 1 July 2005 and 1 January 2006, the dates for vesting and exercise price setting purposes of this award. The exercise prices of stock appreciation rights were the average closing price of the shares in the five trading days prior to the date of the award. Upon the exercise of stock appreciation rights, exercising recipients will receive payments in RMB, subject to any withholding tax, equal to the number of stock appreciation rights exercised times the difference between the exercise price and market price of the H shares at the time of exercise.

Stock appreciation rights have been awarded in units, with each unit representing the value of one H share. No shares of common stock will be issued under the stock appreciation rights plan. According to the Company’s plan, all stock appreciation rights will have an exercise period of five years from date of award and will not be exercisable before the fourth anniversary of the date of award unless specified market or other conditions have been met. On 26 February 2010, the Board of Directors of the Company extended the exercise period of all stock appreciation rights subject to government policy.

All the stock appreciation rights awarded were fully vested as at 31 December 2012. As at 31 December 2012, there were 55.01 million units outstanding and exercisable (as at 31 December 2011: 55.01 million). As at 31 December 2012, the amount of intrinsic value for the vested stock appreciation rights is RMB828 million (as at 31 December 2011: RMB556 million).

The fair value of the stock appreciation rights is estimated on the date of valuation at each reporting date using lattice-based option valuation models based on expected volatility from 60% to 70%, an expected dividend yield of no higher than 0.5% and risk-free interest rate from 0.2% to 0.3%.

The Company recognized a loss of RMB272 million in the net fair value losses/gains through profit or loss in the consolidated comprehensive income representing the fair value change of the rights during the year ended 31 December 2012 (2011 fair value gain: RMB608 million). No reversed cost due to the abstentions of the stock appreciation rights during the year ended 31 December 2012 (2011: RMB15 million). RMB828 million and RMB13 million were included in salary and staff welfare payable included under Other Liabilities for the units not exercised and exercised but not paid as at 31 December 2012 (as at 31 December 2011, RMB556 million and RMB13 million), respectively. No unrecognized compensation cost due to the stock appreciation rights as at 31 December 2012 and 2011.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

30	DIVIDENDS

Pursuant to the equity holders’ approval at the Annual General Meeting in May 2012, a final dividend of RMB0.23 per ordinary share totalling RMB6,501 million in respect of the year ended 31 December 2011 was declared and was paid in 2012. These dividends have been recorded in the consolidated financial statements for the year ended 31 December 2012.

Pursuant to a resolution passed at the meeting of the Board of Directors on 27 March 2013, a final dividend of RMB0.14 per ordinary share totalling approximately RMB3,957 million for the year ended 31 December 2012 was proposed for equity holders’ approval at the Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2012.

31	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

The table set forth below summarises the names of significant related parties and nature of relationship with the Company as at 31 December 2012:

Significant related parties	Relationship with the Company

CLIC	The ultimate holding company
China Life Asset Management Company Limited (“AMC”)	A subsidiary of the Company
China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company
Sino-Ocean	An associate of the Company
CGB	An associate of the Company
CLP&C	An associate of the Company
China Life Real Estate Company Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“China Life Overseas”)	Under common control of CLIC
China Life Franklin Asset Management Company Limited (“AMC HK”)	An indirect subsidiary of the Company
China Life Investment Holding Company Limited (“IHC”)	Under common control of CLIC
China Life Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others.

China Life Yuantong Property Company Limited (“China Life Yuantong”)	Under common control of CLIC

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

31	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(b)	Related parties with control relationship

Information of the parent company is as follows:

Name	Location of registration	Principal business	Relationship with the company	Nature of economic	Legal Representative

CLIC	Beijing, China	Insurance services including receipt of premiums and payment of benefits in respect of the in-force life, health, accident and other types of personal insurance business, and the reinsurance business; holding or investing in domestic and overseas insurance companies or other financial insurance institutions; funds management business permitted by national laws and regulations or approved by State Council of the People’s Republic of China; other business approved by insurance regulatory agencies.	Immediate and ultimate holding company	State owned	Yang Mingsheng

Refer to Note 36 for basic and related information of subsidiaries.

(c)	Registered capital of related parties with control relationship and changes during the year

	As at 31			As at 31
Name of related party	December 2011	Increase	Decrease	December 2012
	million	million	million	million

CLIC	RMB4,600	—	—	RMB4,600
AMC	RMB3,000	—	—	RMB3,000
Pension Company	RMB2,500	—	—	RMB2,500
AMC HK	HK dollar 60	—	—	HK dollar 60

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

31	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(d)	Percentage of holding of related parties with control relationship and changes during the year

Equity holder

	As at 31 December 2011				As at 31 December 2012
		Percentage				Percentage
	Amount	of holding	Increase	Decrease	Amount	of holding
	million		million	million	million

CLIC	RMB19,324	68.37%	—	—	RMB19,324	68.37%

Subsidiaries

	As at 31 December 2011				As at 31 December 2012
		Percentage				Percentage
	Amount	of holding	Increase	Decrease	Amount	of holding
	million		million	million	million

AMC	RMB1,680	60.00% directly	—	—	RMB1,680	60.00% directly
Pension Company	RMB2,305	92.20% directly and indirectly	—	—	RMB2,305	92.20% directly and indirectly
AMC HK	HK dollar 30	50.00% indirectly	—	—	HK dollar 30	50.00% indirectly

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

31	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties.

		For the year ended 31 December
	Note	2012	2011
		RMB million	RMB million

Transactions with CLIC and its subsidiaries
Policy management fee income earned from CLIC	(i)	1,063	1,112
Asset management fee earned from CLIC	(ii.a)	133	129
Dividends to CLIC		4,444	7,729
Dividends to CLIC from AMC		65	58
Awards on recovery of non-performing assets and others earned from CLIC		—	14
Retired personnel management fee earned from CLIC		2	2
Asset management fee earned from China Life Overseas	(ii.d)	20	17
Asset management fee earned from CLP&C	(ii.c)	12	23
Property insurance payments to CLP&C		58	51
Claim payment and others to the Company from CLP&C		19	14
Brokerage fee from CLP&C	(iii)	648	405
Additional capital contribution to CLP&C (Note 7)		—	1,600
Brokerage fee payment to CLP&C		16	—
Rentals and service fee income earned from CLP&C		28	22
Rentals, project payments and others to CLRE	(iv)	38	26
Property leasing expense charged by IHC	(v)	63	66
Asset management fee earned from IHC		5	6
Service fee and other income earned from IHC		14	34
PP&E purchase payment to IHC		61	2
Property leasing fee earned from IHC		23	8
Prepayment to China Life Yuantong		—	167
Additional capital contribution to China Life Yuantong	(viii)	361	—

Transaction with CGB
Interest income earned from CGB		733	690
Brokerage fee charged by CGB	(vi)	9	9
Premium earned from CGB		2	5

Transaction with Sino-Ocean
Subordinated debts purchased from Sino-Ocean		—	260
Scrip dividends from Sino-Ocean (Note 7)		182	91
Cash dividends from Sino-Ocean		—	56
Interest earned from subordinated debts		26	13
Project management fee paid to Sino-Ocean		61	4

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

31	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

		For the year ended 31 December
	Note	2012	2011
		RMB million	RMB million

Transaction with EAP
Payment to EAP		261	235

Transaction with AMC
Asset management fee expense charged to the Company by AMC	(ii.b)	761	692
Dividends to the Company		97	87
Payments of insurance policies by AMC to the Company		1	1
Project consulting fee paid to AMC		3	3

Transaction with Pension Company
Rental and disbursement from Pension Company		104	97
Brokerage fee from pension company	(vii)	7	6
Annuity promotion fee from pension company		18	32
Investment brokerage fee from pension company		2	36
IT services fee income earned from Pension Company		3	2
Business promotion income from Pension Company		2	3

Transaction with AMC HK
Investment management fee charged to the Company by AMC HK	(ii.e)	8	9

Note:

(i)	On 15 December 2011, CLIC and the Company entered into a renewal agreement, with effective period to 31 December 2014, to engage the Company to provide policy administration services to CLIC relating to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. In consideration of the services provided under the agreement, CLIC will pay the Company a policy management fee based on the estimated cost of providing the services, to which a profit margin is added. The policy management fee is equal to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force that were within their policy term as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits in respect of such policies collected during the period. The policy management fee income is included in other income in consolidated statement of comprehensive income.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

31	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Note: (continued)

(ii.a)	On 29 December 2011, CLIC and AMC entered into a renewal agreement, with effective period to 31 December 2014, whereby CLIC agreed to pay the AMC a service fee at the rate of 0.05% per annum. The service fee was calculated and payable on a monthly basis, by multiplying the average of book value of the assets under management (after deducting the funds obtained and interests accrued from repurchase transactions) at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. The service fee could be adjusted according to the performance.
(ii.b)	On 30 December 2010, the Company and the AMC entered into an agreement, with effective period to 31 December 2011. The agreement was subject to an automatic renewal for one year if there was no objection by both parties upon expiry. The Company agreed to pay the AMC a fixed service fee and a performance fee. The annual fixed service fee is calculated with reference to the net asset value of the total invested assets by the rate of 0.05% per annum and is payable monthly. The performance fee is charged at 20% of the fixed service fee per annum subject to performance assessment and is payable annually. The service fees were determined by the Company and the AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. On 31 December 2011, the agreement automatically renewed for one year with effective period to 31 December 2012. Asset management fees charged to the Company by AMC is eliminated in the consolidated statement of comprehensive income.
(ii.c)	In 2012, CLP&C and the AMC signed an agreement, with effective period to 31 December 2013. The agreement is subject to an automatic renewal for one year if there was no objection by both parties upon expiry. According to the agreement, the fixed service fee is calculated and payable on a monthly basis, by multiplying the average of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. The variable service fee is calculated based on investment performance.
(ii.d)	In 2012, China Life Overseas and the AMC HK entered into an agreement whereby China Life Overseas and AMC HK set a benchmark for annual net investment return yield and China Life Overseas agreed to pay AMC HK a management service fee at a rate calculated based on actual annual net investment return yield. This agreement was in effect from 1 January 2012 to 31 December 2012.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

31	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Note: (continued)

(ii.e)	In September 2011, the Company and AMC HK renewed the agreement of Offshore Investment Management Service Agreement. In accordance with the agreement, the Company agreed to pay AMC HK asset management fee calculated and collected based the annual investment instruction and related terms and conditions. In accordance with the 2012 annual instruction and related terms and conditions, asset management fees were calculated at a fixed rate of 0.4% of portfolio asset value and a performance element capped at 0.15% of portfolio asset value for assets managed on a discretionary basis. Management fees on assets managed on a non-discretionary basis is calculated at 0.05% of portfolio asset value for 2012. Management fees at fixed rates are calculated based on the portfolio asset value at the end of each month based on the monthly report provided by AMC HK and payable quarterly. Performance elements are calculated and payable on an annual basis. In accordance with the 2012 annual instruction, the calculation and payment of asset management fees remain the same as 2011. Asset management fees charged to the Company by AMC HK are eliminated in the consolidated statement of comprehensive income.
(ii.f)	On 1 January 2011, Pension Company and AMC signed an agreement with effective period to 31 December 2011. The agreement was subject to an automatic renewal for one year if there was no objection by both parties upon expiry. According to the agreement, the fixed service fee is calculated and payable on a monthly basis, by multiplying the average of book value of the assets under management at the beginning and at the end of any given month by the rate of 0.05%, divided by 12. There is a performance portion based on 10% of the excess return which is payable annually. On 1 January 2012, the agreement automatically renewed for one year to 31 December 2012. Asset management fees charged to Pension Company by AMC are eliminated in the consolidated statement of comprehensive income.
(iii)	In November 2008, the Company and CLP&C entered into a 2-year agreement, whereby CLP&C entrusted the Company to act as an agent to sell selected insurance products in certain jurisdictions. The service fee is determined according to cost (tax included) plus a margin. The agreement was subject to an automatic renewal for one year if there was no objection by both parties upon expiry. On 8 March 2012, the Company and CLP&C entered into a new 2-year agreement, which was subject to an automatic renewal for one year if there was no objection by both parties upon expiry with all the original terms remaining the same. The parties also agreed that the agreement signed in 2008 remains effective until 2012 agreement becomes effective.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

31	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(e)	Transactions with significant related parties (continued)

Note: (continued)

(iv)	The Group made certain project payments to CLRE and paid other miscellaneous expenditure mainly comprised rentals and deposits to CLRE.
(v)	On 22 February 2010, the Company and IHC entered into a property leasing agreement with effective period to 31 December 2012, pursuant to which IHC agreed to lease to the Company certain of its owned and leased buildings. Annual rental payable by the Company to IHC in relation to the IHC owned properties is determined by reference to market rent or, the costs incurred by IHC in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi-annual basis.
(vi)	On 19 April 2012, the Company and CGB entered into an individual bank insurance agency agreement. All insurance products suitable for distribution through banking network are included in the agreement. CGB will provide services, including selling of insurance products, receiving premiums and paying benefits. The Company has agreed to pay commission fees as follows: 1) A monthly commission fee, calculated on a monthly basis, by multiplying total premium of policy sold at a fixed commission rate; or 2) A monthly commission fee, calculated on a monthly basis, by multiplying the number of policy being handled at fixed commission rate which is not more than RMB1 per policy, where CGB handles premiums receipts and benefits payments. The agreement has a term of three years and is subject to an automatic renewal for one year.
(vii)	In December 2011, the Company and Pension Company entered into an enterprise annuity funds distribution and customer service agency agreement, whereby Pension Company entrusted the Company to distribute enterprise annuity funds and provide customer service. The service fee is calculated at 50% to 80% of the first year management fee according to the terms of insurance contracts. The agreement term was one year and subject to an automatic renewal for one year if there was no objection by both parties upon expiry. The terms and conditions of the agreement remain unchanged.
(viii)	At the 23rd meeting of the third session of the Board Committee held on 9 May 2012, AMC made additional capital contribution of RMB361 million to China Life Yuantong in proportion to its equity holding ratio of 19%. As a result, the total capital contribution from AMC to China Life Yuantong is increased to RMB475 million.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

31	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(f)	Amounts due from/to significant related parties

The following table summarises the resulting balance due from and to significant related parties. The balance is non-interest bearing, unsecured and has no fixed repayment terms except for the deposits in CGB and subordinated debts issued by Sino-Ocean.

	As at 31 December 2012 RMB million	As at 31 December 2011 RMB million

The resulting balance due from and to significant related parties of the Group
Amount due from CLIC (Note 12)	560	596
Amount due to CLIC	(5)	(1)
Amount due from China Life Overseas	11	5
Amount due from CLP&C	65	51
Amount due to CLP&C	(2)	(1)
Amount due from IHC	16	15
Amount due to IHC	(8)	(8)
Amount due from China Life Yuantong	—	167
Amount due from CLRE	1	1
Amount due to CLRE	(4)	—
Amount deposited with CGB	14,701	16,000
Amount due from CGB	218	311
Amount due to CGB	(1)	—
Held Subordinated debts of Sino-Ocean	266	260
The resulting balance due from and to subsidiaries of the Company
Amount due from Pension Company	50	75
Amount due to Pension Company	(2)	(2)
Amount due to AMC	(68)	(59)
Amount due to AMC HK	(2)	(4)

(g)	Key management compensation

	For the year ended 31 December
	2012 RMB million	2011 RMB million

Salaries and other benefits	12	25

The total compensation package for the Company’s key management for the year ended 31 December 2012 has not yet been finalised in accordance with regulations of the PRC relevant authorities. The final compensation will be disclosed in a separate announcement when determined. The compensation of 2011 has been approved by relevant authorities. The total compensation of 2011 was RMB25 million, including deferral payment about RMB5 million.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

31	SIGNIFICANT RELATED PARTY TRANSACTIONS (continued)

(h)	Transactions with state-owned enterprises

Under IAS 24 (Revised), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business is insurance relevant and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and applied IAS 24 (Revised) exemption and disclose only qualitative information.

As at and during the year ended 31 December 2012, most of bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the year ended 31 December 2012, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bancassurance brokerage charges were paid to state-owned banks and postal office; almost all of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

32	SHARE CAPITAL

	As at 31 December 2012		As at 31 December 2011
	No. of shares	RMB million	No. of shares	RMB million

Registered, authorized, issued and fully paid Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 31 December 2012, the Company’s share capital was as follows:

		As at 31 December 2012
		No. of shares	RMB million

Owned by CLIC (i)		19,323,530,000	19,324
Owned by other equity holders		8,941,175,000	8,941
Including:	Domestic listed	1,500,000,000	1,500
	Overseas listed (ii)	7,441,175,000	7,441

Total		28,264,705,000	28,265

(i)	All shares owned by CLIC are A shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong and the New York Stock Exchange.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

33	RESERVES

Group

	Additional paid in capital RMB million	Unrealised gains/(losses) from available-for-sale securities RMB million	Statutory reserve fund(a) RMB million	Discretionary reserve fund(b) RMB million	General reserve(c) RMB million	Exchange differences on translating foreign operations RMB million	Total RMB million

As at 1 January 2011	53,860	4,600	16,216	12,834	13,004	(2)	100,512
Other comprehensive income for the year	—	(24,204)	—	—	—	(1)	(24,205)
Appropriation to reserves	—	—	1,848	3,368	1,848	—	7,064

As at 31 December 2011	53,860	(19,604)	18,064	16,202	14,852	(3)	83,371

Other comprehensive income for the year	—	24,995	—	—	—	—	24,995
Appropriation to reserves	—	—	1,107	1,848	1,107	—	4,062

As at 31 December 2012	53,860	5,391	19,171	18,050	15,959	(3)	112,428

Company

	Additional paid in capital RMB million	Unrealised gains/(losses) from available-for-sale securities RMB million	Statutory reserve fund(a) RMB million	Discretionary reserve fund(b) RMB million	General reserve(c) RMB million	Total RMB million

As at 1 January 2011	53,860	4,533	16,168	12,834	13,004	100,399
Other comprehensive income for the year	—	(23,949)	—	—	—	(23,949)
Appropriation to reserve	—	—	1,848	3,368	1,848	7,064

As at 31 December 2011	53,860	(19,416)	18,016	16,202	14,852	83,514

Other comprehensive income for the year	—	24,772	—	—	—	24,772
Appropriation to reserve	—	—	1,107	1,848	1,107	4,062

As at 31 December 2012	53,860	5,356	19,123	18,050	15,959	112,348

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

33	RESERVES (continued)

(a)	The Company appropriated 10% of its net profit under Chinese Accounting Standards (“CAS”) to statutory reserve for the year ended 31 December 2012 amounting to RMB1,107 million under the relevant PRC laws (2011: RMB1,848 million).

(b)	Approved by the Annual General Meeting in June 2012, the Company appropriated RMB1,848 million to discretionary reserve fund for the year ended 31 December 2011 based on net profit under CAS (2011: RMB3,368 million).

(c)	Pursuant to “Financial Standards of Financial Enterprises-Implementation Guide” issued by Ministry of Finance of People’s Republic of China on 30 March 2007, for the year ended 31 December 2012, the Company appropriated 10% of net profit under CAS which amounts to RMB1,107 million to general reserve for future uncertain disasters, which cannot be used for dividend distribution or share capital increment (2011: RMB1,848 million).

Under related PRC law, dividends may be paid only out of distributable profits. Any distributable profits that are not distributed in a given year are retained and available for distribution in subsequent years.

34	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	Group		Company
	As at 31	As at 31	As at 31	As at 31
	December 2012	December 2011	December 2012	December 2011
	RMB million	RMB million	RMB million	RMB million

Pending lawsuits	183	168	183	168

The Group involves in certain lawsuits arising from ordinary course of businesses. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analyzed all pending lawsuits at the end of each reporting period. A provision will only be recognized if the management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 31 December 2012 and 2011, the Group has other contingent liabilities but disclosure of such was not practical because the amount of liabilities could not be reliably estimated.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

35	COMMITMENTS

(a)	Capital commitments

Capital commitments contracted for at the end of the reporting period but not yet paid/provided for are as follows:

	Group		Company
	As at 31	As at 31	As at 31	As at 31
	December 2012	December 2011	December 2012	December 2011
	RMB million	RMB million	RMB million	RMB million

Investment	3,327	3,543	3,327	3,543
Property, plant and equipment	8,685	3,562	8,685	3,562
Others	48	42	48	42

Total	12,060	7,147	12,060	7,147

(b)	Operating lease commitments

The future minimum lease payments under non-cancellable operating leases are as follows:

	Group		Company
	As at 31	As at 31	As at 31	As at 31
	December 2012	December 2011	December 2012	December 2011
	RMB million	RMB million	RMB million	RMB million

Land and buildings
Not later than one year	394	403	365	374
Later than one year but not later than five years	477	509	453	487
Later than five years	17	29	17	29

Total	888	941	835	890

The operating lease payments charged to profit before income tax for the year ended 31 December 2012 were RMB690 million (for the year ended 31 December 2011: RMB644 million).

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

36	INVESTMENTS IN SUBSIDIARIES

Company

	As at 31 December
	2012	2011
	RMB million	RMB million

Unlisted investments at cost	3,865	3,865

The table below presents the basic information of the Company’s subsidiaries at 31 December 2012:

	Place of	Percentage
	incorporation	of equity		Principal
Name	and operation	interest held	Registered capital	activities

AMC	People’s Republic of China	60% directly	RMB3,000 million	Asset management

Pension Company	People’s Republic of China	92.2% directly and indirectly	RMB2,500 million	Pension and annuity

AMC HK	Hong Kong, PRC	50% indirectly	HK$ 60 million	Asset management

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

37	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENTS’ REMUNERATION

The total compensation package for these directors, supervisors, chief executive and senior managements for the year ended 31 December 2012 has not yet been finalised in accordance with regulations of the relevant PRC authorities. The amount of the compensation not provided for is not expected to have a significant impact on the Group’s 2012 financial statements. The final compensation will be disclosed in a separate announcement when determined.

(a)	Directors’ and chief executive’s emoluments

The aggregate amounts of emoluments paid to directors and chief executive of the Company for the year ended 31 December 2012 are as follows:

Name	Remuneration paid	Benefits in kind	Total
		RMB Thousand

Yuan Li (i)	106.9	52.7	159.6
Yang Mingsheng(ii)	320.6	250.1	570.7
Wan Feng (iii)	384.8	326.6	711.4
Lin Dairen	380.5	323.1	703.6
Liu Yingqi	380.5	323.1	703.6
Miao Jianmin	—	—	—
Shi Guoqing(iv)	—	—	—
Zhuang Zuojin(iv)	—	—	—
Zhang Xiangxian(v)	—	—	—
Wang Sidong(v)	—	—	—
Ma Yongwei (vi) (viii)	—	—	—
Sun Changji (viii)	—	—	—
Bruce D. Moore	320.0	—	320.0
Anthony Francis Neoh	300.0	—	300.0
Tang Jianbang(vii)(viii)	—	—	—

Note:

(i)	Resigned as Executive director in 2011 annual general meeting on 22 May 2012.
(ii)	Appointed as Executive director in 2011 annual general meeting on 22 May 2012.
(iii)	Mr. Wan Feng is Chief Executive.
(iv)	Retired as Non-executive director due to age on 22 May 2012.
(v)	Appointed as Non-executive director in the first 2012 extraordinary general meeting on 10 July 2012.
(vi)	Resigned as independent director in the first 2012 extraordinary general meeting on 10 July 2012.
(vii)	Appointed as The independent director in the first 2012 extraordinary general meeting on 10 July 2012.
(viii)	In accordance with regulations of the relevant PRC authorities, the Company didn’t pay any emoluments to independent directors Sun Changji, Tang Jianbang and Ma Yongwei.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

37	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENTS’ REMUNERATION (continued)

(a)	Directors’ and chief executive’s emoluments (continued)

The aggregate amounts of emoluments paid to directors and chief executive of the Company for the year ended 31 December 2011 are as follows:

Name	Basic salaries	Inducement salaries	Subtotal of salary income	Delay in payment included in salary income	Benefits in kind	Total	Delay in payment included in total	Actual paid included in total
	RMB Thousand

Yang Chao	187.3	439.7	627.0	219.9	161.7	788.7	219.9	568.8
Yuan Li	262.2	615.7	877.9	307.9	99.4	977.3	307.9	669.4
Wan Feng	404.5	949.9	1,354.4	475.0	262.0	1,616.4	475.0	1,141.4
Lin Dairen	400.1	939.3	1,339.4	469.7	259.4	1,598.8	469.7	1,129.1
Liu Yingqi	400.1	939.3	1,339.4	469.7	259.4	1,598.8	469.7	1,129.1
Miao Jianmin	—	—	—	—	—	—	—	—
Shi Guoqing	—	—	—	—	—	—	—	—
Zhuang Zuojin	—	—	—	—	—	—	—	—
Ma Yongwei	—	—	—	—	—	—	—	—
Sun Changji	—	—	—	—	—	—	—	—
Bruce D. Moore	250.0	70.0	320.0	—	—	320.0	—	320.0
Anthony Francis Neoh	250.0	50.0	300.0	—	—	300.0	—	300.0

The compensation amounts for these directors for the year ended 31 December 2011 were restated based on the finalised amounts determined during 2012.

In addition to the directors’ emoluments disclosed above, certain directors of the Company receive emoluments from CLIC, amount of which has not been apportioned between their services to the Company and their services to CLIC.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

37	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENTS’ REMUNERATION (continued)

(b)	Supervisors’ emoluments

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2012 are as follows:

Name	Remuneration paid	Benefits in kind	Total
		RMB Thousand

Xia Zhihua	380.5	323.1	703.6
Shi Xiangming	589.8	305.6	895.4
Luo Zhongmin(i)	75.0	—	75.0
Yang Cuilian(i)	282.0	166.7	448.7
Li Xuejun(i)	282.0	162.2	444.2
Yang Hong(ii)	329.0	138.1	467.1
Wang Xu(ii)	329.0	165.9	494.9
Tian Hui(ii)	87.5	—	87.5

Note:

(i)	Appointed as supervisors in the first 2012 extraordinary general meeting on 10 July 2012.
(ii)	Resigned as supervisors in the first 2012 extraordinary general meeting on 10 July 2012.

The aggregate amounts of emoluments paid to supervisors of the Company for the year ended 31 December 2011 are as follows:

Name	Basic salaries	Inducement salaries	Subtotal of salary income	Delay in payment included in salary income	Benefits in kind	Total	Delay in payment included in total	Actual paid included in total
	RMB Thousand

Xia Zhihua	400.1	939.3	1,339.4	469.7	259.4	1,598.8	469.7	1,129.1
Shi Xiangming	589.8	415.3	1,005.1	—	250.2	1,255.3	—	1,255.3
Yang Hong	564.1	398.6	962.7	—	222.6	1,185.3	—	1,185.3
Wang Xu	564.1	398.6	962.7	—	241.4	1,204.1	—	1,204.1
Tian Hui	120.0	30.0	150.0	—	—	150.0	—	150

The compensation amounts for these supervisors for the year ended 31 December 2011 were restated based on the finalised amounts determined during 2012.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Notes to the Consolidated Financial Statements

For the year ended 31 December 2012

37	DIRECTORS’, SUPERVISORS’, CHIEF EXECUTIVE’S AND SENIOR MANAGEMENTS’ REMUNERATION (continued)

(c)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Company include two directors (2011: three directors) whose emoluments are reflected in the analysis presented above.

Details of remuneration of the remaining three (2011: two) highest paid individuals are as follows:

	2012	2011
	RMB	RMB
	Thousand	Thousand

Basic salaries, housing allowances, other allowances and benefits in kind	2,374	5,734

The emoluments fell within the following bands:

	Number of individuals
	2012	2011

RMB0 – RMB1,000,000	3	—
RMB1,000,000 – RMB2,000,000	—	1
RMB2,000,000 – RMB3,000,000	—	—
RMB3,000,000 – RMB4,000,000	—	—
RMB4,000,000 – RMB4,500,000	—	1

No emoluments have been paid by the Company to the directors or any of the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Embedded Value

BACKGROUND

China Life Insurance Company Limited prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of the life insurance business of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of one year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in one year based on a particular set of assumptions about future experience.

China Life Insurance Company Limited believes that reporting the Company’s embedded value and value of one year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of one year’s sales provides an indication of the value created for investors by new business activity based on the assumptions used and hence the potential of the business. However, the information on embedded value and value of one year’s sales should not be viewed as a substitute of financial measures under the relevant accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of one year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, embedded value and the value of one year’s sales’ calculation involve substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the future financial impact of transactions between the Company and CLIC, China Life Investment Holding Company Limited, AMC, Pension Company, P&C Company, and etc.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Embedded Value

DEFINITIONS OF EMBEDDED VALUE AND VALUE OF ONE YEAR’S SALES

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of capital supporting a company’s desired solvency margin.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less PRC solvency policy reserves and other liabilities; and

•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of one year’s sales” are defined here as the discounted value of the projected stream of future after-tax distributable profits for existing in-force business at the valuation date and for one year’s sales in the 12 months immediately preceding the valuation date. Distributable profits arise after allowance for PRC solvency reserves and solvency margins at the required regulatory minimum level.

The value of in-force business and the value of one year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk, the risk of operating experience’s fluctuation and the economic cost of capital through the use of a risk-adjusted discount rate.

PREPARATION AND REVIEW

The embedded value and the value of one year’s sales were prepared by China Life Insurance Company Limited in accordance with “Life Insurance Embedded Value Reporting Guidelines” issued by China Insurance Regulatory Commission. Towers Watson, an international firm of consultants, performed a review of China Life’s embedded value and value of one year’s sales. The review statement from Towers Watson is contained in the “Towers Watson’s review opinion report on embedded value” section.

On 15 May 2012, the Ministry of Finance and the State Administration of Taxation issued the “Notice on Corporate Income Tax Deduction of Reserves for Insurance Companies” (Cai Shui [2012] No. 45), requiring the taxation basis to be based on accounting profits. Based on the above regulation, in preparing the 2012 embedded value report, the adjusted net worth has reflected the tax treatment in accordance with accounting profits. When calculating the value of in-force business and value of one year’s sales, as there is uncertainty in the accounting liability assumptions in future valuation periods (such as valuation interest rates), correspondingly, numerous scenarios could be possible as to future accounting profits. Consequently, we have adopted the profits based on the solvency liability in projecting future tax payable in the base scenario. We also disclose the value of in-force business and value of one year’s sales calculated using tax payable based on the accounting profits in accordance to the “Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario in the table 3 of “SENSITIVITY RESULTS”.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Embedded Value

ASSUMPTIONS

Economic assumptions:

The calculations are based upon assumed corporate tax rate of 25% for all years. The investment returns are assumed to be 5.1% in 2012 and grading to 5.5% in 2016 (remaining level thereafter). 15% from 2012 to 2015, and grading to 17% in 2017 (remaining level thereafter) of the investment return is assumed to be exempt from income tax. These investment return and tax exempt assumptions are based on the Company’s strategic asset mix and expected future returns. The risk-adjusted discount rate used is 11%.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company’s recent operating experience and expected future outlook.

SUMMARY OF RESULTS

The embedded value as at 31 December 2012 and the value of one year’s sales for the 12 months to 31 December 2012, and their corresponding results in 2011 are shown below:

Table 1

Components of Embedded Value and Value of One Year’s Sales			RMB million
		31 December	31 December
ITEM		2012	2011

A	Adjusted Net Worth	128,507	110,266
B	Value of In-Force Business before Cost of Solvency Margin	245,134	215,608
C	Cost of Solvency Margin	(36,046)	(33,020)
D	Value of In-Force Business after Cost of Solvency Margin (B+C)	209,088	182,588
E	Embedded Value (A + D)	337,596	292,854
F	Value of One Year’s Sales before Cost of Solvency Margin	24,129	23,756
G	Cost of Solvency Margin	(3,295)	(3,557)
H	Value of One Year’s Sales after Cost of Solvency Margin (F + G)	20,834	20,199

Notes:	1)	Numbers may not be additive due to rounding.
	2)	Taxable incomes in embedded value and the value of one year’s sales are based on earnings calculated using solvency reserves.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Embedded Value

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period.

Table 2

Analysis of Embedded Value Movement in 2012		RMB million
ITEM

A	Embedded Value at Start of Year	292,854
B	Expected Return on Embedded Value	30,215
C	Value of New Business in the Period	20,834
D	Operating Experience Variance	(879)
E	Investment Experience Variance	9,676
F	Methodology, Model and Assumption Changes	(1,905)
G	Market Value and Other Adjustments	(6,954)
H	Exchange Gains or Losses	(49)
I	Shareholder Dividend Distribution	(6,501)
J	Other	304
K	Embedded Value as at 31 December 2012 (sum A through J)	337,596

Notes:	1)	Numbers may not be additive due to rounding.
	2)	Items B through J are explained below:
		B	Reflects unwinding of the opening value of in-force business and value of new business sales in 2012 plus the expected return on investments supporting the 2012 opening net worth.
		C	Value of new business sales in 2012.
		D	Reflects the difference between actual experience in 2012 (including lapse, mortality, morbidity, and expense etc.) and the assumptions.
		E	Compares actual with expected investment returns during 2012.
		F	Reflects the effect of projection method, model enhancements and assumption changes.
		G	Change in the market value adjustment from the beginning of year 2012 to 31 December 2012, tax adjustment and other related adjustments.
		H	Reflect the gains or losses due to changes in exchange rate.
		I	Reflects dividends distributed to shareholders during 2012.
		J	Other miscellaneous items.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Embedded Value

SENSITIVITY RESULTS

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 3

Sensitivity Results			RMB million
		VALUE OF IN-FORCE	VALUE OF ONE YEAR’S
		BUSINESS AFTER COST OF	SALES AFTER COST OF
		SOLVENCY MARGIN	SOLVENCY MARGIN

	Base case scenario	209,088	20,834
1.	Risk discount rate of 11.5%	198,792	19,745
2.	Risk discount rate of 10.5%	220,146	22,002
3.	10% increase in investment return	244,490	23,618
4.	10% decrease in investment return	173,935	18,076
5.	10% increase in expenses	206,480	19,073
6.	10% decrease in expenses	211,697	22,594
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	207,185	20,746
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	211,023	20,921
9.	10% increase in lapse rates	207,821	20,656
10.	10% decrease in lapse rates	210,399	21,011
11.	10% increase in morbidity rates	207,035	20,716
12.	10% decrease in morbidity rates	211,161	20,952
13.	10% increase in claim ratio of short term business	208,808	20,238
14.	10% decrease in claim ratio of short term business	209,369	21,429
15.	Solvency margin at 150% of statutory minimum	200,097	19,154

16.	Using 2011 EV assumptions	209,383	21,068

17.	Taxable income based on the accounting profit in accordance to the “Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario	211,901	20,191

Note: Taxable income is based on earnings calculated using solvency reserves for Scenarios 1 to 16.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Embedded Value

TOWERS WATSON’S REVIEW OPINION REPORT ON EMBEDDED VALUE

To The Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results for the financial year ended 31 December 2012 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

China Life has engaged Towers Watson Management Consulting (Shenzhen) Co. Ltd. Beijing Branch (“Towers Watson”) to review its EV Results. This report is addressed solely to China Life in accordance with the terms of our engagement letter, and sets out the scope of our work and our conclusions. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statement set forth in this report.

Scope of work

Our scope of work covered:

•

a review of the methodology used to develop the embedded value and value of one year’s sales as at 31 December 2012, in the light of the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the China Insurance Regulatory Commission (“CIRC”) in September 2005;

•	a review of the economic and operating assumptions used to develop the embedded value and value of one year’s sales as at 31 December 2012;

•	a review of the results of China Life’s calculation of the EV Results.

In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

Commission File Number 001-31914

China Life Insurance Company Limited    Annual Report 2012

Embedded Value

Opinion

Based on the scope of work above, we have concluded that:

•

the embedded value methodology used by China Life is consistent with the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the CIRC. The methodology applied by China Life is a common methodology used to determine embedded values of life insurance companies in China at the current time;

•

the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience;

•	no changes have been assumed to the treatment of tax, but some sensitivity results relating to tax have been shown by China Life; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.

For and on behalf of Towers Watson

Adrian Liu FIAA, FCAA

14th March 2013

In case of any discrepancy between the Chinese version and the English version of this report, the Chinese version shall prevail; in case of any discrepancy between the printed version and the website version of this report, the website version shall prevail.

The cover photo of the printed version of this report was photographed by Mr. Gao Jian of the Shenzhen Branch of the Company.